EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of the claimant and its subsidiary companies as of the close of such calendar year.

FPL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	FPL Group, Inc.	Florida Power & Light Company Consolidated	FPL Group Capital Inc Consolidated	Adjusting & Elim. Entries	FPL Group, Inc. Consolidated
PROPERTY, PLANT AND EQUIPMENT					
Elec. utility plant in ser. & other property	$0	$21,368	$7,076	$1	$28,445
Nuclear fuel	0	380	83	0	463
Construction work in progress	0	741	624	(1)	1,364
Less accumulated depr. & amort.	0	(9,237)	(738)	0	(9,975)
Total prop., plant and eqpt. - net	0	13,252	7,045	0	20,297
CURRENT ASSETS					
Cash and cash equivalents	27	4	98	0	129
Customer receivables - net	0	636	180	0	816
Other receivables	16	151	256	(52)	371
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	355	104	(1)	458
Deferred clause expenses	0	348	0	0	348
Other	0	179	167	2	348
Total current assets	43	1,673	805	(51)	2,470
OTHER ASSETS:					
Special use funds	0	1,974	274	0	2,248
Other investments	7,237	9	1,025	(7,461)	810
Other	91	909	192	(81)	1,110
Total other assets	7,328	2,892	1,491	(7,542)	4,168
TOTAL ASSETS	$7,371	$17,817	$9,341	($7,593)	$26,935
CAPITALIZATION					
Common shareholders' equity	$6,967	$6,004	$1,214	($7,218)	$6,967
Pref. stk. of FPL w/o sinking fund require.	0	5	0	0	5
Long-term debt	0	3,074	5,649	0	8,723
Total capitalization	6,967	9,083	6,863	(7,218)	15,695
CURRENT LIABILITIES					
Commercial paper	0	630	78	0	708
Notes payable	0	0	212	0	212
Current maturities of long-term debt	0	0	367	0	367
Accounts payable	0	435	107	0	542
Customers' deposits	0	346	11	0	357
Accrued interest and taxes	(8)	160	67	7	226
Deferred clause revenues	0	48	0	0	48
Other	70	516	364	(57)	893
Total current liabilities	62	2,135	1,206	(50)	3,353
OTHER LIABILITIES AND DEFERRED CREDITS					
Asset retirement obligations	0	1,908	178	0	2,086
Accrued asset removal costs	0	1,902	0	0	1,902
Accumulated deferred income taxes	(5)	1,415	826	(81)	2,155
Storm and property insurance reserve	0	327	0	0	327
Other	347	1,047	268	(244)	1,417
Total other liab. & def. credits	342	6,599	1,272	(325)	7,887
COMMITMENTS AND CONTINGENCIES					
TOTAL CAPITALIZATION AND LIABILITIES	$7,371	$17,817	$9,341	($7,593)	$26,935

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2002
($ Millions)

INCOME STATEMENT	FPL Group, Inc.	Florida Power & Light Company Consolidated	FPL Group Capital Inc Consolidated	Adjusting & Elim. Entries	FPL Group, Inc. Consolidated
OPERATING REVENUES	$0	$8,293	$1,337	$0	$9,630
OPERATING EXPENSES					
Fuel, purchased power & interchange	0	4,047	492	0	4,539
Other operations and maintenance	0	1,250	376	0	1,626
Depreciation & amortization	0	898	207	0	1,105
Taxes other than income taxes	0	769	60	0	829
Total operating expenses	0	6,964	1,135	0	8,099
OPERATING INCOME	0	1,329	202	0	1,531
OTHER INCOME (DEDUCTIONS):					
Interest charges	(28)	(173)	(204)	26	(379)
Preferred stock dividends - FPL	0	(13)	0	0	(13)
Loss on redemption of preferred stock - FPL	0	(9)	0	0	(9)
Equity in earnings of equity method investees	902	0	89	(902)	89
Other - net	1	2	65	(26)	42
Total other deductions - net	875	(193)	(50)	(902)	(270)
INCOME FROM OPERATIONS BEFORE INCOME TAXES	875	1,136	152	(902)	1,261
INCOME TAXES	(15)	403	(20)	0	368
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE					
IN ACCOUNTING PRINCIPLE	890	733	172	(902)	893
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES					
FASB Interpretation No.46, "Consol. of Variable					
Interest Entities," net of income taxes of $2	0	0	(3)	0	(3)
NET INCOME (LOSS)	890	733	169	(902)	890
RET. EARNINGS (DEF.) AT BEG. OF YEAR	3,281	295	(671)	376	3,281
DEDUCT:					
Dividends	425	715	0	(715)	425
Other	1	0	0	0	1
RET. EARNINGS (DEF.) AT END OF YEAR	$3,745	$313	($502)	$189	$3,745

FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Florida Power & Light Company	KPB Financial Corp.	FPL Enersys, Inc.	FPL Fuels, Inc.	Adjusting & Elim. Entries	Florida Power & Light Company Consolidated
PROPERTY, PLANT AND EQUIPMENT						
Elec. utility plant in ser. & other property	$21,368	$0	$0	$0	$0	$21,368
Nuclear fuel	0	0	0	380	0	380
Construction work in progress	741	0	0	0	0	741
Less accumulated depr. & amort.	(8,984)	(17)	0	(236)	0	(9,237)
Total prop., plant and eqpt. - net	13,125	(17)	0	144	0	13,252
CURRENT ASSETS						
Cash and cash equivalents	0	0	0	3	1	4
Customer receivables - net	222	413	0	0	1	636
Other receivables	593	58	0	17	(517)	151
Mat'ls., supplies & fossil fuel inv. - at avg. cost	355	0	0	0	0	355
Deferred clause expenses	348	0	0	0	0	348
Other	181	0	0	0	(2)	179
Total current assets	1,699	471	0	20	(517)	1,673
OTHER ASSETS:						
Special use funds	1,382	592	0	0	0	1,974
Other investments	578	6	0	0	(575)	9
Other	1,731	0	0	1	(823)	909
Total other assets	3,691	598	0	1	(1,398)	2,892
TOTAL ASSETS	$18,515	$1,052	$0	$165	($1,915)	$17,817
CAPITALIZATION						
Common shareholders' equity	$6,004	$575	$0	$0	($575)	$6,004
Pref. stk. of FPL w/o sinking fund require.	5	0	0	0	0	5
Long-term debt	2,939	0	0	135	0	3,074
Total capitalization	8,948	575	0	135	(575)	9,083
CURRENT LIABILITIES						
Commercial paper	612	0	0	19	(1)	630
Notes payable	0	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0	0
Accounts payable	424	0	0	11	0	435
Customers' deposits	346	0	0	0	0	346
Accrued interest and taxes	182	0	0	0	(22)	160
Deferred clause revenues	48	0	0	0	0	48
Other	439	478	0	0	(401)	516
Total current liabilities	2,051	478	0	30	(424)	2,135
OTHER LIABILITIES AND DEFERRED CREDITS						
Asset retirement obligations	1,908	0	0	0	0	1,908
Accrued asset removal costs	1,902	0	0	0	0	1,902
Accumulated deferred income taxes	2,283	0	0	0	(868)	1,415
Storm and property insurance reserve	328	(1)	0	0	0	327
Other	1,095	0	0	0	(48)	1,047
Total other liab. & def. credits	7,516	(1)	0	0	(916)	6,599
COMMITMENTS AND CONTINGENCIES						
TOTAL CAPITALIZATION AND LIABILITIES	$18,515	$1,052	$0	$165	($1,915)	$17,817

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2002
($ Millions)

INCOME STATEMENT	Florida Power & Light Company	KPB Financial Corp.	FPL Enersys, Inc.	FPL Fuels, Inc.	Adjusting & Elim. Entries	Florida Power & Light Company Consolidated
OPERATING REVENUES	$8,293	$0	$0	$34	($34)	$8,293
OPERATING EXPENSES						
Fuel, purchased power & interchange	4,048	0	0	33	(34)	4,047
Other operations and maintenance	1,250	0	0	0	0	1,250
Depreciation & amortization	898	0	0	0	0	898
Taxes other than income taxes	770	0	0	(1)	0	769
Total operating expenses	6,966	0	0	32	(34)	6,964
OPERATING INCOME	1,327	0	0	2	0	1,329
OTHER INCOME (DEDUCTIONS):						
Interest charges	(171)	0	0	(2)	0	(173)
Preferred stock dividends - FPL	(13)	0	0	0	0	(13)
Loss on redemption of preferred stock - FPL	(9)	0	0	0	0	(9)
Equity in earnings of equity method investees	22	0	0	0	(22)	0
Other - net	(21)	24	0	0	(1)	2
Total other deductions - net	(192)	24	0	(2)	(23)	(193)
INCOME FROM OPERATIONS BEFORE INCOME TAXES	1,135	24	0	0	(23)	1,136
INCOME TAXES	402	2	0	0	(1)	403
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	733	22	0	0	(22)	733
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES						
FASB Interpretation No.46, "Consol. of Variable Interest Entities," net of income taxes of $2	0	0	0	0	0	0
NET INCOME (LOSS)	733	22	0	0	(22)	733
RET. EARNINGS (DEF.) AT BEG. OF YEAR	295	60	0	0	(60)	295
DEDUCT:						
Dividends	715	0	0	0	0	715
Other	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$313	$82	$0	$0	($82)	$313

FPL GROUP CAPITAL INC AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	FPL Group Capital Inc	Alandco Inc. Consolidated	FPL Energy, LLC Consolidated	FPL Energy Services, Inc.	FPL FiberNet, LLC	FPL Group Resources, LLC	North American Power Systems	Palms Insurance Company, Ltd.
PROPERTY, PLANT AND EQUIPMENT								
Elec. utility plant in ser. & other property	$0	$0	$6,793	$1	$283	$0	$0	$0
Nuclear fuel	0	0	83	0	0	0	0	0
Construction work in progress	0	0	619	0	5	0	0	0
Less accumulated depr. & amort.	0	0	(672)	0	(67)	0	0	0
Total prop., plant and eqpt. - net	0	0	6,823	1	221	0	0	0
CURRENT ASSETS								
Cash and cash equivalents	109	0	74	0	(1)	0	0	9
Customer receivables - net	0	0	170	7	3	0	0	0
Other receivables	28	0	212	6	13	1	0	2
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	87	0	17	0	0	0
Deferred clause expenses	0	0	0	0	0	0	0	0
Other	5	0	163	0	1	0	0	1
Total current assets	142	0	706	13	33	1	0	12
OTHER ASSETS:								
Special use funds	0	0	274	0	0	0	0	0
Other investments	7,516	0	456	0	0	0	0	57
Other	12	1	181	0	37	0	0	1
Total other assets	7,528	1	911	0	37	0	0	58
TOTAL ASSETS	$7,670	$1	$8,440	$14	$291	$1	$0	$70
CAPITALIZATION								
Common shareholders' equity	$1,214	$1	$5,188	$8	$240	$1	$0	$22
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0	0	0	0
Long-term debt	3,977	0	1,673	0	0	0	0	0
Total capitalization	5,191	1	6,861	8	240	1	0	22
CURRENT LIABILITIES								
Commercial paper	171	0	0	0	0	0	0	0
Notes payable	200	0	12	0	0	0	0	0
Current maturities of long-term debt	275	0	91	0	0	0	0	0
Accounts payable	4	0	105	0	2	0	0	0
Customers' deposits	0	0	11	0	0	0	0	0
Accrued interest and taxes	35	0	31	0	0	0	0	0
Deferred clause revenues	0	0	0	0	0	0	0	0
Other	4	0	348	5	8	0	0	7
Total current liabilities	689	0	598	5	10	0	0	7
OTHER LIABILITIES AND DEFERRED CREDITS								
Asset retirement obligations	0	0	178	0	0	0	0	0
Accumulated deferred income taxes	48	0	651	0	35	0	0	0
Storm and property insurance reserve	0	0	0	0	0	0	0	0
Other	1,742	0	152	1	6	0	0	41
Total other liab. & def. credits	1,790	0	981	1	41	0	0	41
COMMITMENTS AND CONTINGENCIES								
TOTAL CAPITALIZATION AND LIABILITIES	$7,670	$1	$8,440	$14	$291	$1	$0	$70

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2002
($ Millions)

INCOME STATEMENT	FPL Group Capital Inc	Alandco Inc. Consolidated	FPL Energy, LLC Consolidated	FPL Energy Services, Inc.	FPL FiberNet, LLC	FPL Group Resources, LLC	North American Power Systems	Palms Insurance Company, Ltd.
OPERATING REVENUES	$0	$0	$1,252	$18	$52	$0	$0	$18
OPERATING EXPENSES								
Fuel, purchased power & interchange	0	0	480	13	0	0	0	0
Other operations and maintenance	2	0	337	3	24	2	0	10
Depreciation & amortization	0	0	187	0	20	0	0	0
Taxes other than income taxes	0	0	55	0	5	0	0	0
Total operating expenses	2	0	1,059	16	49	2	0	10
OPERATING INCOME	(2)	0	193	2	3	(2)	0	8
OTHER INCOME (DEDUCTIONS):								
Interest charges	(101)	0	(124)	0	(6)	0	0	0
Preferred stock dividends - FPL	0	0	0	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0	0	0	0
Equity in earnings of equity method investees	240	0	89	0	0	0	0	0
Other - net	(8)	0	35	0	0	0	0	3
Total other deductions - net	131	0	0	0	(6)	0	0	3
INCOME FROM OPERATIONS BEFORE INCOME TAXES	129	0	193	2	(3)	(2)	0	11
INCOME TAXES	(40)	0	(4)	1	(1)	(1)	0	4
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	169	0	197	1	(2)	(1)	0	7
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES								
FASB Interpretation No.46, "Consol. of Variable Interest Entities," net of income taxes of $2	0	0	(3)	0	0	0	0	0
NET INCOME (LOSS)	169	0	194	1	(2)	(1)	0	7
RET. EARNINGS (DEF.) AT BEG. OF YEAR	(671)	(6)	26	(42)	(32)	0	0	11
DEDUCT:								
Dividends	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	($502)	($6)	$220	($41)	($34)	($1)	$0	$18

FPL GROUP CAPITAL INC AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	CAS Investments, Inc.	HJT & LCR Holdings Consolidated	FPL Holdings Inc.	FPL Investments, Inc.	Pipeline Funding, LLC	West Boca Security, Inc.	Turner Foods Corporation	Adjusting & Elim. Entries
PROPERTY, PLANT AND EQUIPMENT								
Elec. utility plant in ser. & other property	$0	$0	$0	$0	$0	$0	$0	($1)
Nuclear fuel	0	0	0	0	0	0	0	0
Construction work in progress	0	0	0	0	0	0	0	0
Less accumulated depr. & amort.	0	0	0	0	0	0	0	1
Total prop., plant and eqpt. - net	0	0	0	0	0	0	0	0
CURRENT ASSETS								
Cash and cash equivalents	0	0	0	0	0	0	0	(93)
Customer receivables - net	0	0	0	0	0	0	0	0
Other receivables	1	7	0	10	(2)	8	0	(30)
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	(3)
Total current assets	1	7	0	10	(2)	8	0	(126)
OTHER ASSETS:								
Special use funds	0	0	0	0	0	0	0	0
Other investments	1,247	490	0	94	47	325	0	(9,207)
Other	0	0	0	0	2	0	0	(42)
Total other assets	1,247	490	0	94	49	325	0	(9,249)
TOTAL ASSETS	$1,248	$497	$0	$104	$47	$333	$0	($9,375)
CAPITALIZATION								
Common shareholders' equity	$1,242	$497	$0	($1)	$41	$288	$0	($7,527)
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0	(1)
Total capitalization	1,242	497	0	(1)	41	288	0	(7,528)
CURRENT LIABILITIES								
Commercial paper	0	0	0	0	0	0	0	(93)
Notes payable	0	0	0	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0	0	0	1
Accounts payable	0	0	0	0	0	0	0	(4)
Customers' deposits	0	0	0	0	0	0	0	0
Accrued interest and taxes	0	0	0	13	0	0	0	(12)
Deferred clause revenues	0	0	0	0	0	0	0	0
Other	7	0	0	0	2	4	0	(21)
Total current liabilities	7	0	0	13	2	4	0	(129)
OTHER LIABILITIES AND DEFERRED CREDITS								
Asset retirement obligations	0	0	0	0	0	0	0	0
Accumulated deferred income taxes	0	0	0	92	0	42	0	(42)
Storm and property insurance reserve	0	0	0	0	0	0	0	0
Other	(1)	0	0	0	4	(1)	0	(1,676)
Total other liab. & def. credits	(1)	0	0	92	4	41	0	(1,718)
COMMITMENTS AND CONTINGENCIES								
TOTAL CAPITALIZATION AND LIABILITIES	$1,248	$497	$0	$104	$47	$333	$0	($9,375)

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2002
($ Millions)

INCOME STATEMENT	CAS Investments, Inc.	HJT & LCR Holdings Consolidated	FPL Holdings Inc.	FPL Investments, Inc.	Pipeline Funding, LLC	West Boca Security, Inc.	Turner Foods Corporation	Adjusting & Elim. Entries
OPERATING REVENUES	$0	$0	$0	$0	$0	$0	$0	($3)
OPERATING EXPENSES								
Fuel, purchased power & interchange	0	0	0	0	0	0	0	(1)
Other operations and maintenance	0	0	0	0	0	0	0	(2)
Depreciation & amortization	0	0	0	0	0	0	0	0
Taxes other than income taxes	0	0	0	0	0	0	0	0
Total operating expenses	0	0	0	0	0	0	0	(3)
OPERATING INCOME	0	0	0	0	0	0	0	0
OTHER INCOME (DEDUCTIONS):								
Interest charges	0	0	0	0	0	0	0	27
Preferred stock dividends - FPL	0	0	0	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0	0	0	0
Equity in earnings of equity method investees	0	0	0	0	0	0	0	(240)
Other - net	22	28	0	0	1	11	0	(27)
Total other deductions - net	22	28	0	0	1	11	0	(240)
INCOME FROM OPERATIONS BEFORE INCOME TAXES	22	28	0	0	1	11	0	(240)
INCOME TAXES	8	10	0	0	0	4	0	(1)
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	14	18	0	0	1	7	0	(239)
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES								
FASB Interpretation No.46, "Consol. of Variable Interest Entities," net of income taxes of $2	0	0	0	0	0	0	0	0
NET INCOME (LOSS)	14	18	0	0	1	7	0	(239)
RET. EARNINGS (DEF.) AT BEG. OF YEAR	138	135	0	(20)	0	174	(8)	(376)
DEDUCT:								
Dividends	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$152	$153	$0	($20)	$1	$181	($8)	($615)

FPL GROUP CAPITAL INC AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	FPL Group Capital Inc Consolidated
PROPERTY, PLANT AND EQUIPMENT	
Elec. utility plant in ser. & other property	$7,076
Nuclear fuel	83
Construction work in progress	624
Less accumulated depr. & amort.	(738)
Total prop., plant and eqpt. - net	7,045
CURRENT ASSETS	
Cash and cash equivalents	98
Customer receivables - net	180
Other receivables	256
Mat'ls., supplies & fossil fuel inv. - at avg. cost	104
Deferred clause expenses	0
Other	167
Total current assets	805
OTHER ASSETS:	
Special use funds	274
Other investments	1,025
Other	192
Total other assets	1,491
TOTAL ASSETS	$9,341
CAPITALIZATION	
Common shareholders' equity	$1,214
Pref. stk. of FPL w/o sinking fund require.	0
Long-term debt	5,649
Total capitalization	6,863
CURRENT LIABILITIES	
Commercial paper	78
Notes payable	212
Current maturities of long-term debt	367
Accounts payable	107
Customers' deposits	11
Accrued interest and taxes	67
Deferred clause revenues	0
Other	364
Total current liabilities	1,206
OTHER LIABILITIES AND DEFERRED CREDITS	
Asset retirement obligations	178
Accumulated deferred income taxes	826
Storm and property insurance reserve	0
Other	268
Total other liab. & def. credits	1,272
COMMITMENTS AND CONTINGENCIES	
TOTAL CAPITALIZATION AND LIABILITIES	$9,341

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2002
($ Millions)

INCOME STATEMENT	FPL Group Capital Inc Consolidated
OPERATING REVENUES	$1,337
OPERATING EXPENSES	
Fuel, purchased power & interchange	492
Other operations and maintenance	376
Depreciation & amortization	207
Taxes other than income taxes	60
Total operating expenses	1,135
OPERATING INCOME	202
OTHER INCOME (DEDUCTIONS):	
Interest charges	(204)
Preferred stock dividends - FPL	0
Loss on redemption of preferred stock - FPL	0
Equity in earnings of equity method investees	89
Other - net	65
Total other deductions - net	(50)
INCOME FROM OPERATIONS BEFORE INCOME TAXES	152
INCOME TAXES	(20)
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	172
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	
FASB Interpretation No.46, "Consol. of Variable Interest Entities," net of income taxes of $2	(3)
NET INCOME (LOSS)	169
RET. EARNINGS (DEF.) AT BEG. OF YEAR	(671)
DEDUCT:	
Dividends	0
Other	0
RET. EARNINGS (DEF.) AT END OF YEAR	($502)

ALANDCO INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Alandco Inc.	Alandco I, Inc.	Alandco/ Cascade, Inc.	Adjusting & Elim. Entries	Alandco Inc. Consolidated
PROPERTY, PLANT AND EQUIPMENT					
Elec. utility plant in ser. & other property	($2)	$0	$2	$0	$0
Nuclear fuel	0	0	0	0	0
Construction work in progress	0	0	0	0	0
Less accumulated depr. & amort.	0	0	0	0	0
Total prop., plant and eqpt. - net	(2)	0	2	0	0
CURRENT ASSETS					
Cash and cash equivalents	0	0	0	0	0
Customer receivables - net	0	0	0	0	0
Other receivables	0	0	0	0	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0
Other	0	0	0	0	0
Total current assets	0	0	0	0	0
OTHER ASSETS:					
Special use funds	0	0	0	0	0
Other investments	3	0	0	(3)	0
Other	0	1	1	(1)	1
Total other assets	3	1	1	(4)	1
TOTAL ASSETS	$1	$1	$3	($4)	$1
CAPITALIZATION					
Common shareholders' equity	$1	$1	$3	($4)	$1
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0
Long-term debt	0	0	0	0	0
Total capitalization	1	1	3	(4)	1
CURRENT LIABILITIES					
Commercial paper	0	0	0	0	0
Notes payable	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0
Accounts payable	0	0	0	0	0
Customers' deposits	0	0	0	0	0
Accrued interest and taxes	0	0	0	0	0
Deferred clause revenues	0	0	0	0	0
Other	0	0	0	0	0
Total current liabilities	0	0	0	0	0
OTHER LIABILITIES AND DEFERRED CREDITS					
Asset retirement obligations	0	0	0	0	0
Accumulated deferred income taxes	0	0	0	0	0
Storm and property insurance reserve	0	0	0	0	0
Other	0	0	0	0	0
Total other liab. & def. credits	0	0	0	0	0
COMMITMENTS AND CONTINGENCIES					
TOTAL CAPITALIZATION AND LIABILITIES	$1	$1	$3	($4)	$1

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2002
($ Millions)

INCOME STATEMENT	Alandco Inc.	Alandco I, Inc.	Alandco/ Cascade, Inc.	Adjusting & Elim. Entries	Alandco Inc. Consolidated
OPERATING REVENUES	$0	$0	$0	$0	$0
OPERATING EXPENSES					
Fuel, purchased power & interchange	0	0	0	0	0
Other operations and maintenance	0	0	0	0	0
Depreciation & amortization	0	0	0	0	0
Taxes other than income taxes	0	0	0	0	0
Total operating expenses	0	0	0	0	0
OPERATING INCOME	0	0	0	0	0
OTHER INCOME (DEDUCTIONS):					
Interest charges	0	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0
Equity in earnings of equity method investees	0	0	0	0	0
Other - net	0	0	0	0	0
Total other deductions - net	0	0	0	0	0
INCOME FROM OPERATIONS BEFORE INCOME TAXES	0	0	0	0	0
INCOME TAXES	0	0	0	0	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	0	0	0	0	0
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES					
FASB Interpretation No.46, "Consol. of Variable Interest Entities," net of income taxes of $2	0	0	0	0	0
NET INCOME (LOSS)	0	0	0	0	0
RET. EARNINGS (DEF.) AT BEG. OF YEAR	(6)	3	(21)	18	(6)
DEDUCT:					
Dividends	0	0	0	0	0
Other	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	($6)	$3	($21)	$18	($6)

HJT & LCR HOLDINGS AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	EMB Investments, Inc.	SRM Investments, L.P.	HJT Holdings, Inc.	LCR Holdings, Inc.	Adjusting & Elim. Entries	HJT & LCR Holdings Consolidated
PROPERTY, PLANT AND EQUIPMENT						
Elec. utility plant in ser. & other property	$0	$0	$0	$0	$0	$0
Nuclear fuel	0	0	0	0	0	0
Construction work in progress	0	0	0	0	0	0
Less accumulated depr. & amort.	0	0	0	0	0	0
Total prop., plant and eqpt. - net	0	0	0	0	0	0
CURRENT ASSETS						
Cash and cash equivalents	0	0	0	0	0	0
Customer receivables - net	0	0	0	0	0	0
Other receivables	7	0	0	0	0	7
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0	0
Other	0	0	0	0	0	0
Total current assets	7	0	0	0	0	7
OTHER ASSETS:						
Special use funds	0	0	0	0	0	0
Other investments	490	497	0	497	(994)	490
Other	(1)	0	0	0	1	0
Total other assets	489	497	0	497	(993)	490
TOTAL ASSETS	$496	$497	$0	$497	($993)	$497
CAPITALIZATION						
Common shareholders' equity	$497	$497	$0	$497	($994)	$497
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0
Total capitalization	497	497	0	497	(994)	497
CURRENT LIABILITIES						
Commercial paper	0	0	0	0	0	0
Notes payable	0	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0	0
Accounts payable	0	0	0	0	0	0
Customers' deposits	0	0	0	0	0	0
Accrued interest and taxes	(1)	0	0	0	1	0
Deferred clause revenues	0	0	0	0	0	0
Other	0	0	0	0	0	0
Total current liabilities	(1)	0	0	0	1	0
OTHER LIABILITIES AND DEFERRED CREDITS						
Asset retirement obligations	0	0	0	0	0	0
Accumulated deferred income taxes	0	0	0	0	0	0
Storm and property insurance reserve	0	0	0	0	0	0
Other	0	0	0	0	0	0
Total other liab. & def. credits	0	0	0	0	0	0
COMMITMENTS AND CONTINGENCIES						
TOTAL CAPITALIZATION AND LIABILITIES	$496	$497	$0	$497	($993)	$497

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2002
($ Millions)

INCOME STATEMENT	EMB Investments, Inc.	SRM Investments, L.P.	HJT Holdings, Inc.	LCR Holdings, Inc.	Adjusting & Elim. Entries	HJT & LCR Holdings Consolidated
OPERATING REVENUES	$0	$0	$0	$0	$0	$0
OPERATING EXPENSES						
Fuel, purchased power & interchange	0	0	0	0	0	0
Other operations and maintenance	0	0	0	0	0	0
Depreciation & amortization	0	0	0	0	0	0
Taxes other than income taxes	0	0	0	0	0	0
Total operating expenses	0	0	0	0	0	0
OPERATING INCOME	0	0	0	0	0	0
OTHER INCOME (DEDUCTIONS):						
Interest charges	0	0	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0	0
Equity in earnings of equity method investees	0	18	0	18	(36)	0
Other - net	28	0	0	0	0	28
Total other deductions - net	28	18	0	18	(36)	28
INCOME FROM OPERATIONS BEFORE INCOME TAXES	28	18	0	18	(36)	28
INCOME TAXES	10	0	0	0	0	10
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	18	18	0	18	(36)	18
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES						
FASB Interpretation No.46, "Consol. of Variable Interest Entities," net of income taxes of $2	0	0	0	0	0	0
NET INCOME (LOSS)	18	18	0	18	(36)	18
RET. EARNINGS (DEF.) AT BEG. OF YEAR	135	135	0	135	(270)	135
DEDUCT:						
Dividends	0	0	0	0	0	0
Other	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$153	$153	$0	$153	($306)	$153

FPL ENERGY, LLC AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	FPL Energy, LLC Consolidated	Elims	FPL Group International, Inc. Consolidated	ESI Energy, LLC Consolidated	FPL Energy, LLC Consolidated
PROPERTY, PLANT AND EQUIPMENT					
Elec. utility plant in ser. & other property	$6,793	($25)	$0	$6,227	$591
Nuclear fuel	83	0	0	83	0
Construction work in progress	619	1	0	575	43
Less accumulated depr. & amort.	(672)	(1)	0	(605)	(66)
Total prop., plant and eqpt. - net	6,823	(25)	0	6,280	568
CURRENT ASSETS					
Cash and cash equivalents	74	0	0	74	0
Customer receivables - net	170	(1)	0	58	113
Other receivables	212	(452)	1	540	123
Mat'ls., supplies & fossil fuel inv. - at avg. cost	87	1	0	81	5
Deferred clause expenses	0	0	0	0	0
Other	163	1	0	100	62
Total current assets	706	(451)	1	853	303
OTHER ASSETS:					
Special use funds	274	0	0	274	0
Other investments	456	(4,114)	0	376	4,194
Other	181	(72)	4	136	113
Total other assets	911	(4,186)	4	786	4,307
TOTAL ASSETS	$8,440	($4,662)	$5	$7,919	$5,178
CAPITALIZATION					
Common shareholders' equity	$5,188	($3,841)	($3)	$4,421	$4,611
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0
Long-term debt	1,673	(281)	0	1,954	0
Total capitalization	6,861	(4,122)	(3)	6,375	4,611
CURRENT LIABILITIES					
Commercial paper	0	0	0	0	0
Notes payable	12	0	0	12	0
Current maturities of long-term debt	91	10	0	81	0
Accounts payable	105	0	0	35	70
Customers' deposits	11	1	0	0	10
Accrued interest and taxes	31	(242)	7	32	234
Deferred clause revenues	0	0	0	0	0
Other	348	(211)	1	335	223
Total current liabilities	598	(442)	8	495	537
OTHER LIABILITIES AND DEFERRED CREDITS					
Asset retirement obligations	178	(1)	0	174	5
Accumulated deferred income taxes	651	(86)	0	737	0
Storm and property insurance reserve	0	0	0	0	0
Other	152	(11)	0	138	25
Total other liab. & def. credits	981	(98)	0	1,049	30
COMMITMENTS AND CONTINGENCIES					
TOTAL CAPITALIZATION AND LIABILITIES	$8,440	($4,662)	$5	$7,919	$5,178

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	FPL Energy, LLC Consolidated	Elims	FPL Group International, Inc. Consolidated	ESI Energy, LLC Consolidated	FPL Energy, LLC Consolidated
OPERATING REVENUES	$1,252	$972	$0	$1,095	($815)
OPERATING EXPENSES			0		
Fuel, purchased power & interchange	480	983	0	413	(916)
Other operations and maintenance	337	1	1	243	92
Depreciation & amortization	187	(2)	0	170	19
Taxes other than income taxes	55	(1)	0	41	15
Total operating expenses	1,059	981	1	867	(790)
OPERATING INCOME	193	(9)	(1)	228	(25)
OTHER INCOME (DEDUCTIONS):					
Interest charges	(124)	11	0	(73)	(62)
Preferred stock dividends - FPL	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0
Equity in earnings of equity method investees	89	4	0	84	1
Other - net	35	(3)	0	3	35
Total other deductions - net	0	12	0	14	(26)
INCOME FROM OPERATIONS BEFORE INCOME TAXES	193	3	(1)	242	(51)
INCOME TAXES	(4)	2	0	18	(24)
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	197	1	(1)	224	(27)
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES					
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes benefit of $2	(3)	0	0	(3)	0
NET INCOME (LOSS)	194	1	(1)	221	(27)
RET. EARNINGS (DEF.) AT BEG. OF YEAR	26	0	(29)	548	(493)
DEDUCT:					
Dividends	0	0	0	0	0
Other	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$220	$1	($30)	$769	($520)

FPL ENERGY, LLC AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	FPL Group International, Inc. Consolidated	Elims	FPL Group International, Inc.	Karaha Bodas Investment Corp.
PROPERTY, PLANT AND EQUIPMENT				
Elec. utility plant in ser. & other property	$0	$0	$0	$0
Nuclear fuel	0	0	0	0
Construction work in progress	0	0	0	0
Less accumulated depr. & amort.	0	0	0	0
Total prop., plant and eqpt. - net	0	0	0	0
CURRENT ASSETS				
Cash and cash equivalents	0	0	0	0
Customer receivables - net	0	0	0	0
Other receivables	1	7	(6)	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0
Deferred clause expenses	0	0	0	0
Other	0	0	0	0
Total current assets	1	7	(6)	0
OTHER ASSETS:				
Special use funds	0	0	0	0
Other investments	0	(24)	24	0
Other	4	0	4	0
Total other assets	4	(24)	28	0
TOTAL ASSETS	$5	($17)	$22	$0
CAPITALIZATION				
Common shareholders' equity	($3)	($24)	$22	($1)
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0
Long-term debt	0	0	0	0
Total capitalization	(3)	(24)	22	(1)
CURRENT LIABILITIES				
Commercial paper	0	0	0	0
Note payable	0	0	0	0
Current maturities of long-term debt	0	0	0	0
Accounts payable	0	0	0	0
Customers' deposits	0	0	0	0
Accrued interest and taxes	7	7	0	0
Deferred clause revenues	0	0	0	0
Other	1	0	0	1
Total current liabilities	8	7	0	1
OTHER LIABILITIES AND DEFERRED CREDITS				
Asset retirement obligations	0	0	0	0
Accumulated deferred income taxes	0	0	0	0
Storm and property insurance reserve	0	0	0	0
Other	0	0	0	0
Total other liab. & def. credits	0	0	0	0
COMMITMENTS AND CONTINGENCIES				
TOTAL CAPITALIZATION AND LIABILITIES	$5	($17)	$22	$0

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	FPL Group International, Inc. Consolidated	Elims	FPL Group International, Inc.	Karaha Bodas Investment Corp.
OPERATING REVENUES	$0	$0	$0	$0
OPERATING EXPENSES				
Fuel, purchased power & interchange	0	0	0	0
Other operations and maintenance	1	0	1	0
Depreciation & amortization	0	0	0	0
Taxes other than income taxes	0	0	0	0
Total operating expenses	1	0	1	0
OPERATING INCOME	(1)	0	(1)	0
OTHER INCOME (DEDUCTIONS):				
Interest charges	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0
Equity in earnings of equity method investees	0	0	0	0
Other - net	0	0	0	0
Total other deductions - net	0	0	0	0
INCOME FROM OPERATIONS BEFORE INCOME TAXES	(1)	0	(1)	0
INCOME TAXES	0	0	0	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	(1)	0	(1)	0
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES				
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0
NET INCOME (LOSS)	(1)	0	(1)	0
RET. EARNINGS (DEF.) AT BEG. OF YEAR	(29)	0	(17)	(12)
DEDUCT:				
Dividends	0	0	0	0
Other	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	($30)	$0	($18)	($12)

FPL ENERGY, LLC AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	ESI Energy, LLC Consolidated	Elims	ESI Energy, LLC	FPL Energy California Wind, LLC	CH Ormesa LP, Inc.	CH Ormesa, Inc.	FPL Energy Cabazon Wind, LLC	ESI Geothermal Inc.
PROPERTY, PLANT AND EQUIPMENT								
Elec. utility plant in ser. & other property	$6,227	($3)	$0	$0	$0	$0	$26	$0
Nuclear fuel	83	0	0	0	0	0	0	0
Construction work in progress	575	(4)	0	0	0	0	0	0
Less accumulated depr. & amort.	(605)	0	0	0	0	0	0	0
Total prop., plant and eqpt. - net	6,280	(7)	0	0	0	0	26	0
CURRENT ASSETS								
Cash and cash equivalents	74	30	0	0	3	0	0	0
Customer receivables - net	58	(1)	0	0	0	0	0	0
Other receivables	540	(292)	384	0	0	0	0	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	81	0	0	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0	0	0	0
Other	100	(30)	0	0	0	0	0	0
Total current assets	853	(293)	384	0	3	0	0	0
OTHER ASSETS:								
Special use funds	274	0	0	0	0	0	0	0
Other investments	376	(5,164)	3,762	(7)	0	0	0	0
Other	136	(85)	82	0	0	0	8	0
Total other assets	786	(5,249)	3,844	(7)	0	0	8	0
TOTAL ASSETS	$7,919	($5,549)	$4,228	($7)	$3	$0	$34	$0
CAPITALIZATION								
Common shareholders' equity	$4,421	($4,520)	$4,038	($7)	$3	$0	$34	$0
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0	0	0	0
Long-term debt	1,954	(648)	0	0	0	0	0	0
Total capitalization	6,375	(5,168)	4,038	(7)	3	0	34	0
CURRENT LIABILITIES								
Commercial paper	0	0	0	0	0	0	0	0
Note payable	12	(4)	0	0	0	0	0	0
Current maturities of long-term debt	81	4	0	0	0	0	0	0
Accounts payable	35	0	0	0	0	0	0	0
Customers' deposits	0	0	0	0	0	0	0	0
Accrued interest and taxes	32	0	0	0	0	0	0	0
Deferred clause revenues	0	0	0	0	0	0	0	0
Other	335	(291)	4	0	0	0	0	0
Total current liabilities	495	(291)	4	0	0	0	0	0
OTHER LIABILITIES AND DEFERRED CREDITS								
Asset retirement obligations	174	0	0	0	0	0	0	0
Accumulated deferred income taxes	737	(90)	186	0	0	0	0	0
Storm and property insurance reserve	0	0	0	0	0	0	0	0
Other	138	0	0	0	0	0	0	0
Total other liab. & def. credits	1,049	(90)	186	0	0	0	0	0
COMMITMENTS AND CONTINGENCIES								
TOTAL CAPITALIZATION AND LIABILITIES	$7,919	($5,549)	$4,228	($7)	$3	$0	$34	$0

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	ESI Energy, LLC Consolidated	Elims	ESI Energy, LLC	FPL Energy California Wind, LLC	CH Ormesa LP, Inc.	CH Ormesa, Inc.	FPL Energy Cabazon Wind, LLC	ESI Geothermal Inc.
OPERATING REVENUES	$1,095	($19)	$0	$0	$0	$0	$0	$0
OPERATING EXPENSES								
Fuel, purchased power & interchange	413	(12)	0	0	0	0	0	0
Other operations and maintenance	243	(2)	0	0	0	0	0	0
Depreciation & amortization	170	0	0	0	0	0	0	0
Taxes other than income taxes	41	0	0	0	0	0	0	0
Total operating expenses	867	(14)	0	0	0	0	0	0
OPERATING INCOME	228	(5)	0	0	0	0	0	0
OTHER INCOME (DEDUCTIONS):								
Interest charges	(73)	46	0	0	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0	0	0	0
Equity in earnings of equity method investees	84	2	(1)	0	0	0	0	0
Other - net	3	(52)	3	0	0	(1)	0	0
Total other deductions - net	14	(4)	2	0	0	(1)	0	0
INCOME FROM OPERATIONS BEFORE INCOME TAXES	242	(9)	2	0	0	(1)	0	0
INCOME TAXES	18	0	(28)	0	0	0	0	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	224	(9)	30	0	0	(1)	0	0
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES								
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes benefit of $2	(3)	0	0	0	0	0	0	0
NET INCOME (LOSS)	221	(9)	30	0	0	(1)	0	0
RET. EARNINGS (DEF.) AT BEG. OF YEAR	548	(13)	74	0	(1)	6	0	0
DEDUCT:								
Dividends	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$769	($22)	$104	$0	($1)	$5	$0	$0

FPL ENERGY, LLC AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	ESI Ebensburg, Inc.	ESI Sierra, Inc.	ESI Kern Front, Inc.	ESI Double "C", Inc.	ESI LP, Inc. (Victory)	ESI Victory, Inc.	ESI Pittsylvania, Inc.	ESI Bay Area GP, Inc.
PROPERTY, PLANT AND EQUIPMENT								
Elec. utility plant in ser. & other property	$0	$0	$0	$0	$0	$0	$0	$0
Nuclear fuel	0	0	0	0	0	0	0	0
Construction work in progress	0	0	0	0	0	0	0	0
Less accumulated depr. & amort.	0	0	0	0	0	0	0	0
Total prop., plant and eqpt. - net	0	0	0	0	0	0	0	0
CURRENT ASSETS								
Cash and cash equivalents	0	0	0	0	0	0	0	0
Customer receivables - net	0	0	0	0	0	0	0	0
Other receivables	0	0	0	0	0	0	0	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
Total current assets	0	0	0	0	0	0	0	0
OTHER ASSETS:								
Special use funds	0	0	0	0	0	0	0	0
Other investments	(2)	0	0	0	(12)	2	0	0
Other	0	1	0	0	0	3	1	0
Total other assets	(2)	1	0	0	(12)	5	1	0
TOTAL ASSETS	($2)	$1	$0	$0	($12)	$5	$1	$0
CAPITALIZATION								
Common shareholders' equity	($14)	$1	$0	$0	($12)	$5	$1	$0
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0	0	0	0
Long-term debt	3	0	0	0	0	0	0	0
Total capitalization	(11)	1	0	0	(12)	5	1	0
CURRENT LIABILITIES								
Commercial paper	0	0	0	0	0	0	0	0
Note payable	0	0	0	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0	0	0	0
Accounts payable	0	0	0	0	0	0	0	0
Customers' deposits	0	0	0	0	0	0	0	0
Accrued interest and taxes	0	0	0	0	0	0	0	0
Deferred clause revenues	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
Total current liabilities	0	0	0	0	0	0	0	0
OTHER LIABILITIES AND DEFERRED CREDITS								
Asset retirement obligations	0	0	0	0	0	0	0	0
Accumulated deferred income taxes	9	0	0	0	0	0	0	0
Storm and property insurance reserve	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
Total other liab. & def. credits	9	0	0	0	0	0	0	0
COMMITMENTS AND CONTINGENCIES								
TOTAL CAPITALIZATION AND LIABILITIES	($2)	$1	$0	$0	($12)	$5	$1	$0

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	ESI Ebensburg, Inc.	ESI Sierra, Inc.	ESI Kern Front, Inc.	ESI Double "C", Inc.	ESI LP, Inc. (Victory)	ESI Victory, Inc.	ESI Pittsylvania, Inc.	ESI Bay Area GP, Inc.
OPERATING REVENUES	$0	$0	$0	$0	$0	$0	$1	$0
OPERATING EXPENSES								
Fuel, purchased power & interchange	0	0	0	0	0	0	0	0
Other operations and maintenance	0	0	0	0	0	0	0	0
Depreciation & amortization	0	0	0	0	0	0	0	0
Taxes other than income taxes	0	0	0	0	0	0	0	0
Total operating expenses	0	0	0	0	0	0	0	0
OPERATING INCOME	0	0	0	0	0	0	1	0
OTHER INCOME (DEDUCTIONS):								
Interest charges	0	0	0	0	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0	0	0	0
Equity in earnings of equity method investees	0	0	2	2	0	1	0	0
Other - net	0	0	0	0	0	0	0	0
Total other deductions - net	0	0	2	2	0	1	0	0
INCOME FROM OPERATIONS BEFORE INCOME TAXES	0	0	2	2	0	1	1	0
INCOME TAXES	0	0	1	1	0	0	0	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	0	0	1	1	0	1	1	0
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES								
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes benefit of $2	0	0	0	0	0	0	0	0
NET INCOME (LOSS)	0	0	1	1	0	1	1	0
RET. EARNINGS (DEF.) AT BEG. OF YEAR	3	3	1	0	0	9	3	0
DEDUCT:								
Dividends	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$3	$3	$2	$1	$0	$10	$4	$0

FPL ENERGY, LLC AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	ESI Bay Area, Inc.	ESI Multitrade LP, Inc.	MES Financial Corp.	ESI LP, Inc. (Sky River)	ESI Sky River, Inc.	ESI Brady, Inc.	ESI California Holdings, Inc.	ESI Montgomery County GP, Inc.
PROPERTY, PLANT AND EQUIPMENT								
Elec. utility plant in ser. & other property	$0	$0	$0	$0	$0	$0	$0	$0
Nuclear fuel	0	0	0	0	0	0	0	0
Construction work in progress	0	0	0	0	0	0	0	0
Less accumulated depr. & amort.	0	0	0	0	0	0	0	0
Total prop., plant and eqpt. - net	0	0	0	0	0	0	0	0
CURRENT ASSETS								
Cash and cash equivalents	0	0	0	0	0	0	0	0
Customer receivables - net	0	0	0	0	0	0	0	0
Other receivables	0	0	5	0	0	0	0	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
Total current assets	0	0	5	0	0	0	0	0
OTHER ASSETS:								
Special use funds	0	0	0	0	0	0	0	0
Other investments	7	(3)	0	0	10	0	(36)	0
Other	0	0	0	0	0	0	0	0
Total other assets	7	(3)	0	0	10	0	(36)	0
TOTAL ASSETS	$7	($3)	$5	$0	$10	$0	($36)	$0
CAPITALIZATION								
Common shareholders' equity	$5	($6)	$5	$0	$9	$0	($36)	($25)
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0	12
Total capitalization	5	(6)	5	0	9	0	(36)	(13)
CURRENT LIABILITIES								
Commercial paper	0	0	0	0	0	0	0	0
Note payable	0	0	0	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0	0	0	0
Accounts payable	0	0	0	0	0	0	0	0
Customers' deposits	0	0	0	0	0	0	0	0
Accrued interest and taxes	0	0	0	0	0	0	0	0
Deferred clause revenues	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
Total current liabilities	0	0	0	0	0	0	0	0
OTHER LIABILITIES AND DEFERRED CREDITS								
Asset retirement obligations	0	0	0	0	0	0	0	0
Accumulated deferred income taxes	2	3	0	0	1	0	0	13
Storm and property insurance reserve	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
Total other liab. & def. credits	2	3	0	0	1	0	0	13
COMMITMENTS AND CONTINGENCIES								
TOTAL CAPITALIZATION AND LIABILITIES	$7	($3)	$5	$0	$10	$0	($36)	$0

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	ESI Bay Area, Inc.	ESI Multitrade LP, Inc.	MES Financial Corp.	ESI LP, Inc. (Sky River)	ESI Sky River, Inc.	ESI Brady, Inc.	ESI California Holdings, Inc.	ESI Montgomery County GP, Inc.
OPERATING REVENUES	$0	$0	$0	$0	$0	$0	$0	$0
OPERATING EXPENSES								
Fuel, purchased power & interchange	0	0	0	0	0	0	0	0
Other operations and maintenance	0	0	0	0	0	0	0	0
Depreciation & amortization	0	0	0	0	0	0	0	0
Taxes other than income taxes	0	0	0	0	0	0	0	0
Total operating expenses	0	0	0	0	0	0	0	0
OPERATING INCOME	0	0	0	0	0	0	0	0
OTHER INCOME (DEDUCTIONS):								
Interest charges	0	0	0	0	0	0	0	(1)
Preferred stock dividends - FPL	0	0	0	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0	0	0	0
Equity in earnings of equity method investees	3	0	0	0	3	0	0	0
Other - net	0	1	0	0	0	0	0	0
Total other deductions - net	3	1	0	0	3	0	0	(1)
INCOME FROM OPERATIONS BEFORE INCOME TAXES	3	1	0	0	3	0	0	(1)
INCOME TAXES	1	0	0	0	(1)	0	0	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	2	1	0	0	4	0	0	(1)
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES								
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes benefit of $2	0	0	0	0	0	0	0	0
NET INCOME (LOSS)	2	1	0	0	4	0	0	(1)
RET. EARNINGS (DEF.) AT BEG. OF YEAR	(6)	11	17	0	30	0	0	(13)
DEDUCT:								
Dividends	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	($4)	$12	$17	$0	$34	$0	$0	($14)

FPL ENERGY, LLC AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	ESI Montgomery County, LLC	ESI Montgomery County LP, Inc.	ESI LP, Inc. (Brady)	ESI Calistoga GP, Inc.	ESI Calistoga LP, Inc.	ESI Silverado Holdings, LLC	FPL Energy Green Power Wind, LLC	FPL Energy North Dakota Wind, LLC
PROPERTY, PLANT AND EQUIPMENT								
Elec. utility plant in ser. & other property	$0	$0	$0	$0	$0	$0	$10	$65
Nuclear fuel	0	0	0	0	0	0	0	0
Construction work in progress	0	0	0	0	0	0	0	0
Less accumulated depr. & amort.	0	0	0	0	0	0	0	(1)
Total prop., plant and eqpt. - net	0	0	0	0	0	0	10	64
CURRENT ASSETS								
Cash and cash equivalents	0	0	0	0	0	0	0	(1)
Customer receivables - net	0	0	0	0	0	0	0	1
Other receivables	0	0	0	0	0	0	0	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
Total current assets	0	0	0	0	0	0	0	0
OTHER ASSETS:								
Special use funds	0	0	0	0	0	0	0	0
Other investments	(13)	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
Total other assets	(13)	0	0	0	0	0	0	0
TOTAL ASSETS	($13)	$0	$0	$0	$0	$0	$10	$64
CAPITALIZATION								
Common shareholders' equity	($13)	($15)	$0	$0	$0	$0	$10	$62
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0	0
Total capitalization	(13)	(15)	0	0	0	0	10	62
CURRENT LIABILITIES								
Commercial paper	0	0	0	0	0	0	0	0
Note payable	0	0	0	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0	0	0	0
Accounts payable	0	0	0	0	0	0	0	0
Customers' deposits	0	0	0	0	0	0	0	0
Accrued interest and taxes	0	0	0	0	0	0	0	0
Deferred clause revenues	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	2
Total current liabilities	0	0	0	0	0	0	0	2
OTHER LIABILITIES AND DEFERRED CREDITS								
Asset retirement obligations	0	0	0	0	0	0	0	0
Accumulated deferred income taxes	0	15	0	0	0	0	0	0
Storm and property insurance reserve	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
Total other liab. & def. credits	0	15	0	0	0	0	0	0
COMMITMENTS AND CONTINGENCIES								
TOTAL CAPITALIZATION AND LIABILITIES	($13)	$0	$0	$0	$0	$0	$10	$64

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	ESI Montgomery County, LLC	ESI Montgomery County LP, Inc.	ESI LP, Inc. (Brady)	ESI Calistoga GP, Inc.	ESI Calistoga LP, Inc.	ESI Silverado Holdings, LLC	FPL Energy Green Power Wind, LLC	FPL Energy North Dakota Wind, LLC
OPERATING REVENUES	$0	$0	$0	$0	$0	$0	$0	$1
OPERATING EXPENSES								
Fuel, purchased power & interchange	0	0	0	0	0	0	0	0
Other operations and maintenance	0	0	0	0	0	0	0	0
Depreciation & amortization	0	0	0	0	0	0	0	1
Taxes other than income taxes	0	0	0	0	0	0	0	0
Total operating expenses	0	0	0	0	0	0	0	1
OPERATING INCOME	0	0	0	0	0	0	0	0
OTHER INCOME (DEDUCTIONS):								
Interest charges	0	0	0	0	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0	0	0	0
Equity in earnings of equity method investees	0	0	0	0	0	0	0	0
Other - net	0	0	0	0	0	0	0	0
Total other deductions - net	0	0	0	0	0	0	0	0
INCOME FROM OPERATIONS BEFORE INCOME TAXES	0	0	0	0	0	0	0	0
INCOME TAXES	0	0	0	0	0	0	0	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	0	0	0	0	0	0	0	0
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES								
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes benefit of $2	0	0	0	0	0	0	0	0
NET INCOME (LOSS)	0	0	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT BEG. OF YEAR	0	(13)	0	0	9	0	0	0
DEDUCT:								
Dividends	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$0	($13)	$0	$0	$9	$0	$0	$0

FPL ENERGY, LLC AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	FPL Energy Vansycle L.L.C.	FPL Energy Wyoming, LLC	Harper Lake Acquisitions, Inc.	Harper Lake Holdings, Inc.	ESI Altamont Acquisitions, Inc.	ESI Ormesa Holdings, Inc.	ESI Northeast Energy GP, Inc.	ESI Northeast Energy LP, Inc.
PROPERTY, PLANT AND EQUIPMENT								
Elec. utility plant in ser. & other property	$280	$171	$0	$0	$0	$0	$0	$0
Nuclear fuel	0	0	0	0	0	0	0	0
Construction work in progress	1	0	0	0	0	0	0	0
Less accumulated depr. & amort.	(29)	0	0	0	0	0	0	0
Total prop., plant and eqpt. - net	252	171	0	0	0	0	0	0
CURRENT ASSETS								
Cash and cash equivalents	2	0	0	0	0	0	0	0
Customer receivables - net	1	0	0	0	0	0	0	0
Other receivables	0	0	0	0	0	0	0	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0	0	0	0
Other	1	0	0	0	0	0	0	0
Total current assets	4	0	0	0	0	0	0	0
OTHER ASSETS:								
Special use funds	0	0	0	0	0	0	0	0
Other investments	0	0	0	0	15	0	2	30
Other	5	0	0	0	0	0	0	0
Total other assets	5	0	0	0	15	0	2	30
TOTAL ASSETS	$261	$171	$0	$0	$15	$0	$2	$30
CAPITALIZATION								
Common shareholders' equity	$128	$143	$0	$0	$11	$0	$1	($14)
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0	0	0	0
Long-term debt	122	0	0	0	0	0	0	0
Total capitalization	250	143	0	0	11	0	1	(14)
CURRENT LIABILITIES								
Commercial paper	0	0	0	0	0	0	0	0
Note payable	4	0	0	0	0	0	0	6
Current maturities of long-term debt	0	0	0	0	0	0	0	0
Accounts payable	0	1	0	0	0	0	0	0
Customers' deposits	0	0	0	0	0	0	0	0
Accrued interest and taxes	2	0	0	0	0	0	0	0
Deferred clause revenues	0	0	0	0	0	0	0	0
Other	3	22	0	0	0	0	0	0
Total current liabilities	9	23	0	0	0	0	0	6
OTHER LIABILITIES AND DEFERRED CREDITS								
Asset retirement obligations	2	0	0	0	0	0	0	0
Accumulated deferred income taxes	0	0	0	0	4	0	1	38
Storm and property insurance reserve	0	0	0	0	0	0	0	0
Other	0	5	0	0	0	0	0	0
Total other liab. & def. credits	2	5	0	0	4	0	1	38
COMMITMENTS AND CONTINGENCIES								
TOTAL CAPITALIZATION AND LIABILITIES	$261	$171	$0	$0	$15	$0	$2	$30

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	FPL Energy Vansycle L.L.C.	FPL Energy Wyoming, LLC	Harper Lake Acquisitions, Inc.	Harper Lake Holdings, Inc.	ESI Altamont Acquisitions, Inc.	ESI Ormesa Holdings, Inc.	ESI Northeast Energy GP, Inc.	ESI Northeast Energy LP, Inc.
OPERATING REVENUES	$16	$0	$0	$0	$1	$0	$1	$0
OPERATING EXPENSES								
Fuel, purchased power & interchange	0	0	0	0	0	0	5	0
Other operations and maintenance	5	0	0	0	0	0	1	0
Depreciation & amortization	13	0	0	0	0	0	0	0
Taxes other than income taxes	2	0	0	0	0	0	0	0
Total operating expenses	20	0	0	0	0	0	6	0
OPERATING INCOME	(4)	0	0	0	1	0	(5)	0
OTHER INCOME (DEDUCTIONS):								
Interest charges	0	0	0	0	0	0	0	(5)
Preferred stock dividends - FPL	0	0	0	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0	0	0	0
Equity in earnings of equity method investees	0	0	0	0	4	0	1	34
Other - net	0	0	0	0	0	0	0	0
Total other deductions - net	0	0	0	0	4	0	1	29
INCOME FROM OPERATIONS BEFORE INCOME TAXES	(4)	0	0	0	5	0	(4)	29
INCOME TAXES	0	0	0	0	2	0	(2)	11
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	(4)	0	0	0	3	0	(2)	18
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES								
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes benefit of $2	0	0	0	0	0	0	0	0
NET INCOME (LOSS)	(4)	0	0	0	3	0	(2)	18
RET. EARNINGS (DEF.) AT BEG. OF YEAR	(6)	0	0	0	14	0	0	48
DEDUCT:								
Dividends	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	($10)	$0	$0	$0	$17	$0	($2)	$66

FPL ENERGY, LLC AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	ESI Northeast Energy Acquisition Funding, Inc.	Northern Cross Investments, Inc.	ESI Northeast Energy Funding, Inc.	FPL Energy Sooner Wind, LLC	FPL Energy South Dakota Wind, LLC	Sullivan Street Investments, Inc.	ESI Tehachapi Acquisitions, Inc.	ESI Ormesa Holdings I LLC
PROPERTY, PLANT AND EQUIPMENT								
Elec. utility plant in ser. & other property	$0	$0	$0	$55	$42	$0	$0	$0
Nuclear fuel	0	0	0	0	0	0	0	0
Construction work in progress	0	0	0	0	0	0	0	0
Less accumulated depr. & amort.	0	0	0	(1)	0	0	0	0
Total prop., plant and eqpt. - net	0	0	0	54	42	0	0	0
CURRENT ASSETS								
Cash and cash equivalents	0	0	0	0	0	0	0	0
Customer receivables - net	0	0	0	0	0	0	0	0
Other receivables	0	3	0	0	0	0	0	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
Total current assets	0	3	0	0	0	0	0	0
OTHER ASSETS:								
Special use funds	0	0	0	0	0	0	0	0
Other investments	0	33	0	0	0	0	15	0
Other	0	0	0	0	0	0	1	0
Total other assets	0	33	0	0	0	0	16	0
TOTAL ASSETS	$0	$36	$0	$54	$42	$0	$16	$0
CAPITALIZATION								
Common shareholders' equity	$0	$36	$0	$51	$40	$0	$5	$0
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0	0
Total capitalization	0	36	0	51	40	0	5	0
CURRENT LIABILITIES								
Commercial paper	0	0	0	0	0	0	0	0
Note payable	0	0	0	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0	0	0	0
Accounts payable	0	0	0	0	0	0	0	0
Customers' deposits	0	0	0	0	0	0	0	0
Accrued interest and taxes	0	0	0	0	0	0	0	0
Deferred clause revenues	0	0	0	0	0	0	0	0
Other	0	0	0	3	2	0	0	0
Total current liabilities	0	0	0	3	2	0	0	0
OTHER LIABILITIES AND DEFERRED CREDITS								
Asset retirement obligations	0	0	0	0	0	0	0	0
Accumulated deferred income taxes	0	0	0	0	0	0	10	0
Storm and property insurance reserve	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	1	0
Total other liab. & def. credits	0	0	0	0	0	0	11	0
COMMITMENTS AND CONTINGENCIES								
TOTAL CAPITALIZATION AND LIABILITIES	$0	$36	$0	$54	$42	$0	$16	$0

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	ESI Northeast Energy Acquisition Funding, Inc.	Northern Cross Investments, Inc.	ESI Northeast Energy Funding, Inc.	FPL Energy Sooner Wind, LLC	FPL Energy South Dakota Wind, LLC	Sullivan Street Investments, Inc.	ESI Tehachapi Acquisitions, Inc.	ESI Ormesa Holdings I LLC
OPERATING REVENUES	$0	$0	$0	$1	$1	$0	$0	$0
OPERATING EXPENSES								
Fuel, purchased power & interchange	0	0	0	0	0	0	0	0
Other operations and maintenance	0	0	0	0	0	0	0	0
Depreciation & amortization	0	0	0	1	1	0	0	0
Taxes other than income taxes	0	0	0	0	0	0	0	0
Total operating expenses	0	0	0	1	1	0	0	0
OPERATING INCOME	0	0	0	0	0	0	0	0
OTHER INCOME (DEDUCTIONS):								
Interest charges	0	0	0	0	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0	0	0	0
Equity in earnings of equity method investees	0	0	0	0	0	0	1	0
Other - net	0	6	0	0	0	1	0	0
Total other deductions - net	0	6	0	0	0	1	1	0
INCOME FROM OPERATIONS BEFORE INCOME TAXES	0	6	0	0	0	1	1	0
INCOME TAXES	0	2	0	0	0	0	(1)	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	0	4	0	0	0	1	2	0
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES								
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes benefit of $2	0	0	0	0	0	0	0	0
NET INCOME (LOSS)	0	4	0	0	0	1	2	0
RET. EARNINGS (DEF.) AT BEG. OF YEAR	0	17	0	0	0	49	6	0
DEDUCT:								
Dividends	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$0	$21	$0	$0	$0	$50	$8	$0

FPL ENERGY, LLC AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Harper Lake Management, Inc.	ESI Northeast Fuel Management, Inc.	FPL Energy Geo East Mesa Partners, Inc.	ESI Ormesa Debt Holdings LLC	ESI Cannon Acquisitions LLC	Ridgetop Power Corporation	FPL Energy Pacific Crest Partner, LLC	FPL Energy East Mesa LLC
PROPERTY, PLANT AND EQUIPMENT								
Elec. utility plant in ser. & other property	$0	$0	$0	$0	$0	$0	$0	$0
Nuclear fuel	0	0	0	0	0	0	0	0
Construction work in progress	0	0	0	0	0	0	0	0
Less accumulated depr. & amort.	0	0	0	0	0	0	0	0
Total prop., plant and eqpt. - net	0	0	0	0	0	0	0	0
CURRENT ASSETS								
Cash and cash equivalents	0	0	0	0	0	0	0	0
Customer receivables - net	0	0	0	0	0	0	0	0
Other receivables	0	0	0	0	0	0	0	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
Total current assets	0	0	0	0	0	0	0	0
OTHER ASSETS:								
Special use funds	0	0	0	0	0	0	0	0
Other investments	0	0	0	0	6	11	0	0
Other	0	0	0	0	0	0	0	0
Total other assets	0	0	0	0	6	11	0	0
TOTAL ASSETS	$0	$0	$0	$0	$6	$11	$0	$0
CAPITALIZATION								
Common shareholders' equity	$0	$0	$0	$0	$6	$8	($6)	$0
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0	0
Total capitalization	0	0	0	0	6	8	(6)	0
CURRENT LIABILITIES								
Commercial paper	0	0	0	0	0	0	0	0
Note payable	0	0	0	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0	0	0	0
Accounts payable	0	0	0	0	0	0	0	0
Customers' deposits	0	0	0	0	0	0	0	0
Accrued interest and taxes	0	0	0	0	0	0	0	0
Deferred clause revenues	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
Total current liabilities	0	0	0	0	0	0	0	0
OTHER LIABILITIES AND DEFERRED CREDITS								
Asset retirement obligations	0	0	0	0	0	0	0	0
Accumulated deferred income taxes	0	0	0	0	0	3	6	0
Storm and property insurance reserve	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
Total other liab. & def. credits	0	0	0	0	0	3	6	0
COMMITMENTS AND CONTINGENCIES								
TOTAL CAPITALIZATION AND LIABILITIES	$0	$0	$0	$0	$6	$11	$0	$0

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	Harper Lake Management, Inc.	ESI Northeast Fuel Management, Inc.	FPL Energy Geo East Mesa Partners, Inc.	ESI Ormesa Debt Holdings LLC	ESI Cannon Acquisitions LLC	Ridgetop Power Corporation	FPL Energy Pacific Crest Partner, LLC	FPL Energy East Mesa LLC
OPERATING REVENUES	$0	$1	$0	$0	$0	$0	$0	$0
OPERATING EXPENSES								
Fuel, purchased power & interchange	0	0	0	0	0	0	0	0
Other operations and maintenance	0	0	0	0	0	0	0	0
Depreciation & amortization	0	0	0	0	0	0	0	0
Taxes other than income taxes	0	0	0	0	0	0	0	0
Total operating expenses	0	0	0	0	0	0	0	0
OPERATING INCOME	0	1	0	0	0	0	0	0
OTHER INCOME (DEDUCTIONS):								
Interest charges	0	0	0	0	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0	0	0	0
Equity in earnings of equity method investees	0	0	0	0	0	1	1	0
Other - net	0	0	0	0	0	0	0	0
Total other deductions - net	0	0	0	0	0	1	1	0
INCOME FROM OPERATIONS BEFORE INCOME TAXES	0	1	0	0	0	1	1	0
INCOME TAXES	0	0	0	0	0	0	0	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	0	1	0	0	0	1	1	0
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES								
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes benefit of $2	0	0	0	0	0	0	0	0
NET INCOME (LOSS)	0	1	0	0	0	1	1	0
RET. EARNINGS (DEF.) AT BEG. OF YEAR	0	2	(3)	0	0	1	6	(1)
DEDUCT:								
Dividends	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$0	$3	($3)	$0	$0	$2	$7	($1)

CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Doswell Funding Corporation	FPL Energy Doswell Holdings, Inc.	UFG Holdings, Inc.	ESI Cherokee County, L.P.	ESI Cherokee GP, Inc.	ESI Cherokee Holdings, Inc.	ESI Cherokee LP, Inc.	ESI Cherokee MGP, Inc.
PROPERTY, PLANT AND EQUIPMENT								
Elec. utility plant in ser. & other property	$0	$0	$0	$0	$0	$0	$0	$0
Nuclear fuel	0	0	0	0	0	0	0	0
Construction work in progress	0	0	0	0	0	0	0	0
Less accumulated depr. & amort.	0	0	0	0	0	0	0	0
Total prop., plant and eqpt. - net	0	0	0	0	0	0	0	0
CURRENT ASSETS								
Cash and cash equivalents	0	0	0	0	0	0	0	0
Customer receivables - net	0	0	0	0	0	0	0	(1)
Other receivables	0	0	1	0	0	0	0	1
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
Total current assets	0	0	1	0	0	0	0	0
OTHER ASSETS:								
Special use funds	0	0	0	0	0	0	0	0
Other investments	0	8	0	28	0	4	(3)	1
Other	0	0	0	0	0	0	0	0
Total other assets	0	8	0	28	0	4	(3)	1
TOTAL ASSETS	$0	$8	$1	$28	$0	$4	($3)	$1
CAPITALIZATION								
Common shareholders' equity	$0	$8	$0	$28	$0	$4	($3)	($10)
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0	0
Total capitalization	0	8	0	28	0	4	(3)	(10)
CURRENT LIABILITIES								
Commercial paper	0	0	0	0	0	0	0	0
Note payable	0	0	0	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0	0	0	0
Accounts payable	0	0	0	0	0	0	0	0
Customers' deposits	0	0	0	0	0	0	0	0
Accrued interest and taxes	0	0	0	0	0	0	0	0
Deferred clause revenues	0	0	0	0	0	0	0	0
Other	0	0	1	0	0	0	0	0
Total current liabilities	0	0	1	0	0	0	0	0
OTHER LIABILITIES AND DEFERRED CREDITS								
Asset retirement obligations	0	0	0	0	0	0	0	0
Accumulated deferred income taxes	0	0	0	0	0	0	0	11
Storm and property insurance reserve	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
Total other liab. & def. credits	0	0	0	0	0	0	0	11
COMMITMENTS AND CONTINGENCIES								
TOTAL CAPITALIZATION AND LIABILITIES	$0	$8	$1	$28	$0	$4	($3)	$1

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	Doswell Funding Corporation	FPL Energy Doswell Holdings, Inc.	UFG Holdings, Inc.	ESI Cherokee County, L.P.	ESI Cherokee GP, Inc.	ESI Cherokee Holdings, Inc.	ESI Cherokee LP, Inc.	ESI Cherokee MGP, Inc.
OPERATING REVENUES	$0	$0	$0	$0	$0	$0	$0	$0
OPERATING EXPENSES								
Fuel, purchased power & interchange	0	0	0	0	0	0	0	0
Other operations and maintenance	0	0	0	0	0	0	0	0
Depreciation & amortization	0	0	0	0	0	0	0	0
Taxes other than income taxes	0	0	0	0	0	0	0	0
Total operating expenses	0	0	0	0	0	0	0	0
OPERATING INCOME	0	0	0	0	0	0	0	0
OTHER INCOME (DEDUCTIONS):								
Interest charges	0	0	0	0	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0	0	0	0
Equity in earnings of equity method investees	0	0	0	24	0	0	0	0
Other - net	0	0	0	3	0	0	0	0
Total other deductions - net	0	0	0	27	0	0	0	0
INCOME FROM OPERATIONS BEFORE INCOME TAXES	0	0	0	27	0	0	0	0
INCOME TAXES	0	0	0	0	0	0	0	11
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	0	0	0	27	0	0	0	(11)
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES								
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes benefit of $2	0	0	0	0	0	0	0	0
NET INCOME (LOSS)	0	0	0	27	0	0	0	(11)
RET. EARNINGS (DEF.) AT BEG. OF YEAR	0	0	(7)	3	0	0	0	(4)
DEDUCT:								
Dividends	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$0	$0	($7)	$30	$0	$0	$0	($15)

FPL ENERGY, LLC AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	FPL Energy Mojave Operating Services, LLC	FPL Energy Morwind, LLC	FPL Energy Bastrop GP, Inc.	FPL Energy Bastrop LP, LLC	ESI Ormesa IH Equity LLC	FPL Energy Virginia Funding Corporation	FPL Energy Virginia Holdings, Inc.	FPL Energy Solar Funding Corp.
PROPERTY, PLANT AND EQUIPMENT								
Elec. utility plant in ser. & other property	$0	$0	$0	$0	$0	$0	$0	$0
Nuclear fuel	0	0	0	0	0	0	0	0
Construction work in progress	0	0	0	0	0	0	0	0
Less accumulated depr. & amort.	0	0	0	0	0	0	0	0
Total prop., plant and eqpt. - net	0	0	0	0	0	0	0	0
CURRENT ASSETS								
Cash and cash equivalents	0	0	0	0	0	0	0	0
Customer receivables - net	0	0	0	0	0	0	0	0
Other receivables	0	0	0	0	0	37	0	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
Total current assets	0	0	0	0	0	37	0	0
OTHER ASSETS:								
Special use funds	0	0	0	0	0	0	0	0
Other investments	0	8	1	121	0	309	0	0
Other	0	0	0	0	0	3	0	0
Total other assets	0	8	1	121	0	312	0	0
TOTAL ASSETS	$0	$8	$1	$121	$0	$349	$0	$0
CAPITALIZATION								
Common shareholders' equity	$0	$6	$0	$121	$0	$0	$0	$0
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	309	0	0
Total capitalization	0	6	0	121	0	309	0	0
CURRENT LIABILITIES								
Commercial paper	0	0	0	0	0	0	0	0
Note payable	0	0	0	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0	37	0	0
Accounts payable	0	0	0	0	0	0	0	0
Customers' deposits	0	0	0	0	0	0	0	0
Accrued interest and taxes	0	0	0	0	0	0	0	0
Deferred clause revenues	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	3	0	0
Total current liabilities	0	0	0	0	0	40	0	0
OTHER LIABILITIES AND DEFERRED CREDITS								
Asset retirement obligations	0	0	0	0	0	0	0	0
Accumulated deferred income taxes	0	2	1	0	0	0	0	0
Storm and property insurance reserve	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
Total other liab. & def. credits	0	2	1	0	0	0	0	0
COMMITMENTS AND CONTINGENCIES								
TOTAL CAPITALIZATION AND LIABILITIES	$0	$8	$1	$121	$0	$349	$0	$0

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	FPL Energy Mojave Operating Services, LLC	FPL Energy Morwind, LLC	FPL Energy Bastrop GP, Inc.	FPL Energy Bastrop LP, LLC	ESI Ormesa IH Equity LLC	FPL Energy Virginia Funding Corporation	FPL Energy Virginia Holdings, Inc.	FPL Energy Solar Funding Corp.
OPERATING REVENUES	$2	$0	$0	$0	$0	$0	$0	$0
OPERATING EXPENSES								
Fuel, purchased power & interchange	0	0	0	0	0	0	0	0
Other operations and maintenance	2	0	0	0	0	0	0	0
Depreciation & amortization	0	0	0	0	0	0	0	0
Taxes other than income taxes	0	0	0	0	0	0	0	0
Total operating expenses	2	0	0	0	0	0	0	0
OPERATING INCOME	0	0	0	0	0	0	0	0
OTHER INCOME (DEDUCTIONS):								
Interest charges	0	0	0	0	0	(28)	0	0
Preferred stock dividends - FPL	0	0	0	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0	0	0	0
Equity in earnings of equity method investees	0	1	0	(8)	0	0	0	0
Other - net	0	0	1	0	0	28	0	0
Total other deductions - net	0	1	1	(8)	0	0	0	0
INCOME FROM OPERATIONS BEFORE INCOME TAXES	0	1	1	(8)	0	0	0	0
INCOME TAXES	0	0	(3)	0	0	0	0	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	0	1	4	(8)	0	0	0	0
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES								
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes benefit of $2	0	0	0	0	0	0	0	0
NET INCOME (LOSS)	0	1	4	(8)	0	0	0	0
RET. EARNINGS (DEF.) AT BEG. OF YEAR	1	4	(2)	(1)	0	0	0	0
DEDUCT:								
Dividends	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$1	$5	$2	($9)	$0	$0	$0	$0

FPL ENERGY, LLC AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	FPL Energy Island End GP, LLC	FPL Energy Construction Funding Holdings LLC	FPL Energy Construction Funding LLC	Tower Associates, LLC	ESI Lake Benton Holdings, Inc.	FPL Energy Illinois Wind, LLC	Midway Power, LLC	FPL Energy WPP 93 LP, LLC
PROPERTY, PLANT AND EQUIPMENT								
Elec. utility plant in ser. & other property	$0	$0	$0	$0	$0	$0	$0	$0
Nuclear fuel	0	0	0	0	0	0	0	0
Construction work in progress	0	0	0	0	3	0	0	0
Less accumulated depr. & amort.	0	0	0	0	0	0	0	0
Total prop., plant and eqpt. - net	0	0	0	0	3	0	0	0
CURRENT ASSETS								
Cash and cash equivalents	0	0	0	0	0	0	0	0
Customer receivables - net	0	0	0	0	0	0	0	0
Other receivables	0	0	0	0	0	0	0	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0	0	0	0
Other	0	0	15	0	0	0	0	0
Total current assets	0	0	15	0	0	0	0	0
OTHER ASSETS:								
Special use funds	0	0	0	0	0	0	0	0
Other investments	0	446	761	0	0	0	0	12
Other	0	0	1	0	0	0	8	0
Total other assets	0	446	762	0	0	0	8	12
TOTAL ASSETS	$0	$446	$777	$0	$3	$0	$8	$12
CAPITALIZATION								
Common shareholders' equity	$0	$446	$445	$0	$3	$0	$8	$12
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0	0	0	0
Long-term debt	0	0	315	0	0	0	0	0
Total capitalization	0	446	760	0	3	0	8	12
CURRENT LIABILITIES								
Commercial paper	0	0	0	0	0	0	0	0
Note payable	0	0	0	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0	0	0	0
Accounts payable	0	0	0	0	0	0	0	0
Customers' deposits	0	0	0	0	0	0	0	0
Accrued interest and taxes	0	0	0	0	0	0	0	0
Deferred clause revenues	0	0	0	0	0	0	0	0
Other	0	0	15	0	0	0	0	0
Total current liabilities	0	0	15	0	0	0	0	0
OTHER LIABILITIES AND DEFERRED CREDITS								
Asset retirement obligations	0	0	0	0	0	0	0	0
Accumulated deferred income taxes	0	0	0	0	0	0	0	0
Storm and property insurance reserve	0	0	0	0	0	0	0	0
Other	0	0	2	0	0	0	0	0
Total other liab. & def. credits	0	0	2	0	0	0	0	0
COMMITMENTS AND CONTINGENCIES								
TOTAL CAPITALIZATION AND LIABILITIES	$0	$446	$777	$0	$3	$0	$8	$12

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	FPL Energy Island End GP, LLC	FPL Energy Construction Funding Holdings LLC	FPL Energy Construction Funding LLC	Tower Associates, LLC	ESI Lake Benton Holdings, Inc.	FPL Energy Illinois Wind, LLC	Midway Power, LLC	FPL Energy WPP 93 LP, LLC
OPERATING REVENUES	$0	$0	$0	$0	$0	$0	$0	$0
OPERATING EXPENSES								
Fuel, purchased power & interchange	0	0	0	0	0	0	0	0
Other operations and maintenance	0	0	0	0	0	0	0	0
Depreciation & amortization	0	0	0	0	0	0	0	0
Taxes other than income taxes	0	0	0	0	0	0	0	0
Total operating expenses	0	0	0	0	0	0	0	0
OPERATING INCOME	0	0	0	0	0	0	0	0
OTHER INCOME (DEDUCTIONS):								
Interest charges	0	0	(7)	0	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0	0	0	0
Equity in earnings of equity method investees	0	0	0	0	0	0	0	0
Other - net	0	0	7	0	0	0	0	0
Total other deductions - net	0	0	0	0	0	0	0	0
INCOME FROM OPERATIONS BEFORE INCOME TAXES	0	0	0	0	0	0	0	0
INCOME TAXES	0	0	0	0	0	0	0	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	0	0	0	0	0	0	0	0
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES								
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes benefit of $2	0	0	0	0	0	0	0	0
NET INCOME (LOSS)	0	0	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT BEG. OF YEAR	0	0	0	0	0	0	0	0
DEDUCT:								
Dividends	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$0	$0	$0	$0	$0	$0	$0	$0

FPL ENERGY, LLC AND SUBSIDIARIES 20
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Uinta County Wind Farm L.L.C.	American Wind Consolidated	Backbone Consolidated	Blythe Consolidated	Calhoun I Consolidated	Delaware Mountain Consolidated	Doswell Consolidated	Forney Consolidated
PROPERTY, PLANT AND EQUIPMENT								
Elec. utility plant in ser. & other property	$0	$557	$73	$468	$235	$21	$463	$835
Nuclear fuel	0	0	0	0	0	0	0	0
Construction work in progress	0	0	0	0	0	0	0	0
Less accumulated depr. & amort.	0	(58)	(4)	0	(6)	(2)	(142)	(15)
Total prop., plant and eqpt. - net	0	499	69	468	229	19	321	820
CURRENT ASSETS								
Cash and cash equivalents	0	0	0	0	1	0	6	13
Customer receivables - net	0	6	1	0	0	1	31	0
Other receivables	0	232	0	3	15	0	7	34
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0	2	0	7	0
Deferred clause expenses	0	0	0	0	0	0	0	0
Other	0	33	0	3	4	0	1	1
Total current assets	0	271	1	6	22	1	52	48
OTHER ASSETS:								
Special use funds	0	0	0	0	0	0	0	0
Other investments	0	0	0	0	0	0	0	0
Other	0	11	6	0	7	0	9	2
Total other assets	0	11	6	0	7	0	9	2
TOTAL ASSETS	$0	$781	$76	$474	$258	$20	$382	$870
CAPITALIZATION								
Common shareholders' equity	$0	$158	$57	$105	$114	$15	($17)	$793
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0	0	0	0
Long-term debt	0	479	0	272	110	0	309	0
Total capitalization	0	637	57	377	224	15	292	793
CURRENT LIABILITIES								
Commercial paper	0	0	0	0	0	0	0	0
Note payable	0	0	0	0	0	0	0	0
Current maturities of long-term debt	0	26	0	0	0	0	0	0
Accounts payable	0	3	0	3	0	0	14	5
Customers' deposits	0	0	0	0	0	0	0	0
Accrued interest and taxes	0	14	0	0	1	1	0	5
Deferred clause revenues	0	0	0	0	0	0	0	0
Other	0	14	3	45	3	0	42	52
Total current liabilities	0	57	3	48	4	1	56	62
OTHER LIABILITIES AND DEFERRED CREDITS								
Asset retirement obligations	0	3	0	1	0	0	0	0
Accumulated deferred income taxes	0	70	15	44	28	3	26	5
Storm and property insurance reserve	0	0	0	0	0	0	0	0
Other	0	14	1	4	2	1	8	10
Total other liab. & def. credits	0	87	16	49	30	4	34	15
COMMITMENTS AND CONTINGENCIES								
TOTAL CAPITALIZATION AND LIABILITIES	$0	$781	$76	$474	$258	$20	$382	$870

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	Uinta County Wind Farm L.L.C.	American Wind Consolidated	Backbone Consolidated	Blythe Consolidated	Calhoun I Consolidated	Delaware Mountain Consolidated	Doswell Consolidated	Forney Consolidated
OPERATING REVENUES	$0	$35	$6	($3)	$19	$2	$183	$129
OPERATING EXPENSES								
Fuel, purchased power & interchange	0	0	0	(7)	1	0	83	91
Other operations and maintenance	0	9	1	2	4	1	14	19
Depreciation & amortization	0	21	4	0	5	1	14	14
Taxes other than income taxes	0	1	0	0	1	1	1	3
Total operating expenses	0	31	5	(5)	11	3	112	127
OPERATING INCOME	0	4	1	2	8	(1)	71	2
OTHER INCOME (DEDUCTIONS):								
Interest charges	0	(14)	0	(12)	(3)	0	(29)	0
Preferred stock dividends - FPL	0	0	0	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0	0	0	0
Equity in earnings of equity method investees	0	0	0	0	0	0	0	0
Other - net	0	6	0	0	0	0	0	0
Total other deductions - net	0	(8)	0	(12)	(3)	0	(29)	0
INCOME FROM OPERATIONS BEFORE INCOME TAXES	0	(4)	1	(10)	5	(1)	42	2
INCOME TAXES	0	(9)	(2)	(4)	2	(1)	11	1
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	0	5	3	(6)	3	0	31	1
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES								
FASB Interpretation No. 46, "Consol. of Variable		0	0	0	0	0	0	0
Interest Entities," net of income taxes benefit of $2	0	0	0	0	0	0	0	0
NET INCOME (LOSS)	0	5	3	(6)	3	0	31	1
RET. EARNINGS (DEF.) AT BEG. OF YEAR	0	26	0	(3)	0	0	123	(2)
DEDUCT:								
Dividends	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$0	$31	$3	($9)	$3	$0	$154	($1)

FPL ENERGY, LLC AND SUBSIDIARIES 21

CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Gray County Wind Consolidated	Indian Mesa Consolidated	LSP VIII LP Consolidated	LSP IX LP Consolidated	MH50 Consolidated	MH700 Consolidated	Mojave Consolidated	New Mexico Consolidated
PROPERTY, PLANT AND EQUIPMENT								
Elec. utility plant in ser. & other property	$103	$83	$0	$0	$18	$0	$0	$198
Nuclear fuel	0	0	0	0	0	0	0	0
Construction work in progress	0	0	0	0	0	539	0	0
Less accumulated depr. & amort.	(12)	(6)	0	0	(5)	0	0	(3)
Total prop., plant and eqpt. - net	91	77	0	0	13	539	0	195
CURRENT ASSETS								
Cash and cash equivalents	0	0	0	0	0	0	0	1
Customer receivables - net	1	1	0	0	0	0	0	3
Other receivables	0	0	0	0	0	0	0	2
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0	0	0	0
Other	1	1	0	0	0	2	0	0
Total current assets	2	2	0	0	0	2	0	6
OTHER ASSETS:								
Special use funds	0	0	0	0	0	0	0	0
Other investments	0	0	6	10	0	0	8	0
Other	0	2	0	0	0	24	0	0
Total other assets	0	2	6	10	0	24	8	0
TOTAL ASSETS	$93	$81	$6	$10	$13	$565	$8	$201
CAPITALIZATION								
Common shareholders' equity	$69	$60	($14)	($19)	$3	$332	$8	($76)
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	9	205	0	0
Total capitalization	69	60	(14)	(19)	12	537	8	(76)
CURRENT LIABILITIES								
Commercial paper	0	0	0	0	0	0	0	0
Note payable	0	0	0	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0	0	0	0
Accounts payable	0	0	0	0	0	0	0	1
Customers' deposits	0	0	0	0	0	0	0	0
Accrued interest and taxes	0	0	0	0	0	0	0	0
Deferred clause revenues	0	0	0	0	0	0	0	0
Other	1	0	1	2	1	28	0	239
Total current liabilities	1	0	1	2	1	28	0	240
OTHER LIABILITIES AND DEFERRED CREDITS								
Asset retirement obligations	1	1	0	0	0	0	0	0
Accumulated deferred income taxes	22	15	19	27	0	0	0	37
Storm and property insurance reserve	0	0	0	0	0	0	0	0
Other	0	5	0	0	0	0	0	0
Total other liab. & def. credits	23	21	19	27	0	0	0	37
COMMITMENTS AND CONTINGENCIES								
TOTAL CAPITALIZATION AND LIABILITIES	$93	$81	$6	$10	$13	$565	$8	$201

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	Gray County Wind Consolidated	Indian Mesa Consolidated	LSP VIII LP Consolidated	LSP IX LP Consolidated	MH50 Consolidated	MH700 Consolidated	Mojave Consolidated	New Mexico Consolidated
OPERATING REVENUES	$9	$7	$1	$1	$5	$0	$1	$5
OPERATING EXPENSES								
Fuel, purchased power & interchange	0	0	0	0	4	0	0	0
Other operations and maintenance	3	2	0	0	2	1	1	1
Depreciation & amortization	5	4	0	0	1	0	0	3
Taxes other than income taxes	0	1	0	0	0	0	0	0
Total operating expenses	8	7	0	0	7	1	1	4
OPERATING INCOME	1	0	1	1	(2)	(1)	0	1
OTHER INCOME (DEDUCTIONS):								
Interest charges	0	0	0	0	(1)	(2)	0	(7)
Preferred stock dividends - FPL	0	0	0	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0	0	0	0
Equity in earnings of equity method investees	0	0	5	5	0	0	3	0
Other - net	0	0	0	0	0	0	0	0
Total other deductions - net	0	0	5	5	(1)	(2)	3	(7)
INCOME FROM OPERATIONS BEFORE INCOME TAXES	1	0	6	6	(3)	(3)	3	(6)
INCOME TAXES	(4)	(2)	1	1	(1)	(1)	0	(7)
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	5	2	5	5	(2)	(2)	3	1
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES								
FASB Interpretation No. 46, "Consol. of Variable	0	0	0	0	0	0	0	0
Interest Entities," net of income taxes benefit of $2	0	0	0	0	0	0	0	0
NET INCOME (LOSS)	5	2	5	5	(2)	(2)	3	1
RET. EARNINGS (DEF.) AT BEG. OF YEAR	10	0	11	9	(1)	(1)	19	0
DEDUCT:								
Dividends	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$15	$2	$16	$14	($3)	($3)	$22	$1

FPL ENERGY, LLC AND SUBSIDIARIES 22
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Oklahoma Wind Consolidated	Ormesa Consolidated	Operating Services Consolidated	Paris Consolidated	Pecos Wind Consolidated	Pennsylvania Wind Consolidated	Posdef Consolidated	Rhode Island Consolidated
PROPERTY, PLANT AND EQUIPMENT								
Elec. utility plant in ser. & other property	$59	$0	$0	$452	$150	$73	$103	$355
Nuclear fuel	0	0	0	0	0	0	0	0
Construction work in progress	0	0	0	0	0	0	0	0
Less accumulated depr. & amort.	(1)	0	0	(50)	(20)	0	(92)	(13)
Total prop., plant and eqpt. - net	58	0	0	402	130	73	11	342
CURRENT ASSETS								
Cash and cash equivalents	0	0	0	3	0	0	1	13
Customer receivables - net	0	0	0	1	1	0	2	0
Other receivables	0	0	4	24	0	0	0	14
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	13	0	0	3	9
Deferred clause expenses	0	0	0	0	0	0	0	0
Other	0	0	0	1	1	2	0	9
Total current assets	0	0	4	42	2	2	6	45
OTHER ASSETS:								
Special use funds	0	0	0	0	0	0	0	0
Other investments	0	0	0	0	0	0	0	0
Other	0	0	1	0	0	4	3	7
Total other assets	0	0	1	0	0	4	3	7
TOTAL ASSETS	$58	$0	$5	$444	$132	$79	$20	$394
CAPITALIZATION								
Common shareholders' equity	$53	$0	$3	$396	$95	$45	$3	($16)
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0	346
Total capitalization	53	0	3	396	95	45	3	330
CURRENT LIABILITIES								
Commercial paper	0	0	0	0	0	0	0	0
Note payable	0	0	0	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0	0	0	10
Accounts payable	0	0	0	1	0	0	0	2
Customers' deposits	0	0	0	0	0	0	0	0
Accrued interest and taxes	0	0	0	4	1	0	1	0
Deferred clause revenues	0	0	0	0	0	0	0	0
Other	5	0	2	16	0	11	2	21
Total current liabilities	5	0	2	21	1	11	3	33
OTHER LIABILITIES AND DEFERRED CREDITS								
Asset retirement obligations	0	0	0	0	1	0	0	0
Accumulated deferred income taxes	0	0	0	19	35	11	0	3
Storm and property insurance reserve	0	0	0	0	0	0	0	0
Other	0	0	0	8	0	12	14	28
Total other liab. & def. credits	0	0	0	27	36	23	14	31
COMMITMENTS AND CONTINGENCIES								
TOTAL CAPITALIZATION AND LIABILITIES	$58	$0	$5	$444	$132	$79	$20	$394

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	Oklahoma Wind Consolidated	Ormesa Consolidated	Operating Services Consolidated	Paris Consolidated	Pecos Wind Consolidated	Pennsylvania Wind Consolidated	Posdef Consolidated	Rhode Island Consolidated
OPERATING REVENUES	$1	$0	$8	$191	$7	$4	$31	$105
OPERATING EXPENSES								
Fuel, purchased power & interchange	0	0	0	132	0	0	9	69
Other operations and maintenance	0	0	(2)	25	2	1	6	16
Depreciation & amortization	1	0	0	15	8	1	1	6
Taxes other than income taxes	0	0	3	4	2	0	0	1
Total operating expenses	1	0	1	176	12	2	16	92
OPERATING INCOME	0	0	7	15	(5)	2	15	13
OTHER INCOME (DEDUCTIONS):								
Interest charges	0	0	0	0	0	0	0	(7)
Preferred stock dividends - FPL	0	0	0	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0	0	0	0
Equity in earnings of equity method investees	0	0	0	0	0	0	0	0
Other - net	0	0	0	0	0	0	0	(10)
Total other deductions - net	0	0	0	0	0	0	0	(17)
INCOME FROM OPERATIONS BEFORE INCOME TAXES	0	0	7	15	(5)	2	15	(4)
INCOME TAXES	0	0	2	2	(3)	0	6	(6)
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	0	0	5	13	(2)	2	9	2
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES								
FASB Interpretation No. 46, "Consol. of Variable	0	0	0	0	0	0	0	0
Interest Entities," net of income taxes benefit of $2	0	0	0	0	0	0	0	(3)
NET INCOME (LOSS)	0	0	5	13	(2)	2	9	(1)
RET. EARNINGS (DEF.) AT BEG. OF YEAR	0	0	16	59	5	0	4	(2)
DEDUCT:								
Dividends	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$0	$0	$21	$72	$3	$2	$13	($3)

FPL ENERGY, LLC AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Rockaway Consolidated	Seabrook Consolidated	Sky River Consolidated	Upton Wind Consolidated	Vansycle Consolidated	Victory Gardens Consolidated	Waymart Consolidated
PROPERTY, PLANT AND EQUIPMENT							
Elec. utility plant in ser. & other property	$118	$724	$74	$288	$28	$13	$90
Nuclear fuel	0	83	0	0	0	0	0
Construction work in progress	1	35	0	0	0	0	0
Less accumulated depr. & amort.	(5)	(48)	(42)	(32)	(7)	(10)	(1)
Total prop., plant and eqpt. - net	114	794	32	256	21	3	89
CURRENT ASSETS							
Cash and cash equivalents	1	0	0	0	0	1	0
Customer receivables - net	4	0	0	4	1	0	1
Other receivables	0	59	2	1	0	3	1
Mat'ls., supplies & fossil fuel inv. - at avg. cost	1	46	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0	0	0
Other	3	48	4	0	0	0	0
Total current assets	9	153	6	5	1	4	2
OTHER ASSETS:							
Special use funds	0	274	0	0	0	0	0
Other investments	0	0	0	0	0	0	0
Other	3	12	11	6	0	2	(2)
Total other assets	3	286	11	6	0	2	(2)
TOTAL ASSETS	$126	$1,233	$49	$267	$22	$9	$89
CAPITALIZATION							
Common shareholders' equity	($11)	$958	$36	$190	$14	$8	$57
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0	0	0
Long-term debt	111	0	0	0	0	0	0
Total capitalization	100	958	36	190	14	8	57
CURRENT LIABILITIES							
Commercial paper	0	0	0	0	0	0	0
Note payable	0	0	6	0	0	0	0
Current maturities of long-term debt	4	0	0	0	0	0	0
Accounts payable	1	4	0	0	0	0	0
Customers' deposits	0	0	0	0	0	0	0
Accrued interest and taxes	0	0	0	3	0	0	0
Deferred clause revenues	0	0	0	0	0	0	0
Other	5	58	6	2	0	1	11
Total current liabilities	10	62	12	5	0	1	11
OTHER LIABILITIES AND DEFERRED CREDITS							
Asset retirement obligations	0	163	1	1	0	0	0
Accumulated deferred income taxes	16	31	0	71	8	0	17
Storm and property insurance reserve	0	0	0	0	0	0	0
Other	0	19	0	0	0	0	4
Total other liab. & def. credits	16	213	1	72	8	0	21
COMMITMENTS AND CONTINGENCIES							
TOTAL CAPITALIZATION AND LIABILITIES	$126	$1,233	$49	$267	$22	$9	$89

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	Rockaway Consolidated	Seabrook Consolidated	Sky River Consolidated	Upton Wind Consolidated	Vansycle Consolidated	Victory Gardens Consolidated	Waymart Consolidated
OPERATING REVENUES	$19	$294	$3	$19	$4	$1	$2
OPERATING EXPENSES							
Fuel, purchased power & interchange	0	38	0	0	0	0	0
Other operations and maintenance	3	119	0	5	1	0	1
Depreciation & amortization	4	28	0	15	2	0	1
Taxes other than income taxes	0	18	0	3	0	0	0
Total operating expenses	7	203	0	23	3	0	2
OPERATING INCOME	12	91	3	(4)	1	1	0
OTHER INCOME (DEDUCTIONS):							
Interest charges	(3)	0	0	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0	0	0
Equity in earnings of equity method investees	0	0	0	0	0	0	0
Other - net	0	10	0	0	0	0	0
Total other deductions - net	(3)	10	0	0	0	0	0
INCOME FROM OPERATIONS BEFORE INCOME TAXES	9	101	3	(4)	1	1	0
INCOME TAXES	4	39	0	(3)	(1)	0	(1)
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	5	62	3	(1)	2	1	1
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES							
FASB Interpretation No. 46, "Consol. of Variable	0	0	0	0	0	0	0
Interest Entities," net of income taxes benefit of $2	0	0	0	0	0	0	0
NET INCOME (LOSS)	5	62	3	(1)	2	1	1
RET. EARNINGS (DEF.) AT BEG. OF YEAR	2	15	0	3	8	0	0
DEDUCT:							
Dividends	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$7	$77	$3	$2	$10	$1	$1

FPL ENERGY AMERICAN WIND, LLC
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	American Wind Consolidated	Elims	FPL Energy Wind Funding Holdings, LLC	FPL Energy Wind Funding, LLC	FPL Energy Wind Financing, LLC	FPL Energy American Wind Holdings, LLC	FPL Energy American Wind, LLC	Hawkeye Power Partners, LLC
PROPERTY, PLANT AND EQUIPMENT								
Elec. utility plant in ser. & other property	$557	$0	$0	$0	$0	$0	$0	$43
Nuclear fuel	0	0	0	0	0	0	0	0
Construction work in progress	0	0	0	0	0	0	0	0
Less accumulated depr. & amort.	(58)	0	0	0	0	0	0	(8)
Total prop., plant and eqpt. - net	499	0	0	0	0	0	0	35
CURRENT ASSETS								
Cash and cash equivalents	0	0	0	0	0	0	0	0
Customer receivables - net	6	0	0	0	0	0	0	1
Other receivables	232	0	0	32	0	0	198	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0	0	0	0
Other	33	0	0	0	0	0	31	0
Total current assets	271	0	0	32	0	0	229	1
OTHER ASSETS:								
Special use funds	0	0	0	0	0	0	0	0
Other investments	0	(1,731)	232	322	322	322	474	0
Other	11	0	0	3	0	0	8	0
Total other assets	11	(1,731)	232	325	322	322	482	0
TOTAL ASSETS	$781	($1,731)	$232	$357	$322	$322	$711	$36
CAPITALIZATION								
Common shareholders' equity	$158	($1,731)	$232	$232	$322	$322	$318	$34
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0	0	0	0
Long-term debt	479	0	0	118	0	0	361	0
Total capitalization	637	(1,731)	232	350	322	322	679	34
CURRENT LIABILITIES								
Commercial paper	0	0	0	0	0	0	0	0
Note payable	0	0	0	0	0	0	0	0
Current maturities of long-term debt	26	0	0	7	0	0	19	0
Accounts payable	3	0	0	0	0	0	0	0
Customers' deposits	0	0	0	0	0	0	0	0
Accrued interest and taxes	14	0	0	0	0	0	13	0
Deferred clause revenues	0	0	0	0	0	0	0	0
Other	14	0	0	0	0	0	0	0
Total current liabilities	57	0	0	7	0	0	32	0
OTHER LIABILITIES AND DEFERRED CREDITS								
Asset retirement obligations	3	0	0	0	0	0	0	1
Accumulated deferred income taxes	70	0	0	0	0	0	0	0
Storm and property insurance reserve	0	0	0	0	0	0	0	0
Other	14	0	0	0	0	0	0	1
Total other liab. & def. credits	87	0	0	0	0	0	0	2
COMMITMENTS AND CONTINGENCIES								
TOTAL CAPITALIZATION AND LIABILITIES	$781	($1,731)	$232	$357	$322	$322	$711	$36

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	American Wind Consolidated	Elims	FPL Energy Wind Funding Holdings, LLC	FPL Energy Wind Funding, LLC	FPL Energy Wind Financing, LLC	FPL Energy American Wind Holdings, LLC	FPL Energy American Wind, LLC	Hawkeye Power Partners, LLC
OPERATING REVENUES	$35	$0	$0	$0	$0	$0	$0	$3
OPERATING EXPENSES								
Fuel, purchased power & interchange	0	0	0	0	0	0	0	0
Other operations and maintenance	9	0	0	0	0	0	0	1
Depreciation & amortization	21	0	0	0	0	0	0	2
Taxes other than income taxes	1	0	0	0	0	0	0	0
Total operating expenses	31	0	0	0	0	0	0	3
OPERATING INCOME	4	0	0	0	0	0	0	0
OTHER INCOME (DEDUCTIONS):								
Interest charges	(14)	0	0	0	0	0	(13)	0
Preferred stock dividends - FPL	0	0	0	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0	0	0	0
Equity in earnings of equity method investees	0	(21)	4	4	4	4	7	0
Other - net	6	0	0	0	0	0	6	0
Total other deductions - net	(8)	(21)	4	4	4	4	0	0
INCOME FROM OPERATIONS BEFORE INCOME TAXES	(4)	(21)	4	4	4	4	0	0
INCOME TAXES	(9)	0	(2)	0	0	0	0	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	5	(21)	6	4	4	4	0	0
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES								
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0	0	0	0	0
NET INCOME (LOSS)	5	(21)	6	4	4	4	0	0
RET. EARNINGS (DEF.) AT BEG. OF YEAR	26	11	0	0	0	0	0	6
DEDUCT:								
Dividends	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$31	($10)	$6	$4	$4	$4	$0	$6

FPL ENERGY AMERICAN WIND, LLC
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Lake Benton Power Partners II, LLC	Badger Windpower, LLC	FPL Energy Hancock County Wind, LLC	High Winds, LLC	OTG, LLC (Amer Wind)	West Texas Consolidated
PROPERTY, PLANT AND EQUIPMENT						
Elec. utility plant in ser. & other property	$121	$31	$99	$186	$0	$77
Nuclear fuel	0	0	0	0	0	0
Construction work in progress	0	0	0	0	0	0
Less accumulated depr. & amort.	(21)	(4)	(4)	(3)	0	(18)
Total prop., plant and eqpt. - net	100	27	95	183	0	59
CURRENT ASSETS						
Cash and cash equivalents	0	0	0	0	0	0
Customer receivables - net	1	1	1	1	0	1
Other receivables	0	0	0	2	0	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0	0
Other	1	0	1	0	0	0
Total current assets	2	1	2	3	0	1
OTHER ASSETS:						
Special use funds	0	0	0	0	0	0
Other investments	0	0	0	0	0	59
Other	0	0	0	0	0	0
Total other assets	0	0	0	0	0	59
TOTAL ASSETS	$102	$28	$97	$186	$0	$119
CAPITALIZATION						
Common shareholders' equity	$87	$28	$95	$171	($70)	$118
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0
Total capitalization	87	28	95	171	(70)	118
CURRENT LIABILITIES						
Commercial paper	0	0	0	0	0	0
Note payable	0	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0	0
Accounts payable	0	0	0	3	0	0
Customers' deposits	0	0	0	0	0	0
Accrued interest and taxes	0	0	0	0	0	1
Deferred clause revenues	0	0	0	0	0	0
Other	1	0	1	12	0	0
Total current liabilities	1	0	1	15	0	1
OTHER LIABILITIES AND DEFERRED CREDITS						
Asset retirement obligations	1	0	1	0	0	0
Accumulated deferred income taxes	0	0	0	0	70	0
Storm and property insurance reserve	0	0	0	0	0	0
Other	13	0	0	0	0	0
Total other liab. & def. credits	14	0	1	0	70	0
COMMITMENTS AND CONTINGENCIES						
TOTAL CAPITALIZATION AND LIABILITIES	$102	$28	$97	$186	$0	$119

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	Lake Benton Power Partners II, LLC	Badger Windpower, LLC	FPL Energy Hancock County Wind, LLC	High Winds, LLC	OTG, LLC (Amer Wind)	West Texas Consolidated
OPERATING REVENUES	$9	$5	$7	$5	$0	$6
OPERATING EXPENSES						
Fuel, purchased power & interchange	0	0	0	0	0	0
Other operations and maintenance	2	1	2	1	0	2
Depreciation & amortization	6	2	4	3	0	4
Taxes other than income taxes	0	0	0	0	0	1
Total operating expenses	8	3	6	4	0	7
OPERATING INCOME	1	2	1	1	0	(1)
OTHER INCOME (DEDUCTIONS):						
Interest charges	0	0	0	0	0	(1)
Preferred stock dividends - FPL	0	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0	0
Equity in earnings of equity method investees	0	0	0	0	0	(2)
Other - net	0	0	0	0	0	0
Total other deductions - net	0	0	0	0	0	(3)
INCOME FROM OPERATIONS BEFORE INCOME TAXES	1	2	1	1	0	(4)
INCOME TAXES	0	0	0	0	(7)	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	1	2	1	1	7	(4)
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES						
FASB Interpretation No. 46, "Consol. of Variable						0
Interest Entities," net of income taxes	0	0	0	0	0	0
NET INCOME (LOSS)	1	2	1	1	7	(4)
RET. EARNINGS (DEF.) AT BEG. OF YEAR	(10)	3	0	0	22	(6)
DEDUCT:						0
Dividends	0	0	0	0	0	0
Other	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	($9)	$5	$1	$1	$29	($10)

ESI WEST TEXAS ENERGY LP, LLC
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	West Texas Consolidated	Elims	ESI West Texas Energy, Inc.	ESI West Texas Energy LP, LLC	West Texas Wind Energy Partners, L.P.
PROPERTY, PLANT AND EQUIPMENT					
Elec. utility plant in ser. & other property	$77	$0	$0	$0	$77
Nuclear fuel	0	0	0	0	0
Construction work in progress	0	0	0	0	0
Less accumulated depr. & amort.	(18)	0	0	0	(18)
Total prop., plant and eqpt. - net	59	0	0	0	59
CURRENT ASSETS					
Cash and cash equivalents	0	0	0	0	0
Customer receivables - net	1	0	0	0	1
Other receivables	0	0	0	0	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0
Other	0	0	0	0	0
Total current assets	1	0	0	0	1
OTHER ASSETS:					
Special use funds	0	0	0	0	0
Other investments	59	0	1	58	0
Other	0	0	0	0	0
Total other assets	59	0	1	58	0
TOTAL ASSETS	$119	$0	$1	$58	$60
CAPITALIZATION					
Common shareholders' equity	$118	$0	$1	$58	$59
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0
Long-term debt	0	0	0	0	0
Total capitalization	118	0	1	58	59
CURRENT LIABILITIES					
Commercial paper	0	0	0	0	0
Note payable	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0
Accounts payable	0	0	0	0	0
Customers' deposits	0	0	0	0	0
Accrued interest and taxes	1	0	0	0	1
Deferred clause revenues	0	0	0	0	0
Other	0	0	0	0	0
Total current liabilities	1	0	0	0	1
OTHER LIABILITIES AND DEFERRED CREDITS					
Asset retirement obligations	0	0	0	0	0
Accumulated deferred income taxes	0	0	0	0	0
Storm and property insurance reserve	0	0	0	0	0
Other	0	0	0	0	0
Total other liab. & def. credits	0	0	0	0	0
COMMITMENTS AND CONTINGENCIES					
TOTAL CAPITALIZATION AND LIABILITIES	$119	$0	$1	$58	$60

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	West Texas Consolidated	Elims	ESI West Texas Energy, Inc.	ESI West Texas Energy LP, LLC	West Texas Wind Energy Partners, L.P.
OPERATING REVENUES	$6	$0	$0	$0	$6
OPERATING EXPENSES					
Fuel, purchased power & interchange	0	0	0	0	0
Other operations and maintenance	2	0	0	0	2
Depreciation & amortization	4	0	0	0	4
Taxes other than income taxes	1	0	0	0	1
Total operating expenses	7	0	0	0	7
OPERATING INCOME	(1)	0	0	0	(1)
OTHER INCOME (DEDUCTIONS):					
Interest charges	(1)	0	0	0	(1)
Preferred stock dividends - FPL	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0
Equity in earnings of equity method investees	(2)	0	0	(2)	0
Other - net	0	0	0	0	0
Total other deductions - net	(3)	0	0	(2)	(1)
INCOME FROM OPERATIONS BEFORE INCOME TAXES	(4)	0	0	(2)	(2)
INCOME TAXES	0	0	0	0	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	(4)	0	0	(2)	(2)
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES					
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0	0
NET INCOME (LOSS)	(4)	0	0	(2)	(2)
RET. EARNINGS (DEF.) AT BEG. OF YEAR	(6)	0	(2)	6	(10)
DEDUCT:					
Dividends	0	0	0	0	0
Other	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	($10)	$0	($2)	$4	($12)

BACKBONE WINDPOWER HOLDINGS, LLC
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Backbone Consolidated	Elims	Backbone Windpower Holdings, LLC	Backbone Mountain Windpower LLC
PROPERTY, PLANT AND EQUIPMENT				
Elec. utility plant in ser. & other property	$73	$0	$0	$73
Nuclear fuel	0	0	0	0
Construction work in progress	0	0	0	0
Less accumulated depr. & amort.	(4)	0	0	(4)
Total prop., plant and eqpt. - net	69	0	0	69
CURRENT ASSETS				
Cash and cash equivalents	0	0	0	0
Customer receivables - net	1	0	0	1
Other receivables	0	0	0	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0
Deferred clause expenses	0	0	0	0
Other	0	0	0	0
Total current assets	1	0	0	1
OTHER ASSETS:				
Special use funds	0	0	0	0
Other investments	0	(75)	75	0
Other	6	0	0	6
Total other assets	6	(75)	75	6
TOTAL ASSETS	$76	($75)	$75	$76
CAPITALIZATION				
Common shareholders' equity	$57	($75)	$58	$74
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0
Long-term debt	0	0	0	0
Total capitalization	57	(75)	58	74
CURRENT LIABILITIES				
Commercial paper	0	0	0	0
Note payable	0	0	0	0
Current maturities of long-term debt	0	0	0	0
Accounts payable	0	0	0	0
Customers' deposits	0	0	0	0
Accrued interest and taxes	0	0	0	0
Deferred clause revenues	0	0	0	0
Other	3	0	2	1
Total current liabilities	3	0	2	1
OTHER LIABILITIES AND DEFERRED CREDITS				
Asset retirement obligations	0	0	0	0
Accumulated deferred income taxes	15	0	15	0
Storm and property insurance reserve	0	0	0	0
Other	1	0	0	1
Total other liab. & def. credits	16	0	15	1
COMMITMENTS AND CONTINGENCIES				
TOTAL CAPITALIZATION AND LIABILITIES	$76	($75)	$75	$76

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	Backbone Consolidated	Elims	Backbone Windpower Holdings, LLC	Backbone Mountain Windpower LLC
OPERATING REVENUES	$6	$0	$0	$6
OPERATING EXPENSES				
Fuel, purchased power & interchange	0	0	0	0
Other operations and maintenance	1	0	0	1
Depreciation & amortization	4	0	0	4
Taxes other than income taxes	0	0	0	0
Total operating expenses	5	0	0	5
OPERATING INCOME	1	0	0	1
OTHER INCOME (DEDUCTIONS):				
Interest charges	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0
Equity in earnings of equity method investees	0	(1)	1	0
Other - net	0	0	0	0
Total other deductions - net	0	(1)	1	0
INCOME FROM OPERATIONS BEFORE INCOME TAXES	1	(1)	1	1
INCOME TAXES	(2)	0	(2)	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	3	(1)	3	1
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES				
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0
NET INCOME (LOSS)	3	(1)	3	1
RET. EARNINGS (DEF.) AT BEG. OF YEAR	0	0	0	0
DEDUCT:				
Dividends	0	0	0	0
Other	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$3	($1)	$3	$1

BLYTHE ENERGY ACQUISITIONS, LLC
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Blythe Consolidated	Elim	FPL Energy Blythe, LLC	Blythe Energy Acquisitions, LLC	Blythe Energy, LLC
PROPERTY, PLANT AND EQUIPMENT					
Elec. utility plant in ser. & other property	$468	$0	$0	$0	$468
Nuclear fuel	0	0	0	0	0
Construction work in progress	0	0	0	0	0
Less accumulated depr. & amort.	0	0	0	0	0
Total prop., plant and eqpt. - net	468	0	0	0	468
CURRENT ASSETS					
Cash and cash equivalents	0	0	0	0	0
Customer receivables - net	0	0	0	0	0
Other receivables	3	0	0	0	3
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0
Other	3	0	0	0	3
Total current assets	6	0	0	0	6
OTHER ASSETS:					
Special use funds	0	0	0	0	0
Other investments	0	(300)	150	150	0
Other	0	(4)	0	4	0
Total other assets	0	(304)	150	154	0
TOTAL ASSETS	$474	($304)	$150	$154	$474
CAPITALIZATION					
Common shareholders' equity	$105	($300)	$150	$105	$150
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0
Long-term debt	272	0	0	0	272
Total capitalization	377	(300)	150	105	422
CURRENT LIABILITIES					
Commercial paper	0	0	0	0	0
Note payable	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0
Accounts payable	3	0	0	0	3
Customers' deposits	0	0	0	0	0
Accrued interest and taxes	0	0	0	0	0
Deferred clause revenues	0	0	0	0	0
Other	45	0	0	1	44
Total current liabilities	48	0	0	1	47
OTHER LIABILITIES AND DEFERRED CREDITS					
Asset retirement obligations	1	0	0	0	1
Accumulated deferred income taxes	44	(4)	0	48	0
Storm and property insurance reserve	0	0	0	0	0
Other	4	0	0	0	4
Total other liab. & def. credits	49	(4)	0	48	5
COMMITMENTS AND CONTINGENCIES					
TOTAL CAPITALIZATION AND LIABILITIES	$474	($304)	$150	$154	$474

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	Blythe Consolidated	Elim	FPL Energy Blythe, LLC	Blythe Energy Acquisitions, LLC	Blythe Energy, LLC
OPERATING REVENUES	($3)	$0	$0	$0	($3)
OPERATING EXPENSES					
Fuel, purchased power & interchange	(7)	0	0	0	(7)
Other operations and maintenance	2	0	0	0	2
Depreciation & amortization	0	0	0	0	0
Taxes other than income taxes	0	0	0	0	0
Total operating expenses	(5)	0	0	0	(5)
OPERATING INCOME	2	0	0	0	2
OTHER INCOME (DEDUCTIONS):					
Interest charges	(12)	0	0	0	(12)
Preferred stock dividends - FPL	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0
Equity in earnings of equity method investees	0	20	(10)	(10)	0
Other - net	0	0	0	0	0
Total other deductions - net	(12)	20	(10)	(10)	(12)
INCOME FROM OPERATIONS BEFORE INCOME TAXES	(10)	20	(10)	(10)	(10)
INCOME TAXES	(4)	0	0	(4)	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	(6)	20	(10)	(6)	(10)
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES					
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0	0
NET INCOME (LOSS)	(6)	20	(10)	(6)	(10)
RET. EARNINGS (DEF.) AT BEG. OF YEAR	(3)	6	(3)	(3)	(3)
DEDUCT:					
Dividends	0	0	0	0	0
Other	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	($9)	$26	($13)	($9)	($13)

CALHOUN POWER COMPANY I, LLC
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Calhoun I Consolidated	Elim	Calhoun Power Company I, LLC	OTG, LLC (Calhoun I)
PROPERTY, PLANT AND EQUIPMENT				
Elec. utility plant in ser. & other property	$235	$0	$235	$0
Nuclear fuel	0	0	0	0
Construction work in progress	0	0	0	0
Less accumulated depr. & amort.	(6)	0	(6)	0
Total prop., plant and eqpt. - net	229	0	229	0
CURRENT ASSETS				
Cash and cash equivalents	1	0	1	0
Customer receivables - net	0	0	0	0
Other receivables	15	(1)	16	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	2	0	2	0
Deferred clause expenses	0	0	0	0
Other	4	0	4	0
Total current assets	22	(1)	23	0
OTHER ASSETS:				
Special use funds	0	0	0	0
Other investments	0	(143)	0	143
Other	7	0	7	0
Total other assets	7	(143)	7	143
TOTAL ASSETS	$258	($144)	$259	$143
CAPITALIZATION				
Common shareholders' equity	$114	($143)	$143	$114
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0
Long-term debt	110	0	110	0
Total capitalization	224	(143)	253	114
CURRENT LIABILITIES				
Commercial paper	0	0	0	0
Note payable	0	0	0	0
Current maturities of long-term debt	0	0	0	0
Accounts payable	0	0	0	0
Customers' deposits	0	0	0	0
Accrued interest and taxes	1	0	1	0
Deferred clause revenues	0	0	0	0
Other	3	(1)	3	1
Total current liabilities	4	(1)	4	1
OTHER LIABILITIES AND DEFERRED CREDITS				
Asset retirement obligations	0	0	0	0
Accumulated deferred income taxes	28	0	0	28
Storm and property insurance reserve	0	0	0	0
Other	2	0	2	0
Total other liab. & def. credits	30	0	2	28
COMMITMENTS AND CONTINGENCIES				
TOTAL CAPITALIZATION AND LIABILITIES	$258	($144)	$259	$143

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	Calhoun I Consolidated	Elim	Calhoun Power Company I, LLC	OTG, LLC (Calhoun I)
OPERATING REVENUES	$19	$0	$19	$0
OPERATING EXPENSES				
Fuel, purchased power & interchange	1	0	1	0
Other operations and maintenance	4	0	4	0
Depreciation & amortization	5	0	5	0
Taxes other than income taxes	1	0	1	0
Total operating expenses	11	0	11	0
OPERATING INCOME	8	0	8	0
OTHER INCOME (DEDUCTIONS):				
Interest charges	(3)	0	(3)	0
Preferred stock dividends - FPL	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0
Equity in earnings of equity method investees	0	(5)	0	5
Other - net	0	0	0	0
Total other deductions - net	(3)	(5)	(3)	5
INCOME FROM OPERATIONS BEFORE INCOME TAXES	5	(5)	5	5
INCOME TAXES	2	0	0	2
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	3	(5)	5	3
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES				
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0
NET INCOME (LOSS)	3	(5)	5	3
RET. EARNINGS (DEF.) AT BEG. OF YEAR	0	0	0	0
DEDUCT:				
Dividends	0	0	0	0
Other	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$3	($5)	$5	$3

FPL ENERGY DELAWARE MOUNTAIN GP, LLC
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Delaware Mountain Consolidated	Elims	FPL Energy Delaware Mountain GP, LLC	FPL Energy Delaware Mountain LP, LLC	Delaware Mountain Wind Farm, LP
PROPERTY, PLANT AND EQUIPMENT					
Elec. utility plant in ser. & other property	$21	$0	$0	$0	$21
Nuclear fuel	0	0	0	0	0
Construction work in progress	0	0	0	0	0
Less accumulated depr. & amort.	(2)	0	0	0	(2)
Total prop., plant and eqpt. - net	19	0	0	0	19
CURRENT ASSETS					
Cash and cash equivalents	0	0	0	0	0
Customer receivables - net	1	0	0	0	1
Other receivables	0	0	0	0	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0
Other	0	0	0	0	0
Total current assets	1	0	0	0	1
OTHER ASSETS:					
Special use funds	0	0	0	0	0
Other investments	0	(18)	0	18	0
Other	0	0	0	0	0
Total other assets	0	(18)	0	18	0
TOTAL ASSETS	$20	($18)	$0	$18	$20
CAPITALIZATION					
Common shareholders' equity	$15	($18)	($3)	$18	$18
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0
Long-term debt	0	0	0	0	0
Total capitalization	15	(18)	(3)	18	18
CURRENT LIABILITIES					
Commercial paper	0	0	0	0	0
Note payable	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0
Accounts payable	0	0	0	0	0
Customers' deposits	0	0	0	0	0
Accrued interest and taxes	1	0	0	0	1
Deferred clause revenues	0	0	0	0	0
Other	0	0	0	0	0
Total current liabilities	1	0	0	0	1
OTHER LIABILITIES AND DEFERRED CREDITS					
Asset retirement obligations	0	0	0	0	0
Accumulated deferred income taxes	3	0	3	0	0
Storm and property insurance reserve	0	0	0	0	0
Other	1	0	0	0	1
Total other liab. & def. credits	4	0	3	0	1
COMMITMENTS AND CONTINGENCIES					
TOTAL CAPITALIZATION AND LIABILITIES	$20	($18)	$0	$18	$20

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	Delaware Mountain Consolidated	Elims	FPL Energy Delaware Mountain GP, LLC	FPL Energy Delaware Mountain LP, LLC	Delaware Mountain Wind Farm, LP
OPERATING REVENUES	$2	$0	$0	$0	$2
OPERATING EXPENSES					
Fuel, purchased power & interchange	0	0	0	0	0
Other operations and maintenance	1	0	0	0	1
Depreciation & amortization	1	0	0	0	1
Taxes other than income taxes	1	0	0	0	1
Total operating expenses	3	0	0	0	3
OPERATING INCOME	(1)	0	0	0	(1)
OTHER INCOME (DEDUCTIONS):					
Interest charges	0	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0
Equity in earnings of equity method investees	0	1	0	(1)	0
Other - net	0	0	0	0	0
Total other deductions - net	0	1	0	(1)	0
INCOME FROM OPERATIONS BEFORE INCOME TAXES	(1)	1	0	(1)	(1)
INCOME TAXES	(1)	0	(1)	0	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	0	1	1	(1)	(1)
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES					
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0	0
NET INCOME (LOSS)	0	1	1	(1)	(1)
RET. EARNINGS (DEF.) AT BEG. OF YEAR	0	1	1	(1)	(1)
DEDUCT:					
Dividends	0	0	0	0	0
Other	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$0	$2	$2	($2)	($2)

ESI DOSWELL GP, INC.
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Doswell Consolidated	Elims	Doswell Limited Partnership	ESI LP, Inc. (Doswell)	ESI Doswell GP, Inc.	Doswell I, Inc.
PROPERTY, PLANT AND EQUIPMENT						
Elec. utility plant in ser. & other property	$463	$0	$463	$0	$0	$0
Nuclear fuel	0	0	0	0	0	0
Construction work in progress	0	0	0	0	0	0
Less accumulated depr. & amort.	(142)	0	(142)	0	0	0
Total prop., plant and eqpt. - net	321	0	321	0	0	0
CURRENT ASSETS						
Cash and cash equivalents	6	0	6	0	0	0
Customer receivables - net	31	0	31	0	0	0
Other receivables	7	0	7	0	0	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	7	0	7	0	0	0
Deferred clause expenses	0	0	0	0	0	0
Other	1	0	1	0	0	0
Total current assets	52	0	52	0	0	0
OTHER ASSETS:						
Special use funds	0	0	0	0	0	0
Other investments	0	(24)	0	(6)	15	15
Other	9	0	9	0	0	0
Total other assets	9	(24)	9	(6)	15	15
TOTAL ASSETS	$382	($24)	$382	($6)	$15	$15
CAPITALIZATION						
Common shareholders' equity	($17)	($24)	$9	($6)	($11)	$15
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0	0
Long-term debt	309	0	309	0	0	0
Total capitalization	292	(24)	318	(6)	(11)	15
CURRENT LIABILITIES						
Commercial paper	0	0	0	0	0	0
Note payable	0	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0	0
Accounts payable	14	0	14	0	0	0
Customers' deposits	0	0	0	0	0	0
Accrued interest and taxes	0	0	0	0	0	0
Deferred clause revenues	0	0	0	0	0	0
Other	42	0	42	0	0	0
Total current liabilities	56	0	56	0	0	0
OTHER LIABILITIES AND DEFERRED CREDITS						
Asset retirement obligations	0	0	0	0	0	0
Accumulated deferred income taxes	26	0	0	0	26	0
Storm and property insurance reserve	0	0	0	0	0	0
Other	8	0	8	0	0	0
Total other liab. & def. credits	34	0	8	0	26	0
COMMITMENTS AND CONTINGENCIES						
TOTAL CAPITALIZATION AND LIABILITIES	$382	($24)	$382	($6)	$15	$15

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	Doswell Consolidated	Elims	Doswell Limited Partnership	ESI LP, Inc. (Doswell)	ESI Doswell GP, Inc.	Doswell I, Inc.
OPERATING REVENUES	$183	$0	$183	$0	$0	$0
OPERATING EXPENSES						
Fuel, purchased power & interchange	83	0	83	0	0	0
Other operations and maintenance	14	0	15	0	(1)	0
Depreciation & amortization	14	0	14	0	0	0
Taxes other than income taxes	1	0	1	0	0	0
Total operating expenses	112	0	113	0	(1)	0
OPERATING INCOME	71	0	70	0	1	0
OTHER INCOME (DEDUCTIONS):						
Interest charges	(29)	0	(29)	0	0	0
Preferred stock dividends - FPL	0	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0	0
Equity in earnings of equity method investees	0	(42)	0	41	1	0
Other - net	0	0	0	0	0	0
Total other deductions - net	(29)	(42)	(29)	41	1	0
INCOME FROM OPERATIONS BEFORE INCOME TAXES	42	(42)	41	41	2	0
INCOME TAXES	11	0	0	0	11	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	31	(42)	41	41	(9)	0
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES						
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0	0	0
NET INCOME (LOSS)	31	(42)	41	41	(9)	0
RET. EARNINGS (DEF.) AT BEG. OF YEAR	123	(104)	133	135	(12)	(29)
DEDUCT:						
Dividends	0	0	0	0	0	0
Other	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$154	($146)	$174	$176	($21)	($29)

FPL ENERGY FORNEY, INC.
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Forney Consolidated	Elims	FPL Energy Forney, Inc.	FPL Energy Forney, LLC	FPLE Forney, L.P.	FPLE Forney Pipeline, L.P.	MNM I LP, LLC	MNM I, L.P.
PROPERTY, PLANT AND EQUIPMENT								
Elec. utility plant in ser. & other property	$835	$0	$0	$0	$729	$0	$0	$106
Nuclear fuel	0	0	0	0	0	0	0	0
Construction work in progress	0	0	0	0	0	0	0	0
Less accumulated depr. & amort.	(15)	0	0	0	(13)	0	0	(2)
Total prop., plant and eqpt. - net	820	0	0	0	716	0	0	104
CURRENT ASSETS								
Cash and cash equivalents	13	0	0	0	13	0	0	0
Customer receivables - net	0	0	0	0	0	0	0	0
Other receivables	34	(2)	0	0	34	0	0	2
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0	0	0	0
Other	1	0	0	0	1	0	0	0
Total current assets	48	(2)	0	0	48	0	0	2
OTHER ASSETS:								
Special use funds	0	0	0	0	0	0	0	0
Other investments	0	(1,008)	8	789	106	0	105	0
Other	2	0	0	1	1	0	0	0
Total other assets	2	(1,008)	8	790	107	0	105	0
TOTAL ASSETS	$870	($1,010)	$8	$790	$871	$0	$105	$106
CAPITALIZATION								
Common shareholders' equity	$793	($1,008)	$3	$790	$797	$0	$105	$106
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0	0
Total capitalization	793	(1,008)	3	790	797	0	105	106
CURRENT LIABILITIES								
Commercial paper	0	0	0	0	0	0	0	0
Note payable	0	0	0	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0	0	0	0
Accounts payable	5	0	0	0	5	0	0	0
Customers' deposits	0	0	0	0	0	0	0	0
Accrued interest and taxes	5	0	0	0	5	0	0	0
Deferred clause revenues	0	0	0	0	0	0	0	0
Other	52	(2)	0	0	54	0	0	0
Total current liabilities	62	(2)	0	0	64	0	0	0
OTHER LIABILITIES AND DEFERRED CREDITS								
Asset retirement obligations	0	0	0	0	0	0	0	0
Accumulated deferred income taxes	5	0	5	0	0	0	0	0
Storm and property insurance reserve	0	0	0	0	0	0	0	0
Other	10	0	0	0	10	0	0	0
Total other liab. & def. credits	15	0	5	0	10	0	0	0
COMMITMENTS AND CONTINGENCIES								
TOTAL CAPITALIZATION AND LIABILITIES	$870	($1,010)	$8	$790	$871	$0	$105	$106

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	Forney Consolidated	Elims	FPL Energy Forney, Inc.	FPL Energy Forney, LLC	FPLE Forney, L.P.	FPLE Forney Pipeline, L.P.	MNM I LP, LLC	MNM I, L.P.
OPERATING REVENUES	$129	($1)	$1	$0	$129	$0	$0	$0
OPERATING EXPENSES								
Fuel, purchased power & interchange	91	0	0	0	91	0	0	0
Other operations and maintenance	19	(1)	0	0	22	0	0	(2)
Depreciation & amortization	14	0	0	0	12	0	0	2
Taxes other than income taxes	3	0	0	0	3	0	0	0
Total operating expenses	127	(1)	0	0	128	0	0	0
OPERATING INCOME	2	0	1	0	1	0	0	0
OTHER INCOME (DEDUCTIONS):								
Interest charges	0	0	0	0	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0	0	0	0
Equity in earnings of equity method investees	0	(1)	0	1	0	0	0	0
Other - net	0	0	0	0	0	0	0	0
Total other deductions - net	0	(1)	0	1	0	0	0	0
INCOME FROM OPERATIONS BEFORE INCOME TAXES	2	(1)	1	1	1	0	0	0
INCOME TAXES	1	0	1	0	0	0	0	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	1	(1)	0	1	1	0	0	0
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0	0	0	0	0
NET INCOME (LOSS)	1	(1)	0	1	1	0	0	0
RET. EARNINGS (DEF.) AT BEG. OF YEAR	(2)	3	2	(4)	(3)	0	0	0
DEDUCT:								
Dividends	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	($1)	$2	$2	($3)	($2)	$0	$0	$0

CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Gray County Wind Consolidated	Elims	Gray County Wind Energy, LLC	FPL Energy Gray County Wind, LLC
PROPERTY, PLANT AND EQUIPMENT				
Elec. utility plant in ser. & other property	$103	$0	$103	$0
Nuclear fuel	0	0	0	0
Construction work in progress	0	0	0	0
Less accumulated depr. & amort.	(12)	0	(12)	0
Total prop., plant and eqpt. - net	91	0	91	0
CURRENT ASSETS				
Cash and cash equivalents	0	0	0	0
Customer receivables - net	1	0	1	0
Other receivables	0	0	0	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0
Deferred clause expenses	0	0	0	0
Other	1	0	1	0
Total current assets	2	0	2	0
OTHER ASSETS:				
Special use funds	0	0	0	0
Other investments	0	(91)	0	91
Other	0	(1)	0	1
Total other assets	0	(92)	0	92
TOTAL ASSETS	$93	($92)	$93	$92
CAPITALIZATION				
Common shareholders' equity	$69	($91)	$91	$69
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0
Long-term debt	0	0	0	0
Total capitalization	69	(91)	91	69
CURRENT LIABILITIES				
Commercial paper	0	0	0	0
Note payable	0	0	0	0
Current maturities of long-term debt	0	0	0	0
Accounts payable	0	0	0	0
Customers' deposits	0	0	0	0
Accrued interest and taxes	0	0	0	0
Deferred clause revenues	0	0	0	0
Other	1	0	1	0
Total current liabilities	1	0	1	0
OTHER LIABILITIES AND DEFERRED CREDITS				
Asset retirement obligations	1	0	1	0
Accumulated deferred income taxes	22	(1)	0	23
Storm and property insurance reserve	0	0	0	0
Other	0	0	0	0
Total other liab. & def. credits	23	(1)	1	23
COMMITMENTS AND CONTINGENCIES				
TOTAL CAPITALIZATION AND LIABILITIES	$93	($92)	$93	$92

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	Gray County Wind Consolidated	Elims	Gray County Wind Energy, LLC	FPL Energy Gray County Wind, LLC
OPERATING REVENUES	$9	$0	$9	$0
OPERATING EXPENSES				
Fuel, purchased power & interchange	0	0	0	0
Other operations and maintenance	3	0	3	0
Depreciation & amortization	5	0	5	0
Taxes other than income taxes	0	0	0	0
Total operating expenses	8	0	8	0
OPERATING INCOME	1	0	1	0
OTHER INCOME (DEDUCTIONS):				
Interest charges	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0
Equity in earnings of equity method investees	0	(1)	0	1
Other - net	0	0	0	0
Total other deductions - net	0	(1)	0	1
INCOME FROM OPERATIONS BEFORE INCOME TAXES	1	(1)	1	1
INCOME TAXES	(4)	0	0	(4)
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	5	(1)	1	5
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES				
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0
NET INCOME (LOSS)	5	(1)	1	5
RET. EARNINGS (DEF.) AT BEG. OF YEAR	10	(3)	3	10
DEDUCT:				
Dividends	0	0	0	0
Other	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$15	($4)	$4	$15

FPL ENERGY INDIAN MESA GP, LLC
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Indian Mesa Consolidated	Elims	FPL Energy Indian Mesa GP, LLC	FPL Energy Indian Mesa LP, LLC	Indian Mesa Wind Farm L.P.
PROPERTY, PLANT AND EQUIPMENT					
Elec. utility plant in ser. & other property	$83	$0	$0	$0	$83
Nuclear fuel	0	0	0	0	0
Construction work in progress	0	0	0	0	0
Less accumulated depr. & amort.	(6)	0	0	0	(6)
Total prop., plant and eqpt. - net	77	0	0	0	77
CURRENT ASSETS					
Cash and cash equivalents	0	0	0	0	0
Customer receivables - net	1	0	0	0	1
Other receivables	0	0	0	0	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0
Other	1	0	0	0	1
Total current assets	2	0	0	0	2
OTHER ASSETS:					
Special use funds	0	0	0	0	0
Other investments	0	(75)	1	74	0
Other	2	0	0	0	2
Total other assets	2	(75)	1	74	2
TOTAL ASSETS	$81	($75)	$1	$74	$81
CAPITALIZATION					
Common shareholders' equity	$60	($75)	($14)	$74	$75
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0
Long-term debt	0	0	0	0	0
Total capitalization	60	(75)	(14)	74	75
CURRENT LIABILITIES					
Commercial paper	0	0	0	0	0
Note payable	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0
Accounts payable	0	0	0	0	0
Customers' deposits	0	0	0	0	0
Accrued interest and taxes	0	0	0	0	0
Deferred clause revenues	0	0	0	0	0
Other	0	0	0	0	0
Total current liabilities	0	0	0	0	0
OTHER LIABILITIES AND DEFERRED CREDITS					
Asset retirement obligations	1	0	0	0	1
Accumulated deferred income taxes	15	0	15	0	0
Storm and property insurance reserve	0	0	0	0	0
Other	5	0	0	0	5
Total other liab. & def. credits	21	0	15	0	6
COMMITMENTS AND CONTINGENCIES					
TOTAL CAPITALIZATION AND LIABILITIES	$81	($75)	$1	$74	$81

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	Indian Mesa Consolidated	Elims	FPL Energy Indian Mesa GP, LLC	FPL Energy Indian Mesa LP, LLC	Indian Mesa Wind Farm L.P.
OPERATING REVENUES	$7	$0	$0	$0	$7
OPERATING EXPENSES					
Fuel, purchased power & interchange	0	0	0	0	0
Other operations and maintenance	2	0	0	0	2
Depreciation & amortization	4	0	0	0	4
Taxes other than income taxes	1	0	0	0	1
Total operating expenses	7	0	0	0	7
OPERATING INCOME	0	0	0	0	0
OTHER INCOME (DEDUCTIONS):					
Interest charges	0	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0
Equity in earnings of equity method investees	0	1	0	(1)	0
Other - net	0	0	0	0	0
Total other deductions - net	0	1	0	(1)	0
INCOME FROM OPERATIONS BEFORE INCOME TAXES	0	1	0	(1)	0
INCOME TAXES	(2)	0	(2)	0	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	2	1	2	(1)	0
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES					
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0	0
NET INCOME (LOSS)	2	1	2	(1)	0
RET. EARNINGS (DEF.) AT BEG. OF YEAR	0	0	2	(1)	(1)
DEDUCT:					
Dividends	0	0	0	0	0
Other	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$2	$1	$4	($2)	($1)

HYPERION VIII, INC.
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	LSP VIII LP Consolidated	Elims	Harper Lake Company VIII	Hyperion VIII, Inc.
PROPERTY, PLANT AND EQUIPMENT				
Elec. utility plant in ser. & other property	$0	$0	$0	$0
Nuclear fuel	0	0	0	0
Construction work in progress	0	0	0	0
Less accumulated depr. & amort.	0	0	0	0
Total prop., plant and eqpt. - net	0	0	0	0
CURRENT ASSETS				
Cash and cash equivalents	0	0	0	0
Customer receivables - net	0	0	0	0
Other receivables	0	0	0	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0
Deferred clause expenses	0	0	0	0
Other	0	0	0	0
Total current assets	0	0	0	0
OTHER ASSETS:				
Special use funds	0	0	0	0
Other investments	6	4	0	2
Other	0	(1)	0	1
Total other assets	6	3	0	3
TOTAL ASSETS	$6	$3	$0	$3
CAPITALIZATION				
Common shareholders' equity	($14)	$4	$0	($18)
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0
Long-term debt	0	0	0	0
Total capitalization	(14)	4	0	(18)
CURRENT LIABILITIES				
Commercial paper	0	0	0	0
Note payable	0	0	0	0
Current maturities of long-term debt	0	0	0	0
Accounts payable	0	0	0	0
Customers' deposits	0	0	0	0
Accrued interest and taxes	0	0	0	0
Deferred clause revenues	0	0	0	0
Other	1	0	0	1
Total current liabilities	1	0	0	1
OTHER LIABILITIES AND DEFERRED CREDITS				
Asset retirement obligations	0	0	0	0
Accumulated deferred income taxes	19	(1)	0	20
Storm and property insurance reserve	0	0	0	0
Other	0	0	0	0
Total other liab. & def. credits	19	(1)	0	20
COMMITMENTS AND CONTINGENCIES				
TOTAL CAPITALIZATION AND LIABILITIES	$6	$3	$0	$3

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	LSP VIII LP Consolidated	Elims	Harper Lake Company VIII	Hyperion VIII, Inc.
OPERATING REVENUES	$1	$0	$1	$0
OPERATING EXPENSES				
Fuel, purchased power & interchange	0	0	0	0
Other operations and maintenance	0	0	0	0
Depreciation & amortization	0	0	0	0
Taxes other than income taxes	0	0	0	0
Total operating expenses	0	0	0	0
OPERATING INCOME	1	0	1	0
OTHER INCOME (DEDUCTIONS):				
Interest charges	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0
Equity in earnings of equity method investees	5	0	0	5
Other-net	0	0	0	0
Total other deductions - net	5	0	0	5
INCOME FROM OPERATIONS BEFORE INCOME TAXES	6	0	1	5
INCOME TAXES	1	0	0	1
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	5	0	1	4
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES				
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0
NET INCOME (LOSS)	5	0	1	4
RET. EARNINGS (DEF.) AT BEG. OF YEAR	11	0	3	8
DEDUCT:				
Dividends	0	0	0	0
Other	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$16	$0	$4	$12

HYPERION IX, INC.
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	LSP IX LP Consolidated	Elims	HLC IX Company	Hyperion IX, Inc.
PROPERTY, PLANT AND EQUIPMENT				
Elec. utility plant in ser. & other property	$0	$0	$0	$0
Nuclear fuel	0	0	0	0
Construction work in progress	0	0	0	0
Less accumulated depr. & amort.	0	0	0	0
Total prop., plant and eqpt. - net	0	0	0	0
CURRENT ASSETS				
Cash and cash equivalents	0	0	0	0
Customer receivables - net	0	0	0	0
Other receivables	0	0	0	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0
Deferred clause expenses	0	0	0	0
Other	0	0	0	0
Total current assets	0	0	0	0
OTHER ASSETS:				
Special use funds	0	0	0	0
Other investments	10	4	0	6
Other	0	(1)	0	1
Total other assets	10	3	0	7
TOTAL ASSETS	$10	$3	$0	$7
CAPITALIZATION				
Common shareholders' equity	($19)	$4	$0	($23)
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0
Long-term debt	0	0	0	0
Total capitalization	(19)	4	0	(23)
CURRENT LIABILITIES				
Commercial paper	0	0	0	0
Note payable	0	0	0	0
Current maturities of long-term debt	0	0	0	0
Accounts payable	0	0	0	0
Customers' deposits	0	0	0	0
Accrued interest and taxes	0	0	0	0
Deferred clause revenues	0	0	0	0
Other	2	0	0	2
Total current liabilities	2	0	0	2
OTHER LIABILITIES AND DEFERRED CREDITS				
Asset retirement obligations	0	0	0	0
Accumulated deferred income taxes	27	(1)	0	28
Storm and property insurance reserve	0	0	0	0
Other	0	0	0	0
Total other liab. & def. credits	27	(1)	0	28
COMMITMENTS AND CONTINGENCIES				
TOTAL CAPITALIZATION AND LIABILITIES	$10	$3	$0	$7

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	LSP IX LP Consolidated	Elims	HLC IX Company	Hyperion IX, Inc.
OPERATING REVENUES	$1	$0	$1	$0
OPERATING EXPENSES				
Fuel, purchased power & interchange	0	0	0	0
Other operations and maintenance	0	0	0	0
Depreciation & amortization	0	0	0	0
Taxes other than income taxes	0	0	0	0
Total operating expenses	0	0	0	0
OPERATING INCOME	1	0	1	0
OTHER INCOME (DEDUCTIONS):				
Interest charges	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0
Equity in earnings of equity method investees	5	0	0	5
Other - net	0	0	0	0
Total other deductions - net	5	0	0	5
INCOME FROM OPERATIONS BEFORE INCOME TAXES	6	0	1	5
INCOME TAXES	1	0	0	1
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	5	0	1	4
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES				
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0
NET INCOME (LOSS)	5	0	1	4
RET. EARNINGS (DEF.) AT BEG. OF YEAR	9	0	3	6
DEDUCT:				
Dividends	0	0	0	0
Other	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$14	$0	$4	$10

FPL ENERGY MH50 LP, LLC
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	MH50 Consolidated	Elims	FPL Energy MH50, L.P.	FPL Energy MH50 LP, LLC	FPL Energy MH50 GP, LLC
PROPERTY, PLANT AND EQUIPMENT					
Elec. utility plant in ser. & other property	$18	$0	$18	$0	$0
Nuclear fuel	0	0	0	0	0
Construction work in progress	0	0	0	0	0
Less accumulated depr. & amort.	(5)	0	(5)	0	0
Total prop., plant and eqpt. - net	13	0	13	0	0
CURRENT ASSETS					
Cash and cash equivalents	0	0	0	0	0
Customer receivables - net	0	0	0	0	0
Other receivables	0	0	0	0	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0
Other	0	0	0	0	0
Total current assets	0	0	0	0	0
OTHER ASSETS:					
Special use funds	0	0	0	0	0
Other investments	0	(13)	0	13	0
Other	0	0	0	0	0
Total other assets	0	(13)	0	13	0
TOTAL ASSETS	$13	($13)	$13	$13	$0
CAPITALIZATION					
Common shareholders' equity	$3	($13)	$13	$3	$0
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0
Long-term debt	9	0	0	9	0
Total capitalization	12	(13)	13	12	0
CURRENT LIABILITIES					
Commercial paper	0	0	0	0	0
Note payable	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0
Accounts payable	0	0	0	0	0
Customers' deposits	0	0	0	0	0
Accrued interest and taxes	0	0	0	0	0
Deferred clause revenues	0	0	0	0	0
Other	1	0	0	1	0
Total current liabilities	1	0	0	1	0
OTHER LIABILITIES AND DEFERRED CREDITS					
Asset retirement obligations	0	0	0	0	0
Accumulated deferred income taxes	0	0	0	0	0
Storm and property insurance reserve	0	0	0	0	0
Other	0	0	0	0	0
Total other liab. & def. credits	0	0	0	0	0
COMMITMENTS AND CONTINGENCIES					
TOTAL CAPITALIZATION AND LIABILITIES	$13	($13)	$13	$13	$0

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	MH50 Consolidated	Elims	FPL Energy MH50, L.P.	FPL Energy MH50 LP, LLC	FPL Energy MH50 GP, LLC
OPERATING REVENUES	$5	$0	$5	$0	$0
OPERATING EXPENSES					
Fuel, purchased power & interchange	4	0	4	0	0
Other operations and maintenance	2	0	2	0	0
Depreciation & amortization	1	0	1	0	0
Taxes other than income taxes	0	0	0	0	0
Total operating expenses	7	0	7	0	0
OPERATING INCOME	(2)	0	(2)	0	0
OTHER INCOME (DEDUCTIONS):					
Interest charges	(1)	0	0	(1)	0
Preferred stock dividends - FPL	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0
Equity in earnings of equity method investees	0	2	0	(2)	0
Other - net	0	0	0	0	0
Total other deductions - net	(1)	2	0	(3)	0
INCOME FROM OPERATIONS BEFORE INCOME TAXES	(3)	2	(2)	(3)	0
INCOME TAXES	(1)	0	0	0	(1)
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	(2)	2	(2)	(3)	1
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES					
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0	0
NET INCOME (LOSS)	(2)	2	(2)	(3)	1
RET. EARNINGS (DEF.) AT BEG. OF YEAR	(1)	(3)	3	(1)	0
DEDUCT:					
Dividends	0	0	0	0	0
Other	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	($3)	($1)	$1	($4)	$1

FPL ENERGY MARCUS HOOK LLC
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	MH700 Consolidated	Elims	FPL Energy Marcus Hook LLC	FPL Energy MH700, LLC	FPL Energy Marcus Hook, L.P.
PROPERTY, PLANT AND EQUIPMENT					
Elec. utility plant in ser. & other property	$0	$0	$0	$0	$0
Nuclear fuel	0	0	0	0	0
Construction work in progress	539	0	0	0	539
Less accumulated depr. & amort.	0	0	0	0	0
Total prop., plant and eqpt. - net	539	0	0	0	539
CURRENT ASSETS					
Cash and cash equivalents	0	0	0	0	0
Customer receivables - net	0	0	0	0	0
Other receivables	0	0	0	0	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0
Other	2	0	0	0	2
Total current assets	2	0	0	0	2
OTHER ASSETS:					
Special use funds	0	0	0	0	0
Other investments	0	(323)	322	1	0
Other	24	0	10	0	14
Total other assets	24	(323)	332	1	14
TOTAL ASSETS	$565	($323)	$332	$1	$555
CAPITALIZATION					
Common shareholders' equity	$332	($323)	$332	$1	$322
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0
Long-term debt	205	0	0	0	205
Total capitalization	537	(323)	332	1	527
CURRENT LIABILITIES					
Commercial paper	0	0	0	0	0
Note payable	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0
Accounts payable	0	0	0	0	0
Customers' deposits	0	0	0	0	0
Accrued interest and taxes	0	0	0	0	0
Deferred clause revenues	0	0	0	0	0
Other	28	0	0	0	28
Total current liabilities	28	0	0	0	28
OTHER LIABILITIES AND DEFERRED CREDITS					
Asset retirement obligations	0	0	0	0	0
Accumulated deferred income taxes	0	0	0	0	0
Storm and property insurance reserve	0	0	0	0	0
Other	0	0	0	0	0
Total other liab. & def. credits	0	0	0	0	0
COMMITMENTS AND CONTINGENCIES					
TOTAL CAPITALIZATION AND LIABILITIES	$565	($323)	$332	$1	$555

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	MH700 Consolidated	Elims	FPL Energy Marcus Hook LLC	FPL Energy MH700, LLC	FPL Energy Marcus Hook, L.P.
OPERATING REVENUES	$0	$0	$0	$0	$0
OPERATING EXPENSES					
Fuel, purchased power & interchange	0	0	0	0	0
Other operations and maintenance	1	0	0	0	1
Depreciation & amortization	0	0	0	0	0
Taxes other than income taxes	0	0	0	0	0
Total operating expenses	1	0	0	0	1
OPERATING INCOME	(1)	0	0	0	(1)
OTHER INCOME (DEDUCTIONS):					
Interest charges	(2)	0	0	0	(2)
Preferred stock dividends - FPL	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0
Equity in earnings of equity method investees	0	2	(2)	0	0
Other - net	0	0	0	0	0
Total other deductions - net	(2)	2	(2)	0	(2)
INCOME FROM OPERATIONS BEFORE INCOME TAXES	(3)	2	(2)	0	(3)
INCOME TAXES	(1)	0	(1)	0	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	(2)	2	(1)	0	(3)
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES					
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0	0
NET INCOME (LOSS)	(2)	2	(1)	0	(3)
RET. EARNINGS (DEF.) AT BEG. OF YEAR	(1)	0	(1)	0	0
DEDUCT:					
Dividends	0	0	0	0	0
Other	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	($3)	$2	($2)	$0	($3)

ESI MOJAVE LLC
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Mojave Consolidated	Elim	ESI Mojave LLC	ESI Mojave, Inc.
PROPERTY, PLANT AND EQUIPMENT				
Elec. utility plant in ser. & other property	$0	$0	$0	$0
Nuclear fuel	0	0	0	0
Construction work in progress	0	0	0	0
Less accumulated depr. & amort.	0	0	0	0
Total prop., plant and eqpt. - net	0	0	0	0
CURRENT ASSETS				
Cash and cash equivalents	0	0	0	0
Customer receivables - net	0	0	0	0
Other receivables	0	0	0	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0
Deferred clause expenses	0	0	0	0
Other	0	0	0	0
Total current assets	0	0	0	0
OTHER ASSETS:				
Special use funds	0	0	0	0
Other investments	8	0	8	0
Other	0	0	0	0
Total other assets	8	0	8	0
TOTAL ASSETS	$8	$0	$8	$0
CAPITALIZATION				
Common shareholders' equity	$8	$0	$8	$0
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0
Long-term debt	0	0	0	0
Total capitalization	8	0	8	0
CURRENT LIABILITIES				
Commercial paper	0	0	0	0
Note payable	0	0	0	0
Current maturities of long-term debt	0	0	0	0
Accounts payable	0	0	0	0
Customers' deposits	0	0	0	0
Accrued interest and taxes	0	0	0	0
Deferred clause revenues	0	0	0	0
Other	0	0	0	0
Total current liabilities	0	0	0	0
OTHER LIABILITIES AND DEFERRED CREDITS				
Asset retirement obligations	0	0	0	0
Accumulated deferred income taxes	0	0	0	0
Storm and property insurance reserve	0	0	0	0
Other	0	0	0	0
Total other liab. & def. credits	0	0	0	0
COMMITMENTS AND CONTINGENCIES				
TOTAL CAPITALIZATION AND LIABILITIES	$8	$0	$8	$0

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	Mojave Consolidated	Elim	ESI Mojave LLC	ESI Mojave, Inc.
OPERATING REVENUES	$1	$0	$1	$0
OPERATING EXPENSES				
Fuel, purchased power & interchange	0	0	0	0
Other operations and maintenance	1	0	1	0
Depreciation & amortization	0	0	0	0
Taxes other than income taxes	0	0	0	0
Total operating expenses	1	0	1	0
OPERATING INCOME	0	0	0	0
OTHER INCOME (DEDUCTIONS):				
Interest charges	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0
Equity in earnings of equity method investees	3	0	3	0
Other - net	0	0	0	0
Total other deductions - net	3	0	3	0
INCOME FROM OPERATIONS BEFORE INCOME TAXES	3	0	3	0
INCOME TAXES	0	0	0	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	3	0	3	0
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES				
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0
NET INCOME (LOSS)	3	0	3	0
RET. EARNINGS (DEF.) AT BEG. OF YEAR	19	0	19	0
DEDUCT:				
Dividends	0	0	0	0
Other	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$22	$0	$22	$0

FPL ENERGY NEW MEXICO WIND, LLC
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	New Mexico Consolidated	Elims	Pacific Power Investments, LLC	FPL Energy New Mexico Wind Holdings II, LLC	FPL Energy New Mexico Wind II, LLC	FPL Energy New Mexico Wind Financing, LLC	ESI NE Energy LP, Inc. (NM Wind)	FPL Energy New Mexico Wind, LLC
PROPERTY, PLANT AND EQUIPMENT								
Elec. utility plant in ser. & other property	$198	$0	$0	$0	$0	$0	$0	$198
Nuclear fuel	0	0	0	0	0	0	0	0
Construction work in progress	0	0	0	0	0	0	0	0
Less accumulated depr. & amort.	(3)	0	0	0	0	0	0	(3)
Total prop., plant and eqpt. - net	195	0	0	0	0	0	0	195
CURRENT ASSETS								
Cash and cash equivalents	1	0	0	0	0	0	0	1
Customer receivables - net	3	0	0	0	0	0	0	3
Other receivables	2	(8)	8	0	0	0	0	2
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
Total current assets	6	(8)	8	0	0	0	0	6
OTHER ASSETS:								
Special use funds	0	0	0	0	0	0	0	0
Other investments	0	(297)	177	(40)	(8)	(8)	(8)	184
Other	0	(1)	0	1	0	0	0	0
Total other assets	0	(298)	177	(39)	(8)	(8)	(8)	184
TOTAL ASSETS	$201	($306)	$185	($39)	($8)	($8)	($8)	$385
CAPITALIZATION								
Common shareholders' equity	($76)	($120)	$185	($77)	($40)	($8)	($8)	($8)
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0	0	0	0
Long-term debt	0	(177)	0	0	0	0	0	177
Total capitalization	(76)	(297)	185	(77)	(40)	(8)	(8)	169
CURRENT LIABILITIES								
Commercial paper	0	0	0	0	0	0	0	0
Note payable	0	0	0	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0	0	0	0
Accounts payable	1	0	0	0	0	0	0	1
Customers' deposits	0	0	0	0	0	0	0	0
Accrued interest and taxes	0	0	0	0	0	0	0	0
Deferred clause revenues	0	0	0	0	0	0	0	0
Other	239	(8)	0	0	32	0	0	215
Total current liabilities	240	(8)	0	0	32	0	0	216
OTHER LIABILITIES AND DEFERRED CREDITS								
Asset retirement obligations	0	0	0	0	0	0	0	0
Accumulated deferred income taxes	37	(1)	0	38	0	0	0	0
Storm and property insurance reserve	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
Total other liab. & def. credits	37	(1)	0	38	0	0	0	0
COMMITMENTS AND CONTINGENCIES								
TOTAL CAPITALIZATION AND LIABILITIES	$201	($306)	$185	($39)	($8)	($8)	($8)	$385

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	New Mexico Consolidated	Elims	Pacific Power Investments, LLC	FPL Energy New Mexico Wind Holdings II, LLC	FPL Energy New Mexico Wind II, LLC	FPL Energy New Mexico Wind Financing, LLC	ESI NE Energy LP, Inc. (NM Wind)	FPL Energy New Mexico Wind, LLC
OPERATING REVENUES	$5	$0	$0	$0	$0	$0	$0	$5
OPERATING EXPENSES								
Fuel, purchased power & interchange	0	0	0	0	0	0	0	0
Other operations and maintenance	1	0	0	0	0	0	0	1
Depreciation & amortization	3	0	0	0	0	0	0	3
Taxes other than income taxes	0	0	0	0	0	0	0	0
Total operating expenses	4	0	0	0	0	0	0	4
OPERATING INCOME	1	0	0	0	0	0	0	1
OTHER INCOME (DEDUCTIONS):								
Interest charges	(7)	4	0	0	0	0	0	(11)
Preferred stock dividends - FPL	0	0	0	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0	0	0	0
Equity in earnings of equity method investees	0	20	0	(6)	(6)	(6)	(6)	4
Other - net	0	(4)	4	0	0	0	0	0
Total other deductions - net	(7)	20	4	(6)	(6)	(6)	(6)	(7)
INCOME FROM OPERATIONS BEFORE INCOME TAXES	(6)	20	4	(6)	(6)	(6)	(6)	(6)
INCOME TAXES	(7)	0	0	(7)	0	0	0	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	1	20	4	1	(6)	(6)	(6)	(6)
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES								
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0	0	0	0	0
NET INCOME (LOSS)	1	20	4	1	(6)	(6)	(6)	(6)
RET. EARNINGS (DEF.) AT BEG. OF YEAR	0	0	0	0	0	0	0	0
DEDUCT:								
Dividends	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$1	$20	$4	$1	($6)	($6)	($6)	($6)

FPL ENERGY OKLAHOMA WIND, LLC
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Oklahoma Wind Consolidated	Elims	FPL Energy Oklahoma Wind Finance, LLC	FPL Energy Oklahoma Wind, LLC
PROPERTY, PLANT AND EQUIPMENT				
Elec. utility plant in ser. & other property	$59	$0	$0	$59
Nuclear fuel	0	0	0	0
Construction work in progress	0	0	0	0
Less accumulated depr. & amort.	(1)	0	0	(1)
Total prop., plant and eqpt. - net	58	0	0	58
CURRENT ASSETS				
Cash and cash equivalents	0	0	0	0
Customer receivables - net	0	0	0	0
Other receivables	0	(1)	1	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0
Deferred clause expenses	0	0	0	0
Other	0	0	0	0
Total current assets	0	(1)	1	0
OTHER ASSETS:				
Special use funds	0	0	0	0
Other investments	0	(115)	57	58
Other	0	0	0	0
Total other assets	0	(115)	57	58
TOTAL ASSETS	$58	($116)	$58	$116
CAPITALIZATION				
Common shareholders' equity	$53	($58)	$58	$53
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0
Long-term debt	0	(57)	0	57
Total capitalization	53	(115)	58	110
CURRENT LIABILITIES				
Commercial paper	0	0	0	0
Note payable	0	0	0	0
Current maturities of long-term debt	0	0	0	0
Accounts payable	0	0	0	0
Customers' deposits	0	0	0	0
Accrued interest and taxes	0	0	0	0
Deferred clause revenues	0	0	0	0
Other	5	(1)	0	6
Total current liabilities	5	(1)	0	6
OTHER LIABILITIES AND DEFERRED CREDITS				
Asset retirement obligations	0	0	0	0
Accumulated deferred income taxes	0	0	0	0
Storm and property insurance reserve	0	0	0	0
Other	0	0	0	0
Total other liab. & def. credits	0	0	0	0
COMMITMENTS AND CONTINGENCIES				
TOTAL CAPITALIZATION AND LIABILITIES	$58	($116)	$58	$116

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	Oklahoma Wind Consolidated	Elims	FPL Energy Oklahoma Wind Finance, LLC	FPL Energy Oklahoma Wind, LLC
OPERATING REVENUES	$1	$0	$0	$1
OPERATING EXPENSES				
Fuel, purchased power & interchange	0	0	0	0
Other operations and maintenance	0	0	0	0
Depreciation & amortization	1	0	0	1
Taxes other than income taxes	0	0	0	0
Total operating expenses	1	0	0	1
OPERATING INCOME	0	0	0	0
OTHER INCOME (DEDUCTIONS):				
Interest charges	0	1	0	(1)
Preferred stock dividends - FPL	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0
Equity in earnings of equity method investees	0	(1)	0	1
Other - net	0	(1)	1	0
Total other deductions - net	0	(1)	1	0
INCOME FROM OPERATIONS BEFORE INCOME TAXES	0	(1)	1	0
INCOME TAXES	0	0	0	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	0	(1)	1	0
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES				
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0
NET INCOME (LOSS)	0	(1)	1	0
RET. EARNINGS (DEF.) AT BEG. OF YEAR	0	0	0	0
DEDUCT:				
Dividends	0	0	0	0
Other	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$0	($1)	$1	$0

ESI ORMESA IE EQUITY, INC.
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Ormesa Consolidated	Elims	ESI Ormesa IE Equity, Inc.	ESI Ormesa Equity Holdings LLC
PROPERTY, PLANT AND EQUIPMENT				
Elec. utility plant in ser. & other property	$0	$0	$0	$0
Nuclear fuel	0	0	0	0
Construction work in progress	0	0	0	0
Less accumulated depr. & amort.	0	0	0	0
Total prop., plant and eqpt. - net	0	0	0	0
CURRENT ASSETS				
Cash and cash equivalents	0	0	0	0
Customer receivables - net	0	0	0	0
Other receivables	0	0	0	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0
Deferred clause expenses	0	0	0	0
Other	0	0	0	0
Total current assets	0	0	0	0
OTHER ASSETS:				
Special use funds	0	0	0	0
Other investments	0	0	0	0
Other	0	0	0	0
Total other assets	0	0	0	0
TOTAL ASSETS	$0	$0	$0	$0
CAPITALIZATION				
Common shareholders' equity	$0	$0	$0	$0
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0
Long-term debt	0	0	0	0
Total capitalization	0	0	0	0
CURRENT LIABILITIES				
Commercial paper	0	0	0	0
Note payable	0	0	0	0
Current maturities of long-term debt	0	0	0	0
Accounts payable	0	0	0	0
Customers' deposits	0	0	0	0
Accrued interest and taxes	0	0	0	0
Deferred clause revenues	0	0	0	0
Other	0	0	0	0
Total current liabilities	0	0	0	0
OTHER LIABILITIES AND DEFERRED CREDITS				
Asset retirement obligations	0	0	0	0
Accumulated deferred income taxes	0	0	0	0
Storm and property insurance reserve	0	0	0	0
Other	0	0	0	0
Total other liab. & def. credits	0	0	0	0
COMMITMENTS AND CONTINGENCIES				
TOTAL CAPITALIZATION AND LIABILITIES	$0	$0	$0	$0

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	Ormesa Consolidated	Elims	ESI Ormesa IE Equity, Inc.	ESI Ormesa Equity Holdings LLC
OPERATING REVENUES	$0	$0	$0	$0
OPERATING EXPENSES				
Fuel, purchased power & interchange	0	0	0	0
Other operations and maintenance	0	0	0	0
Depreciation & amortization	0	0	0	0
Taxes other than income taxes	0	0	0	0
Total operating expenses	0	0	0	0
OPERATING INCOME	0	0	0	0
OTHER INCOME (DEDUCTIONS):				
Interest charges	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0
Equity in earnings of equity method investees	0	0	0	0
Other - net	0	0	0	0
Total other deductions - net	0	0	0	0
INCOME FROM OPERATIONS BEFORE INCOME TAXES	0	0	0	0
INCOME TAXES	0	0	0	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	0	0	0	0
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES				
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0
NET INCOME (LOSS)	0	0	0	0
RET. EARNINGS (DEF.) AT BEG. OF YEAR	0	0	0	0
DEDUCT:				
Dividends	0	0	0	0
Other	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$0	$0	$0	$0

FPL ENERGY OPERATING SERVICES, INC.
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Operating Services Consolidated	Elims	Texas Wind Operating Services, LLC	FPL Energy Virginia Power Services, Inc.	FPL Energy CO2 Operations, Inc.	FPL Energy Operating Services, Inc.
PROPERTY, PLANT AND EQUIPMENT						
Elec. utility plant in ser. & other property	$0	$0	$0	$0	$0	$0
Nuclear fuel	0	0	0	0	0	0
Construction work in progress	0	0	0	0	0	0
Less accumulated depr. & amort.	0	0	0	0	0	0
Total prop., plant and eqpt. - net	0	0	0	0	0	0
CURRENT ASSETS						
Cash and cash equivalents	0	0	0	0	0	0
Customer receivables - net	0	0	0	0	0	0
Other receivables	4	0	0	0	0	4
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0	0
Other	0	0	0	0	0	0
Total current assets	4	0	0	0	0	4
OTHER ASSETS:						
Special use funds	0	0	0	0	0	0
Other investments	0	0	0	0	0	0
Other	1	(1)	0	1	0	1
Total other assets	1	(1)	0	1	0	1
TOTAL ASSETS	$5	($1)	$0	$1	$0	$5
CAPITALIZATION						
Common shareholders' equity	$3	$0	$0	$1	$0	$2
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0
Total capitalization	3	0	0	1	0	2
CURRENT LIABILITIES						
Commercial paper	0	0	0	0	0	0
Note payable	0	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0	0
Accounts payable	0	0	0	0	0	0
Customers' deposits	0	0	0	0	0	0
Accrued interest and taxes	0	0	0	0	0	0
Deferred clause revenues	0	0	0	0	0	0
Other	2	0	0	0	0	2
Total current liabilities	2	0	0	0	0	2
OTHER LIABILITIES AND DEFERRED CREDITS						
Asset retirement obligations	0	0	0	0	0	0
Accumulated deferred income taxes	0	(1)	0	0	0	1
Storm and property insurance reserve	0	0	0	0	0	0
Other	0	0	0	0	0	0
Total other liab. & def. credits	0	(1)	0	0	0	1
COMMITMENTS AND CONTINGENCIES						
TOTAL CAPITALIZATION AND LIABILITIES	$5	($1)	$0	$1	$0	$5

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	Operating Services Consolidated	Elims	Texas Wind Operating Services, LLC	FPL Energy Virginia Power Services, Inc.	FPL Energy CO2 Operations, Inc.	FPL Energy Operating Services, Inc.
OPERATING REVENUES	$8	$0	$0	$0	$0	$8
OPERATING EXPENSES						
Fuel, purchased power & interchange	0	0	0	0	0	0
Other operations and maintenance	(2)	0	0	0	0	(2)
Depreciation & amortization	0	0	0	0	0	0
Taxes other than income taxes	3	0	0	0	0	3
Total operating expenses	1	0	0	0	0	1
OPERATING INCOME	7	0	0	0	0	7
OTHER INCOME (DEDUCTIONS):						
Interest charges	0	0	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0	0
Equity in earnings of equity method investees	0	0	0	0	0	0
Other - net	0	0	0	0	0	0
Total other deductions - net	0	0	0	0	0	0
INCOME FROM OPERATIONS BEFORE INCOME TAXES	7	0	0	0	0	7
INCOME TAXES	2	0	0	0	0	2
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	5	0	0	0	0	5
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES						
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0	0	0
NET INCOME (LOSS)	5	0	0	0	0	5
RET. EARNINGS (DEF.) AT BEG. OF YEAR	16	0	0	1	0	15
DEDUCT:						
Dividends	0	0	0	0	0	0
Other	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$21	$0	$0	$1	$0	$20

FPL ENERGY PARIS
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Paris Consolidated	Elims	Lamar Power Partners, L.P.	INTEXCO I, LP	INTEXCO I LP, LLC	FPL Energy Paris GP, Inc.	FPL Energy Paris LP, LLC
PROPERTY, PLANT AND EQUIPMENT							
Elec. utility plant in ser. & other property	$452	$0	$308	$1	$143	$0	$0
Nuclear fuel	0	0	0	0	0	0	0
Construction work in progress	0	0	0	0	0	0	0
Less accumulated depr. & amort.	(50)	0	(34)	0	(16)	0	0
Total prop., plant and eqpt. - net	402	0	274	1	127	0	0
CURRENT ASSETS							
Cash and cash equivalents	3	0	3	0	0	0	0
Customer receivables - net	1	0	1	0	0	0	0
Other receivables	24	0	24	0	0	0	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	13	0	13	0	0	0	0
Deferred clause expenses	0	0	0	0	0	0	0
Other	1	0	1	0	0	0	0
Total current assets	42	0	42	0	0	0	0
OTHER ASSETS:							
Special use funds	0	0	0	0	0	0	0
Other investments	0	(548)	128	0	0	4	416
Other	0	0	0	0	0	0	0
Total other assets	0	(548)	128	0	0	4	416
TOTAL ASSETS	$444	($548)	$444	$1	$127	$4	$416
CAPITALIZATION							
Common shareholders' equity	$396	($548)	$415	$1	$127	($15)	$416
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0
Total capitalization	396	(548)	415	1	127	(15)	416
CURRENT LIABILITIES							
Commercial paper	0	0	0	0	0	0	0
Note payable	0	0	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0	0	0
Accounts payable	1	0	1	0	0	0	0
Customers' deposits	0	0	0	0	0	0	0
Accrued interest and taxes	4	0	4	0	0	0	0
Deferred clause revenues	0	0	0	0	0	0	0
Other	16	0	16	0	0	0	0
Total current liabilities	21	0	21	0	0	0	0
OTHER LIABILITIES AND DEFERRED CREDITS							
Asset retirement obligations	0	0	0	0	0	0	0
Accumulated deferred income taxes	19	0	0	0	0	19	0
Storm and property insurance reserve	0	0	0	0	0	0	0
Other	8	0	8	0	0	0	0
Total other liab. & def. credits	27	0	8	0	0	19	0
COMMITMENTS AND CONTINGENCIES							
TOTAL CAPITALIZATION AND LIABILITIES	$444	($548)	$444	$1	$127	$4	$416

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	Paris Consolidated	Elims	Lamar Power Partners, L.P.	INTEXCO I, LP	INTEXCO I LP, LLC	FPL Energy Paris GP, Inc.	FPL Energy Paris LP, LLC
OPERATING REVENUES	$191	$0	$191	$0	$0	$0	$0
OPERATING EXPENSES							
Fuel, purchased power & interchange	132	0	132	0	0	0	0
Other operations and maintenance	25	0	25	0	0	0	0
Depreciation & amortization	15	0	10	0	5	0	0
Taxes other than income taxes	4	0	4	0	0	0	0
Total operating expenses	176	0	171	0	5	0	0
OPERATING INCOME	15	0	20	0	(5)	0	0
OTHER INCOME (DEDUCTIONS):							
Interest charges	0	0	0	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0	0	0
Equity in earnings of equity method investees	0	(14)	0	0	0	0	14
Other - net	0	0	(5)	0	5	0	0
Total other deductions - net	0	(14)	(5)	0	5	0	14
INCOME FROM OPERATIONS BEFORE INCOME TAXES	15	(14)	15	0	0	0	14
INCOME TAXES	2	0	0	0	0	2	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	13	(14)	15	0	0	(2)	14
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES							
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0	0	0	0
NET INCOME (LOSS)	13	(14)	15	0	0	(2)	14
RET. EARNINGS (DEF.) AT BEG. OF YEAR	59	(101)	101	0	(2)	(14)	75
DEDUCT:							
Dividends	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$72	($115)	$116	$0	($2)	($16)	$89

FPL ENERGY PECOS WIND
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Pecos Wind Consolidated	Elims	FPL Energy Pecos Wind I, LP	FPL Energy Pecos Wind II, LP	FPL Energy Pecos Wind I GP, LLC	FPL Energy Pecos Wind I LP, LLC	FPL Energy Pecos Wind II GP, LLC	FPL Energy Pecos Wind II LP, LLC
PROPERTY, PLANT AND EQUIPMENT								
Elec. utility plant in ser. & other property	$150	$0	$75	$75	$0	$0	$0	$0
Nuclear fuel	0	0	0	0	0	0	0	0
Construction work in progress	0	0	0	0	0	0	0	0
Less accumulated depr. & amort.	(20)	0	(10)	(10)	0	0	0	0
Total prop., plant and eqpt. - net	130	0	65	65	0	0	0	0
CURRENT ASSETS								
Cash and cash equivalents	0	0	0	0	0	0	0	0
Customer receivables - net	1	0	1	0	0	0	0	0
Other receivables	0	0	0	0	0	0	0	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0	0	0	0
Other	1	0	1	0	0	0	0	0
Total current assets	2	0	2	0	0	0	0	0
OTHER ASSETS:								
Special use funds	0	0	0	0	0	0	0	0
Other investments	0	(130)	0	0	1	64	1	64
Other	0	0	0	0	0	0	0	0
Total other assets	0	(130)	0	0	1	64	1	64
TOTAL ASSETS	$132	($130)	$67	$65	$1	$64	$1	$64
CAPITALIZATION								
Common shareholders' equity	$95	($130)	$65	$65	$1	$29	$1	$64
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0	0
Total capitalization	95	(130)	65	65	1	29	1	64
CURRENT LIABILITIES								
Commercial paper	0	0	0	0	0	0	0	0
Note payable	0	0	0	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0	0	0	0
Accounts payable	0	0	0	0	0	0	0	0
Customers' deposits	0	0	0	0	0	0	0	0
Accrued interest and taxes	1	0	1	0	0	0	0	0
Deferred clause revenues	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
Total current liabilities	1	0	1	0	0	0	0	0
OTHER LIABILITIES AND DEFERRED CREDITS								
Asset retirement obligations	1	0	1	0	0	0	0	0
Accumulated deferred income taxes	35	0	0	0	0	35	0	0
Storm and property insurance reserve	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
Total other liab. & def. credits	36	0	1	0	0	35	0	0
COMMITMENTS AND CONTINGENCIES								
TOTAL CAPITALIZATION AND LIABILITIES	$132	($130)	$67	$65	$1	$64	$1	$64

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	Pecos Wind Consolidated	Elims	FPL Energy Pecos Wind I, LP	FPL Energy Pecos Wind II, LP	FPL Energy Pecos Wind I GP, LLC	FPL Energy Pecos Wind I LP, LLC	FPL Energy Pecos Wind II GP, LLC	FPL Energy Pecos Wind II LP, LLC
OPERATING REVENUES	$7	$0	$4	$3	$0	$0	$0	$0
OPERATING EXPENSES								
Fuel, purchased power & interchange	0	0	0	0	0	0	0	0
Other operations and maintenance	2	0	0	2	0	0	0	0
Depreciation & amortization	8	0	4	4	0	0	0	0
Taxes other than income taxes	2	0	2	0	0	0	0	0
Total operating expenses	12	0	6	6	0	0	0	0
OPERATING INCOME	(5)	0	(2)	(3)	0	0	0	0
OTHER INCOME (DEDUCTIONS):								
Interest charges	0	0	0	0	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0	0	0	0
Equity in earnings of equity method investees	0	5	0	0	0	(3)	0	(2)
Other - net	0	0	0	0	0	0	0	0
Total other deductions - net	0	5	0	0	0	(3)	0	(2)
INCOME FROM OPERATIONS BEFORE INCOME TAXES	(5)	5	(2)	(3)	0	(3)	0	(2)
INCOME TAXES	(3)	0	0	0	0	(3)	0	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	(2)	5	(2)	(3)	0	0	0	(2)
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES								
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0	0	0	0	0
NET INCOME (LOSS)	(2)	5	(2)	(3)	0	0	0	(2)
RET. EARNINGS (DEF.) AT BEG. OF YEAR	5	6	(3)	(3)	2	4	2	(3)
DEDUCT:								
Dividends	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$3	$11	($5)	($6)	$2	$4	$2	($5)

FPL ENERGY PENNSYLVANIA WIND, LLC
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Pennsylvania Wind Consolidated	Elims	FPL Energy Pennsylvania Wind, LLC	Pennsylvania Windfarms, Inc.	Somerset Windpower LLC	Mill Run Windpower LLC	Meyersdale Windpower LLC
PROPERTY, PLANT AND EQUIPMENT							
Elec. utility plant in ser. & other property	$73	$0	$0	$2	$7	$13	$51
Nuclear fuel	0	0	0	0	0	0	0
Construction work in progress	0	0	0	0	0	0	0
Less accumulated depr. & amort.	0	0	0	0	0	0	0
Total prop., plant and eqpt. - net	73	0	0	2	7	13	51
CURRENT ASSETS							
Cash and cash equivalents	0	0	0	0	0	0	0
Customer receivables - net	0	0	0	0	0	0	0
Other receivables	0	0	0	0	0	0	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0	0	0
Other	2	0	2	0	0	0	0
Total current assets	2	0	2	0	0	0	0
OTHER ASSETS:							
Special use funds	0	0	0	0	0	0	0
Other investments	0	(57)	57	0	0	0	0
Other	4	0	0	1	1	2	0
Total other assets	4	(57)	57	1	1	2	0
TOTAL ASSETS	$79	($57)	$59	$3	$8	$15	$51
CAPITALIZATION							
Common shareholders' equity	$45	($57)	$45	$2	$8	$14	$33
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0
Total capitalization	45	(57)	45	2	8	14	33
CURRENT LIABILITIES							
Commercial paper	0	0	0	0	0	0	0
Note payable	0	0	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0	0	0
Accounts payable	0	0	0	0	0	0	0
Customers' deposits	0	0	0	0	0	0	0
Accrued interest and taxes	0	0	0	0	0	0	0
Deferred clause revenues	0	0	0	0	0	0	0
Other	11	0	1	1	0	0	9
Total current liabilities	11	0	1	1	0	0	9
OTHER LIABILITIES AND DEFERRED CREDITS							
Asset retirement obligations	0	0	0	0	0	0	0
Accumulated deferred income taxes	11	0	11	0	0	0	0
Storm and property insurance reserve	0	0	0	0	0	0	0
Other	12	0	2	0	0	1	9
Total other liab. & def. credits	23	0	13	0	0	1	9
COMMITMENTS AND CONTINGENCIES							
TOTAL CAPITALIZATION AND LIABILITIES	$79	($57)	$59	$3	$8	$15	$51

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	Pennsylvania Wind Consolidated	Elims	FPL Energy Pennsylvania Wind, LLC	Pennsylvania Windfarms, Inc.	Somerset Windpower LLC	Mill Run Windpower LLC	Meyersdale Windpower LLC
OPERATING REVENUES	$4	$0	$0	$2	$1	$1	$0
OPERATING EXPENSES							
Fuel, purchased power & interchange	0	0	0	0	0	0	0
Other operations and maintenance	1	0	0	1	0	0	0
Depreciation & amortization	1	0	0	0	1	0	0
Taxes other than income taxes	0	0	0	0	0	0	0
Total operating expenses	2	0	0	1	1	0	0
OPERATING INCOME	2	0	0	1	0	1	0
OTHER INCOME (DEDUCTIONS):							
Interest charges	0	0	0	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0	0	0
Equity in earnings of equity method investees	0	(2)	2	0	0	0	0
Other - net	0	0	0	0	0	0	0
Total other deductions - net	0	(2)	2	0	0	0	0
INCOME FROM OPERATIONS BEFORE INCOME TAXES	2	(2)	2	1	0	1	0
INCOME TAXES	0	0	0	0	0	0	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	2	(2)	2	1	0	1	0
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES							
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0	0	0	0
NET INCOME (LOSS)	2	(2)	2	1	0	1	0
RET. EARNINGS (DEF.) AT BEG. OF YEAR	0	0	0	0	0	0	0
DEDUCT:							
Dividends	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$2	($2)	$2	$1	$0	$1	$0

POSDEF POWER COMPANY, L.P.
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

47

ASSETS	Posdef Consolidated	Elims	CH POSDEF, INC.	CH POSDEF LP, INC.	Acme POSDEF Partners, L.P.	POSDEF Power Company, L.P.
PROPERTY, PLANT AND EQUIPMENT						
Elec. utility plant in ser. & other property	$103	$0	$0	$0	$0	$103
Nuclear fuel	0	0	0	0	0	0
Construction work in progress	0	0	0	0	0	0
Less accumulated depr. & amort.	(92)	0	0	0	0	(92)
Total prop., plant and eqpt. - net	11	0	0	0	0	11
CURRENT ASSETS						
Cash and cash equivalents	1	0	0	0	0	1
Customer receivables - net	2	0	0	0	0	2
Other receivables	0	0	0	0	0	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	3	0	0	0	0	3
Deferred clause expenses	0	0	0	0	0	0
Other	0	0	0	0	0	0
Total current assets	6	0	0	0	0	6
OTHER ASSETS:						
Special use funds	0	0	0	0	0	0
Other investments	0	(1)	0	0	1	0
Other	3	0	0	3	0	0
Total other assets	3	(1)	0	3	1	0
TOTAL ASSETS	$20	($1)	$0	$3	$1	$17
CAPITALIZATION						
Common shareholders' equity	$3	($1)	$0	$3	$0	$1
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0
Total capitalization	3	(1)	0	3	0	1
CURRENT LIABILITIES						
Commercial paper	0	0	0	0	0	0
Note payable	0	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0	0
Accounts payable	0	0	0	0	0	0
Customers' deposits	0	0	0	0	0	0
Accrued interest and taxes	1	0	0	0	0	1
Deferred clause revenues	0	0	0	0	0	0
Other	2	0	0	0	0	2
Total current liabilities	3	0	0	0	0	3
OTHER LIABILITIES AND DEFERRED CREDITS						
Asset retirement obligations	0	0	0	0	0	0
Accumulated deferred income taxes	0	0	0	0	0	0
Storm and property insurance reserve	0	0	0	0	0	0
Other	14	0	0	0	1	13
Total other liab. & def. credits	14	0	0	0	1	13
COMMITMENTS AND CONTINGENCIES						
TOTAL CAPITALIZATION AND LIABILITIES	$20	($1)	$0	$3	$1	$17

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	Posdef Consolidated	Elims	CH POSDEF, INC.	CH POSDEF LP, INC.	Acme POSDEF Partners, L.P.	POSDEF Power Company, L.P.
OPERATING REVENUES	$31	$16	$0	($11)	$4	$22
OPERATING EXPENSES						
Fuel, purchased power & interchange	9	0	0	0	0	9
Other operations and maintenance	6	0	0	0	0	6
Depreciation & amortization	1	0	0	0	0	1
Taxes other than income taxes	0	0	0	0	0	0
Total operating expenses	16	0	0	0	0	16
OPERATING INCOME	15	16	0	(11)	4	6
OTHER INCOME (DEDUCTIONS):						
Interest charges	0	0	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0	0
Equity in earnings of equity method investees	0	(38)	0	26	12	0
Other - net	0	13	0	0	(2)	(11)
Total other deductions - net	0	(25)	0	26	10	(11)
INCOME FROM OPERATIONS BEFORE INCOME TAXES	15	(9)	0	15	14	(5)
INCOME TAXES	6	0	0	6	0	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	9	(9)	0	9	14	(5)
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES						
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0	0	0
NET INCOME (LOSS)	9	(9)	0	9	14	(5)
RET. EARNINGS (DEF.) AT BEG. OF YEAR	4	(30)	0	4	12	18
DEDUCT:						
Dividends	0	0	0	0	0	0
Other	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$13	($39)	$0	$13	$26	$13

FPLE RHODE ISLAND STATE ENERGY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Rhode Island Consolidated	Elims	FPLE Rhode Island State Energy GP, Inc.	FPLE Rhode Island State Energy LP, LLC	FPLE Rhode Island State Energy, L.P.	Rhode Island State Energy Statutory Trust 2000
PROPERTY, PLANT AND EQUIPMENT						
Elec. utility plant in ser. & other property	$355	$0	$0	$1	$0	$354
Nuclear fuel	0	0	0	0	0	0
Construction work in progress	0	0	0	0	0	0
Less accumulated depr. & amort.	(13)	0	0	0	0	(13)
Total prop., plant and eqpt. - net	342	0	0	1	0	341
CURRENT ASSETS						
Cash and cash equivalents	13	0	0	13	0	0
Customer receivables - net	0	0	0	0	0	0
Other receivables	14	0	0	12	0	2
Mat'ls., supplies & fossil fuel inv. - at avg. cost	9	0	0	1	0	8
Deferred clause expenses	0	0	0	0	0	0
Other	9	0	0	9	0	0
Total current assets	45	0	0	35	0	10
OTHER ASSETS:						
Special use funds	0	0	0	0	0	0
Other investments	0	(4)	0	0	4	0
Other	7	(1)	1	0	0	7
Total other assets	7	(5)	1	0	4	7
TOTAL ASSETS	$394	($5)	$1	$36	$4	$358
CAPITALIZATION						
Common shareholders' equity	($16)	($4)	($3)	$3	$4	($16)
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0	0
Long-term debt	346	0	0	0	0	346
Total capitalization	330	(4)	(3)	3	4	330
CURRENT LIABILITIES						
Commercial paper	0	0	0	0	0	0
Note payable	0	0	0	0	0	0
Current maturities of long-term debt	10	0	0	0	0	10
Accounts payable	2	0	0	2	0	0
Customers' deposits	0	0	0	0	0	0
Accrued interest and taxes	0	0	0	0	0	0
Deferred clause revenues	0	0	0	0	0	0
Other	21	0	0	23	0	(2)
Total current liabilities	33	0	0	25	0	8
OTHER LIABILITIES AND DEFERRED CREDITS						
Asset retirement obligations	0	0	0	0	0	0
Accumulated deferred income taxes	3	(1)	4	0	0	0
Storm and property insurance reserve	0	0	0	0	0	0
Other	28	0	0	8	0	20
Total other liab. & def. credits	31	(1)	4	8	0	20
COMMITMENTS AND CONTINGENCIES						
TOTAL CAPITALIZATION AND LIABILITIES	$394	($5)	$1	$36	$4	$358

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	Rhode Island Consolidated	Elims	FPLE Rhode Island State Energy GP, Inc.	FPLE Rhode Island State Energy LP, LLC	FPLE Rhode Island State Energy, L.P.	Rhode Island State Energy Statutory Trust 2000
OPERATING REVENUES	$105	$0	$0	$105	$0	$0
OPERATING EXPENSES						
Fuel, purchased power & interchange	69	0	0	69	0	0
Other operations and maintenance	16	0	0	16	0	0
Depreciation & amortization	6	0	0	0	0	6
Taxes other than income taxes	1	0	0	1	0	0
Total operating expenses	92	0	0	86	0	6
OPERATING INCOME	13	0	0	19	0	(6)
OTHER INCOME (DEDUCTIONS):						
Interest charges	(7)	0	0	0	0	(7)
Preferred stock dividends - FPL	0	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0	0
Equity in earnings of equity method investees	0	(3)	0	0	3	0
Other - net	(10)	0	0	(19)	0	9
Total other deductions - net	(17)	(3)	0	(19)	3	2
INCOME FROM OPERATIONS BEFORE INCOME TAXES	(4)	(3)	0	0	3	(4)
INCOME TAXES	(6)	0	(6)	0	0	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	2	(3)	6	0	3	(4)
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES						
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes benefit of $2	(3)	0	0	3	0	(6)
NET INCOME (LOSS)	(1)	(3)	6	3	3	(10)
RET. EARNINGS (DEF.) AT BEG. OF YEAR	(2)	(1)	(3)	1	1	0
DEDUCT:						
Dividends	0	0	0	0	0	0
Other	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	($3)	($4)	$3	$4	$4	($10)

FPL ENERGY ROCKAWAY PEAKING FACILITY, LLC
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Rockaway Consolidated	Elims	FPL Energy Rockaway Peaking Facilities, LLC	FPL Energy New York, LLC	Bayswater Peaking Facility, LLC	Jamaica Bay Peaking Facility, LLC
PROPERTY, PLANT AND EQUIPMENT						
Elec. utility plant in ser. & other property	$118	$0	$0	$0	$58	$60
Nuclear fuel	0	0	0	0	0	0
Construction work in progress	1	0	0	0	0	1
Less accumulated depr. & amort.	(5)	0	0	0	(4)	(1)
Total prop., plant and eqpt. - net	114	0	0	0	54	60
CURRENT ASSETS						
Cash and cash equivalents	1	0	0	0	1	0
Customer receivables - net	4	0	0	0	2	2
Other receivables	0	(1)	0	0	1	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	1	0	0	0	1	0
Deferred clause expenses	0	0	0	0	0	0
Other	3	0	3	0	0	0
Total current assets	9	(1)	3	0	5	2
OTHER ASSETS:						
Special use funds	0	0	0	0	0	0
Other investments	0	(119)	114	5	0	0
Other	3	0	3	0	0	0
Total other assets	3	(119)	117	5	0	0
TOTAL ASSETS	$126	($120)	$120	$5	$59	$62
CAPITALIZATION						
Common shareholders' equity	($11)	($4)	$5	($11)	$3	($4)
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0	0
Long-term debt	111	(115)	111	0	55	60
Total capitalization	100	(119)	116	(11)	58	56
CURRENT LIABILITIES						
Commercial paper	0	0	0	0	0	0
Note payable	0	0	0	0	0	0
Current maturities of long-term debt	4	0	4	0	0	0
Accounts payable	1	0	0	0	0	1
Customers' deposits	0	0	0	0	0	0
Accrued interest and taxes	0	0	0	0	0	0
Deferred clause revenues	0	0	0	0	0	0
Other	5	(1)	0	0	1	5
Total current liabilities	10	(1)	4	0	1	6
OTHER LIABILITIES AND DEFERRED CREDITS						
Asset retirement obligations	0	0	0	0	0	0
Accumulated deferred income taxes	16	0	0	16	0	0
Storm and property insurance reserve	0	0	0	0	0	0
Other	0	0	0	0	0	0
Total other liab. & def. credits	16	0	0	16	0	0
COMMITMENTS AND CONTINGENCIES						
TOTAL CAPITALIZATION AND LIABILITIES	$126	($120)	$120	$5	$59	$62

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	Rockaway Consolidated	Elims	FPL Energy Rockaway Peaking Facilities, LLC	FPL Energy New York, LLC	Bayswater Peaking Facility, LLC	Jamaica Bay Peaking Facility, LLC
OPERATING REVENUES	$19	$0	$0	$0	$13	$6
OPERATING EXPENSES						
Fuel, purchased power & interchange	0	0	0	0	0	0
Other operations and maintenance	3	0	0	0	2	1
Depreciation & amortization	4	0	0	0	3	1
Taxes other than income taxes	0	0	0	0	0	0
Total operating expenses	7	0	0	0	5	2
OPERATING INCOME	12	0	0	0	8	4
OTHER INCOME (DEDUCTIONS):						
Interest charges	(3)	3	(3)	0	(1)	(2)
Preferred stock dividends - FPL	0	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0	0
Equity in earnings of equity method investees	0	(13)	4	9	0	0
Other - net	0	(3)	3	0	0	0
Total other deductions - net	(3)	(13)	4	9	(1)	(2)
INCOME FROM OPERATIONS BEFORE INCOME TAXES	9	(13)	4	9	7	2
INCOME TAXES	4	0	0	4	0	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	5	(13)	4	5	7	2
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES						
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0	0	0
NET INCOME (LOSS)	5	(13)	4	5	7	2
RET. EARNINGS (DEF.) AT BEG. OF YEAR	2	(4)	0	2	4	0
DEDUCT:						
Dividends	0	0	0	0	0	0
Other	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$7	($17)	$4	$7	$11	$2

FPL ENERGY SEABROOK, LLC
CONSOLIDATING BALANACE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Seabrook Consolidated	Elims	FPL Energy Seabrook, LLC	FPL Energy Seabrook, LLC - Plant
PROPERTY, PLANT AND EQUIPMENT				
Elec. utility plant in ser. & other property	$724	$0	$0	$724
Nuclear fuel	83	0	0	83
Construction work in progress	35	0	0	35
Less accumulated depr. & amort.	(48)	0	0	(48)
Total prop., plant and eqpt. - net	794	0	0	794
CURRENT ASSETS				
Cash and cash equivalents	0	0	0	0
Customer receivables - net	0	0	0	0
Other receivables	59	0	1	58
Mat'ls., supplies & fossil fuel inv. - at avg. cost	46	0	0	46
Deferred clause expenses	0	0	0	0
Other	48	(3)	0	51
Total current assets	153	(3)	1	155
OTHER ASSETS:				
Special use funds	274	0	0	274
Other investments	0	(967)	967	0
Other	12	0	0	12
Total other assets	286	(967)	967	286
TOTAL ASSETS	$1,233	($970)	$968	$1,235
CAPITALIZATION				
Common shareholders' equity	$958	($967)	$937	$988
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0
Long-term debt	0	0	0	0
Total capitalization	958	(967)	937	988
CURRENT LIABILITIES				
Commercial paper	0	0	0	0
Note payable	0	0	0	0
Current maturities of long-term debt	0	0	0	0
Accounts payable	4	0	0	4
Customers' deposits	0	0	0	0
Accrued interest and taxes	0	0	0	0
Deferred clause revenues	0	0	0	0
Other	58	(3)	0	61
Total current liabilities	62	(3)	0	65
OTHER LIABILITIES AND DEFERRED CREDITS				
Asset retirement obligations	163	0	0	163
Accumulated deferred income taxes	31	0	31	0
Storm and property insurance reserve	0	0	0	0
Other	19	0	0	19
Total other liab. & def. credits	213	0	31	182
COMMITMENTS AND CONTINGENCIES				
TOTAL CAPITALIZATION AND LIABILITIES	$1,233	($970)	$968	$1,235

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	Seabrook Consolidated	Elims	FPL Energy Seabrook, LLC	FPL Energy Seabrook, LLC - Plant
OPERATING REVENUES	$294	($4)	$4	$294
OPERATING EXPENSES				
Fuel, purchased power & interchange	38	0	0	38
Other operations and maintenance	119	(4)	0	123
Depreciation & amortization	28	0	0	28
Taxes other than income taxes	18	0	0	18
Total operating expenses	203	(4)	0	207
OPERATING INCOME	91	0	4	87
OTHER INCOME (DEDUCTIONS):				
Interest charges	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0
Equity in earnings of equity method investees	0	(97)	97	0
Other - net	10	0	0	10
Total other deductions - net	10	(97)	97	10
INCOME FROM OPERATIONS BEFORE INCOME TAXES	101	(97)	101	97
INCOME TAXES	39	0	39	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	62	(97)	62	97
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0
NET INCOME (LOSS)	62	(97)	62	97
RET. EARNINGS (DEF.) AT BEG. OF YEAR	15	(23)	15	23
DEDUCT:				
Dividends	0	0	0	0
Other	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$77	($120)	$77	$120

FPL ENERGY SKY RIVER WIND, LLC
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Sky River Consolidated	Elims	FPL Energy Sky River Wind, LLC	ESI Sky River Limited Partnership	Sky River Partnership
PROPERTY, PLANT AND EQUIPMENT					
Elec. utility plant in ser. & other property	$74	$0	$0	$0	$74
Nuclear fuel	0	0	0	0	0
Construction work in progress	0	0	0	0	0
Less accumulated depr. & amort.	(42)	0	0	0	(42)
Total prop., plant and eqpt. - net	32	0	0	0	32
CURRENT ASSETS					
Cash and cash equivalents	0	0	0	0	0
Customer receivables - net	0	0	0	0	0
Other receivables	2	0	0	0	2
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0
Other	4	0	0	0	4
Total current assets	6	0	0	0	6
OTHER ASSETS:					
Special use funds	0	0	0	0	0
Other investments	0	(37)	27	10	0
Other	11	0	0	0	11
Total other assets	11	(37)	27	10	11
TOTAL ASSETS	$49	($37)	$27	$10	$49
CAPITALIZATION					
Common shareholders' equity	$36	($37)	$27	$10	$36
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0
Long-term debt	0	(5)	0	0	5
Total capitalization	36	(42)	27	10	41
CURRENT LIABILITIES					
Commercial paper	0	0	0	0	0
Note payable	6	5	0	0	1
Current maturities of long-term debt	0	0	0	0	0
Accounts payable	0	0	0	0	0
Customers' deposits	0	0	0	0	0
Accrued interest and taxes	0	0	0	0	0
Deferred clause revenues	0	0	0	0	0
Other	6	0	0	0	6
Total current liabilities	12	5	0	0	7
OTHER LIABILITIES AND DEFERRED CREDITS					
Asset retirement obligations	1	0	0	0	1
Accumulated deferred income taxes	0	0	0	0	0
Storm and property insurance reserve	0	0	0	0	0
Other	0	0	0	0	0
Total other liab. & def. credits	1	0	0	0	1
COMMITMENTS AND CONTINGENCIES					
TOTAL CAPITALIZATION AND LIABILITIES	$49	($37)	$27	$10	$49

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	Sky River Consolidated	Elims	FPL Energy Sky River Wind, LLC	ESI Sky River Limited Partnership	Sky River Partnership
OPERATING REVENUES	$3	$0	$0	$0	$3
OPERATING EXPENSES					
Fuel, purchased power & interchange	0	0	0	0	0
Other operations and maintenance	0	0	0	0	0
Depreciation & amortization	0	0	0	0	0
Taxes other than income taxes	0	0	0	0	0
Total operating expenses	0	0	0	0	0
OPERATING INCOME	3	0	0	0	3
OTHER INCOME (DEDUCTIONS):					
Interest charges	0	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0
Equity in earnings of equity method investees	0	(3)	0	3	0
Other - net	0	0	0	0	0
Total other deductions - net	0	(3)	0	3	0
INCOME FROM OPERATIONS BEFORE INCOME TAXES	3	(3)	0	3	3
INCOME TAXES	0	0	0	0	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	3	(3)	0	3	3
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES					
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0	0
NET INCOME (LOSS)	3	(3)	0	3	3
RET. EARNINGS (DEF.) AT BEG. OF YEAR	0	3	0	0	(3)
DEDUCT:					
Dividends	0	0	0	0	0
Other	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$3	$0	$0	$3	$0

FPL ENERGY UPTON WIND
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Upton Wind Consolidated	Elims	FPL Energy Upton Wind I, LP	FPL Energy Upton Wind II, LP	FPL Energy Upton Wind III, LP	FPL Energy Upton Wind IV, LP	FPL Energy Upton Wind I GP, LLC	FPL Energy Upton Wind I LP, LLC
PROPERTY, PLANT AND EQUIPMENT								
Elec. utility plant in ser. & other property	$288	$0	$82	$84	$81	$41	$0	$0
Nuclear fuel	0	0	0	0	0	0	0	0
Construction work in progress	0	0	0	0	0	0	0	0
Less accumulated depr. & amort.	(32)	0	(10)	(9)	(9)	(4)	0	0
Total prop., plant and eqpt. - net	256	0	72	75	72	37	0	0
CURRENT ASSETS								
Cash and cash equivalents	0	0	0	0	0	0	0	0
Customer receivables - net	4	0	4	0	0	0	0	0
Other receivables	1	0	0	1	0	0	0	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
Total current assets	5	0	4	1	0	0	0	0
OTHER ASSETS:								
Special use funds	0	0	0	0	0	0	0	0
Other investments	0	(261)	0	0	0	0	1	72
Other	6	0	2	1	2	1	0	0
Total other assets	6	(261)	2	1	2	1	1	72
TOTAL ASSETS	$267	($261)	$78	$77	$74	$38	$1	$72
CAPITALIZATION								
Common shareholders' equity	$190	($261)	$72	$77	$74	$38	$1	$1
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0	0
Total capitalization	190	(261)	72	77	74	38	1	1
CURRENT LIABILITIES								
Commercial paper	0	0	0	0	0	0	0	0
Note payable	0	0	0	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0	0	0	0
Accounts payable	0	0	0	0	0	0	0	0
Customers' deposits	0	0	0	0	0	0	0	0
Accrued interest and taxes	3	0	3	0	0	0	0	0
Deferred clause revenues	0	0	0	0	0	0	0	0
Other	2	0	2	0	0	0	0	0
Total current liabilities	5	0	5	0	0	0	0	0
OTHER LIABILITIES AND DEFERRED CREDITS								
Asset retirement obligations	1	0	1	0	0	0	0	0
Accumulated deferred income taxes	71	0	0	0	0	0	0	71
Storm and property insurance reserve	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
Total other liab. & def. credits	72	0	1	0	0	0	0	71
COMMITMENTS AND CONTINGENCIES								
TOTAL CAPITALIZATION AND LIABILITIES	$267	($261)	$78	$77	$74	$38	$1	$72

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	Upton Wind Consolidated	Elims	FPL Energy Upton Wind I, LP	FPL Energy Upton Wind II, LP	FPL Energy Upton Wind III, LP	FPL Energy Upton Wind IV, LP	FPL Energy Upton Wind I GP, LLC	FPL Energy Upton Wind I LP, LLC
OPERATING REVENUES	$19	$0	$8	$8	$2	$1	$0	$0
OPERATING EXPENSES								
Fuel, purchased power & interchange	0	0	0	0	0	0	0	0
Other operations and maintenance	5	0	0	2	2	1	0	0
Depreciation & amortization	15	0	4	5	4	2	0	0
Taxes other than income taxes	3	0	3	0	0	0	0	0
Total operating expenses	23	0	7	7	6	3	0	0
OPERATING INCOME	(4)	0	1	1	(4)	(2)	0	0
OTHER INCOME (DEDUCTIONS):								
Interest charges	0	0	0	0	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0	0	0	0
Equity in earnings of equity method investees	0	4	0	0	0	0	0	1
Other - net	0	0	0	0	0	0	0	0
Total other deductions - net	0	4	0	0	0	0	0	1
INCOME FROM OPERATIONS BEFORE INCOME TAXES	(4)	4	1	1	(4)	(2)	0	1
INCOME TAXES	(3)	0	0	0	0	0	0	(3)
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	(1)	4	1	1	(4)	(2)	0	4
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES								
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0	0	0	0	0
NET INCOME (LOSS)	(1)	4	1	1	(4)	(2)	0	4
RET. EARNINGS (DEF.) AT BEG. OF YEAR	3	11	(6)	(2)	(2)	(1)	1	5
DEDUCT:								
Dividends	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$2	$15	($5)	($1)	($6)	($3)	$1	$9

FPL ENERGY UPTON WIND
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	FPL Energy Upton Wind II GP, LLC	FPL Energy Upton Wind II LP, LLC	FPL Energy Upton Wind III GP, LLC	FPL Energy Upton Wind III LP, LLC	FPL Energy Upton Wind IV GP, LLC	FPL Energy Upton Wind IV LP, LLC
PROPERTY, PLANT AND EQUIPMENT						
Elec. utility plant in ser. & other property	$0	$0	$0	$0	$0	$0
Nuclear fuel	0	0	0	0	0	0
Construction work in progress	0	0	0	0	0	0
Less accumulated depr. & amort.	0	0	0	0	0	0
Total prop., plant and eqpt. - net	0	0	0	0	0	0
CURRENT ASSETS						
Cash and cash equivalents	0	0	0	0	0	0
Customer receivables - net	0	0	0	0	0	0
Other receivables	0	0	0	0	0	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0	0
Other	0	0	0	0	0	0
Total current assets	0	0	0	0	0	0
OTHER ASSETS:						
Special use funds	0	0	0	0	0	0
Other investments	1	76	1	73	0	37
Other	0	0	0	0	0	0
Total other assets	1	76	1	73	0	37
TOTAL ASSETS	$1	$76	$1	$73	$0	$37
CAPITALIZATION						
Common shareholders' equity	$1	$76	$1	$73	$0	$37
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0
Total capitalization	1	76	1	73	0	37
CURRENT LIABILITIES						
Commercial paper	0	0	0	0	0	0
Note payable	0	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0	0
Accounts payable	0	0	0	0	0	0
Customers' deposits	0	0	0	0	0	0
Accrued interest and taxes	0	0	0	0	0	0
Deferred clause revenues	0	0	0	0	0	0
Other	0	0	0	0	0	0
Total current liabilities	0	0	0	0	0	0
OTHER LIABILITIES AND DEFERRED CREDITS						
Asset retirement obligations	0	0	0	0	0	0
Accumulated deferred income taxes	0	0	0	0	0	0
Storm and property insurance reserve	0	0	0	0	0	0
Other	0	0	0	0	0	0
Total other liab. & def. credits	0	0	0	0	0	0
COMMITMENTS AND CONTINGENCIES						
TOTAL CAPITALIZATION AND LIABILITIES	$1	$76	$1	$73	$0	$37

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	FPL Energy Upton Wind II GP, LLC	FPL Energy Upton Wind II LP, LLC	FPL Energy Upton Wind III GP, LLC	FPL Energy Upton Wind III LP, LLC	FPL Energy Upton Wind IV GP, LLC	FPL Energy Upton Wind IV LP, LLC
OPERATING REVENUES	$0	$0	$0	$0	$0	$0
OPERATING EXPENSES						
Fuel, purchased power & interchange	0	0	0	0	0	0
Other operations and maintenance	0	0	0	0	0	0
Depreciation & amortization	0	0	0	0	0	0
Taxes other than income taxes	0	0	0	0	0	0
Total operating expenses	0	0	0	0	0	0
OPERATING INCOME	0	0	0	0	0	0
OTHER INCOME (DEDUCTIONS):						
Interest charges	0	0	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0	0
Equity in earnings of equity method investees	0	1	0	(4)	0	(2)
Other - net	0	0	0	0	0	0
Total other deductions - net	0	1	0	(4)	0	(2)
INCOME FROM OPERATIONS BEFORE INCOME TAXES	0	1	0	(4)	0	(2)
INCOME TAXES	0	0	0	0	0	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	0	1	0	(4)	0	(2)
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES						
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0	0	0
NET INCOME (LOSS)	0	1	0	(4)	0	(2)
RET. EARNINGS (DEF.) AT BEG. OF YEAR	1	(2)	1	(2)	0	(1)
DEDUCT:						
Dividends	0	0	0	0	0	0
Other	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$1	($1)	$1	($6)	$0	($3)

ESI VANSYCLE PARTNERS, L.P.
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Vansycle Consolidated	Elims	ESI Vansycle Partners, L.P.	ESI Vansycle GP, Inc.	ESI Vansycle LP, Inc.
PROPERTY, PLANT AND EQUIPMENT					
Elec. utility plant in ser. & other property	$28	$0	$0	$0	$28
Nuclear fuel	0	0	0	0	0
Construction work in progress	0	0	0	0	0
Less accumulated depr. & amort.	(7)	0	0	0	(7)
Total prop., plant and eqpt. - net	21	0	0	0	21
CURRENT ASSETS					
Cash and cash equivalents	0	0	0	0	0
Customer receivables - net	1	0	0	0	1
Other receivables	0	0	0	0	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0
Other	0	0	0	0	0
Total current assets	1	0	0	0	1
OTHER ASSETS:					
Special use funds	0	0	0	0	0
Other investments	0	(22)	22	0	0
Other	0	0	0	0	0
Total other assets	0	(22)	22	0	0
TOTAL ASSETS	$22	($22)	$22	$0	$22
CAPITALIZATION					
Common shareholders' equity	$14	($22)	$14	$0	$22
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0
Long-term debt	0	0	0	0	0
Total capitalization	14	(22)	14	0	22
CURRENT LIABILITIES					
Commercial paper	0	0	0	0	0
Note payable	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0
Accounts payable	0	0	0	0	0
Customers' deposits	0	0	0	0	0
Accrued interest and taxes	0	0	0	0	0
Deferred clause revenues	0	0	0	0	0
Other	0	0	0	0	0
Total current liabilities	0	0	0	0	0
OTHER LIABILITIES AND DEFERRED CREDITS					
Asset retirement obligations	0	0	0	0	0
Accumulated deferred income taxes	8	0	8	0	0
Storm and property insurance reserve	0	0	0	0	0
Other	0	0	0	0	0
Total other liab. & def. credits	8	0	8	0	0
COMMITMENTS AND CONTINGENCIES					
TOTAL CAPITALIZATION AND LIABILITIES	$22	($22)	$22	$0	$22

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	Vansycle Consolidated	Elims	ESI Vansycle Partners, L.P.	ESI Vansycle GP, Inc.	ESI Vansycle LP, Inc.
OPERATING REVENUES	$4	$0	$4	$0	$0
OPERATING EXPENSES					
Fuel, purchased power & interchange	0	0	0	0	0
Other operations and maintenance	1	0	1	0	0
Depreciation & amortization	2	0	2	0	0
Taxes other than income taxes	0	0	0	0	0
Total operating expenses	3	0	3	0	0
OPERATING INCOME	1	0	1	0	0
OTHER INCOME (DEDUCTIONS):					
Interest charges	0	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0
Equity in earnings of equity method investees	0	(1)	0	0	1
Other - net	0	0	0	0	0
Total other deductions - net	0	(1)	0	0	1
INCOME FROM OPERATIONS BEFORE INCOME TAXES	1	(1)	1	0	1
INCOME TAXES	(1)	0	0	0	(1)
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	2	(1)	1	0	2
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES					
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0	0
NET INCOME (LOSS)	2	(1)	1	0	2
RET. EARNINGS (DEF.) AT BEG. OF YEAR	8	(6)	6	0	8
DEDUCT:					
Dividends	0	0	0	0	0
Other	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$10	($7)	$7	$0	$10

ESI VICTORY, INC.
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Victory Gardens Consolidated	Elims	FPL Energy VG Wind, LLC	ESI VG Limited Partnership	Victory Garden Phase IV Partnership
PROPERTY, PLANT AND EQUIPMENT					
Elec. utility plant in ser. & other property	$13	$0	$0	$0	$13
Nuclear fuel	0	0	0	0	0
Construction work in progress	0	0	0	0	0
Less accumulated depr. & amort.	(10)	0	0	0	(10)
Total prop., plant and eqpt. - net	3	0	0	0	3
CURRENT ASSETS					
Cash and cash equivalents	1	0	0	0	1
Customer receivables - net	0	0	0	0	0
Other receivables	3	0	0	2	1
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0
Other	0	0	0	0	0
Total current assets	4	0	0	2	2
OTHER ASSETS:					
Special use funds	0	0	0	0	0
Other investments	0	(7)	7	0	0
Other	2	0	0	0	2
Total other assets	2	(7)	7	0	2
TOTAL ASSETS	$9	($7)	$7	$2	$7
CAPITALIZATION					
Common shareholders' equity	$8	($7)	$7	$2	$6
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0
Long-term debt	0	0	0	0	0
Total capitalization	8	(7)	7	2	6
CURRENT LIABILITIES					
Commercial paper	0	0	0	0	0
Note payable	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0
Accounts payable	0	0	0	0	0
Customers' deposits	0	0	0	0	0
Accrued interest and taxes	0	0	0	0	0
Deferred clause revenues	0	0	0	0	0
Other	1	0	0	0	1
Total current liabilities	1	0	0	0	1
OTHER LIABILITIES AND DEFERRED CREDITS					
Asset retirement obligations	0	0	0	0	0
Accumulated deferred income taxes	0	0	0	0	0
Storm and property insurance reserve	0	0	0	0	0
Other	0	0	0	0	0
Total other liab. & def. credits	0	0	0	0	0
COMMITMENTS AND CONTINGENCIES					
TOTAL CAPITALIZATION AND LIABILITIES	$9	($7)	$7	$2	$7

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	Victory Gardens Consolidated	Elims	FPL Energy VG Wind, LLC	ESI VG Limited Partnership	Victory Garden Phase IV Partnership
OPERATING REVENUES	$1	$0	$0	$0	$1
OPERATING EXPENSES					
Fuel, purchased power & interchange	0	0	0	0	0
Other operations and maintenance	0	0	0	0	0
Depreciation & amortization	0	0	0	0	0
Taxes other than income taxes	0	0	0	0	0
Total operating expenses	0	0	0	0	0
OPERATING INCOME	1	0	0	0	1
OTHER INCOME (DEDUCTIONS):					
Interest charges	0	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0
Equity in earnings of equity method investees	0	(2)	1	1	0
Other - net	0	0	0	0	0
Total other deductions - net	0	(2)	1	1	0
INCOME FROM OPERATIONS BEFORE INCOME TAXES	1	(2)	1	1	1
INCOME TAXES	0	0	0	0	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	1	(2)	1	1	1
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES					
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0	0
NET INCOME (LOSS)	1	(2)	1	1	1
RET. EARNINGS (DEF.) AT BEG. OF YEAR	0	1	0	0	(1)
DEDUCT:					
Dividends	0	0	0	0	0
Other	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$1	($1)	$1	$1	$0

FPL ENERGY WAYMART GP, LLC
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Waymart Consolidated	Elims	FPL Energy Waymart GP, LLC	FPL Energy Waymart LP, LLC	Waymart Wind Farm L.P.
PROPERTY, PLANT AND EQUIPMENT					
Elec. utility plant in ser. & other property	$90	$0	$0	$0	$90
Nuclear fuel	0	0	0	0	0
Construction work in progress	0	0	0	0	0
Less accumulated depr. & amort.	(1)	0	0	0	(1)
Total prop., plant and eqpt. - net	89	0	0	0	89
CURRENT ASSETS					
Cash and cash equivalents	0	0	0	0	0
Customer receivables - net	1	0	0	0	1
Other receivables	1	0	0	0	1
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0
Other	0	0	0	0	0
Total current assets	2	0	0	0	2
OTHER ASSETS:					
Special use funds	0	0	0	0	0
Other investments	0	(82)	12	70	0
Other	(2)	0	0	(5)	3
Total other assets	(2)	(82)	12	65	3
TOTAL ASSETS	$89	($82)	$12	$65	$94
CAPITALIZATION					
Common shareholders' equity	$57	($82)	($5)	$62	$82
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0
Long-term debt	0	0	0	0	0
Total capitalization	57	(82)	(5)	62	82
CURRENT LIABILITIES					
Commercial paper	0	0	0	0	0
Note payable	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0
Accounts payable	0	0	0	0	0
Customers' deposits	0	0	0	0	0
Accrued interest and taxes	0	0	0	0	0
Deferred clause revenues	0	0	0	0	0
Other	11	0	0	3	8
Total current liabilities	11	0	0	3	8
OTHER LIABILITIES AND DEFERRED CREDITS					
Asset retirement obligations	0	0	0	0	0
Accumulated deferred income taxes	17	0	17	0	0
Storm and property insurance reserve	0	0	0	0	0
Other	4	0	0	0	4
Total other liab. & def. credits	21	0	17	0	4
COMMITMENTS AND CONTINGENCIES					
TOTAL CAPITALIZATION AND LIABILITIES	$89	($82)	$12	$65	$94

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	Waymart Consolidated	Elims	FPL Energy Waymart GP, LLC	FPL Energy Waymart LP, LLC	Waymart Wind Farm L.P.
OPERATING REVENUES	$2	$0	$0	$0	$2
OPERATING EXPENSES					
Fuel, purchased power & interchange	0	0	0	0	0
Other operations and maintenance	1	0	0	0	1
Depreciation & amortization	1	0	0	0	1
Taxes other than income taxes	0	0	0	0	0
Total operating expenses	2	0	0	0	2
OPERATING INCOME	0	0	0	0	0
OTHER INCOME (DEDUCTIONS):					
Interest charges	0	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0
Equity in earnings of equity method investees	0	0	0	0	0
Other - net	0	0	0	0	0
Total other deductions - net	0	0	0	0	0
INCOME FROM OPERATIONS BEFORE INCOME TAXES	0	0	0	0	0
INCOME TAXES	(1)	0	(1)	0	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	1	0	1	0	0
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES					
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0	0
NET INCOME (LOSS)	1	0	1	0	0
RET. EARNINGS (DEF.) AT BEG. OF YEAR	0	0	0	0	0
DEDUCT:					
Dividends	0	0	0	0	0
Other	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$1	$0	$1	$0	$0

FPL ENERGY, LLC AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	FPL Energy, LLC Consolidated	Elims	FPL Energy, LLC	FPL Energy Power Marketing, Inc.	BAC Investment Corp.	Square Lake Holdings, Inc.	FPL Energy Project Management, Inc.	Blythe Project Management, LLC
PROPERTY, PLANT AND EQUIPMENT								
Elec. utility plant in ser. & other property	$591	$0	$206	$3	$0	$0	$1	$0
Nuclear fuel	0	0	0	0	0	0	0	0
Construction work in progress	43	0	40	0	0	0	0	0
Less accumulated depr. & amort.	(66)	0	(11)	(1)	0	0	(1)	0
Total prop., plant and eqpt. - net	568	0	235	2	0	0	0	0
CURRENT ASSETS								
Cash and cash equivalents	0	0	0	2	0	0	0	0
Customer receivables - net	113	0	(5)	117	0	0	0	0
Other receivables	123	197	(192)	66	5	15	1	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	5	0	0	0	0	0	0	0
Deferred clause expenses	0	0	0	0	0	0	0	0
Other	62	0	1	56	0	0	0	0
Total current assets	303	197	(196)	241	5	15	1	0
OTHER ASSETS:								
Special use funds	0	0	0	0	0	0	0	0
Other investments	4,194	(916)	4,757	0	75	272	0	0
Other	113	(26)	4	30	0	0	0	0
Total other assets	4,307	(942)	4,761	30	75	272	0	0
TOTAL ASSETS	$5,178	($745)	$4,800	$273	$80	$287	$1	$0
CAPITALIZATION								
Common shareholders' equity	$4,611	($916)	$4,750	($44)	$80	$287	($1)	$0
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0	0
Total capitalization	4,611	(916)	4,750	(44)	80	287	(1)	0
CURRENT LIABILITIES								
Commercial paper	0	0	0	0	0	0	0	0
Note payable	0	0	0	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0	0	0	0
Accounts payable	70	0	1	66	0	0	0	0
Customers' deposits	10	0	0	10	0	0	0	0
Accrued interest and taxes	234	234	0	0	0	0	0	0
Deferred clause revenues	0	0	0	0	0	0	0	0
Other	223	(37)	34	207	0	0	2	0
Total current liabilities	537	197	35	283	0	0	2	0
OTHER LIABILITIES AND DEFERRED CREDITS								
Asset retirement obligations	5	0	0	0	0	0	0	0
Accumulated deferred income taxes	0	(24)	15	9	0	0	0	0
Storm and property insurance reserve	0	0	0	0	0	0	0	0
Other	25	(2)	0	25	0	0	0	0
Total other liab. & def. credits	30	(26)	15	34	0	0	0	0
COMMITMENTS AND CONTINGENCIES								
TOTAL CAPITALIZATION AND LIABILITIES	$5,178	($745)	$4,800	$273	$80	$287	$1	$0

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	FPL Energy, LLC Consolidated	Elims	FPL Energy, LLC	FPL Energy Power Marketing, Inc.	BAC Investment Corp.	Square Lake Holdings, Inc.	FPL Energy Project Management, Inc.	Blythe Project Management, LLC
OPERATING REVENUES	($815)	($968)	$0	$24	$0	$0	$0	$0
OPERATING EXPENSES								
Fuel, purchased power & interchange	(916)	(968)	0	1	0	0	0	0
Other operations and maintenance	92	0	48	18	0	0	4	0
Depreciation & amortization	19	0	6	1	0	0	0	0
Taxes other than income taxes	15	0	2	1	0	0	1	0
Total operating expenses	(790)	(968)	56	21	0	0	5	0
OPERATING INCOME	(25)	0	(56)	3	0	0	(5)	0
OTHER INCOME (DEDUCTIONS):								
Interest charges	(62)	0	(62)	0	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0	0	0	0
Equity in earnings of equity method investees	1	0	0	0	0	0	0	0
Other - net	35	(2)	12	0	5	12	0	0
Total other deductions - net	(26)	(2)	(50)	0	5	12	0	0
INCOME FROM OPERATIONS BEFORE INCOME TAXES	(51)	(2)	(106)	3	5	12	(5)	0
INCOME TAXES	(24)	0	(46)	2	1	5	(1)	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	(27)	(2)	(60)	1	4	7	(4)	0
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES								
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0	0	0	0	0
NET INCOME (LOSS)	(27)	(2)	(60)	1	4	7	(4)	0
RET. EARNINGS (DEF.) AT BEG. OF YEAR	(493)	0	(321)	(28)	18	(1)	(12)	0
DEDUCT:								
Dividends	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	($520)	($2)	($381)	($27)	$22	$6	($16)	$0

FPL ENERGY, LLC AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Maine Final Consolidated
PROPERTY, PLANT AND EQUIPMENT	
Elec. utility plant in ser. & other property	$381
Nuclear fuel	0
Construction work in progress	3
Less accumulated depr. & amort.	(53)
Total prop., plant and eqpt. - net	331
CURRENT ASSETS	
Cash and cash equivalents	(2)
Customer receivables - net	1
Other receivables	31
Mat'ls., supplies & fossil fuel inv. - at avg. cost	5
Deferred clause expenses	0
Other	5
Total current assets	40
OTHER ASSETS:	
Special use funds	0
Other investments	6
Other	105
Total other assets	111
TOTAL ASSETS	$482
CAPITALIZATION	
Common shareholders' equity	$455
Pref. stk. of FPL w/o sinking fund require.	0
Long-term debt	0
Total capitalization	455
CURRENT LIABILITIES	
Commercial paper	0
Note payable	0
Current maturities of long-term debt	0
Accounts payable	3
Customers' deposits	0
Accrued interest and taxes	0
Deferred clause revenues	0
Other	17
Total current liabilities	20
OTHER LIABILITIES AND DEFERRED CREDITS	
Asset retirement obligations	5
Accumulated deferred income taxes	0
Storm and property insurance reserve	0
Other	2
Total other liab. & def. credits	7
COMMITMENTS AND CONTINGENCIES	
TOTAL CAPITALIZATION AND LIABILITIES	$482

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	Maine Final Consolidated
OPERATING REVENUES	$129
OPERATING EXPENSES	
Fuel, purchased power & interchange	51
Other operations and maintenance	22
Depreciation & amortization	12
Taxes other than income taxes	11
Total operating expenses	96
OPERATING INCOME	33
OTHER INCOME (DEDUCTIONS):	
Interest charges	0
Preferred stock dividends - FPL	0
Loss on redemption of preferred stock - FPL	0
Equity in earnings of equity method investees	1
Other - net	8
Total other deductions - net	9
INCOME FROM OPERATIONS BEFORE INCOME TAXES	42
INCOME TAXES	15
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	27
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0
NET INCOME (LOSS)	27
RET. EARNINGS (DEF.) AT BEG. OF YEAR	(149)
DEDUCT:	
Dividends	0
Other	0
RET. EARNINGS (DEF.) AT END OF YEAR	($122)

FPL ENERGY MAINE, INC.
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Maine Final Consolidated	Elims	FPL Energy Wyman LLC	FPL Energy Wyman IV LLC	FPL Energy Mason LLC	FPL Energy Cape, LLC	FPL Energy Maine, Inc.	FPL Energy Maine Operating Services LLC
PROPERTY, PLANT AND EQUIPMENT								
Elec. utility plant in ser. & other property	$381	$0	$41	$75	$0	$1	$0	$0
Nuclear fuel	0	0	0	0	0	0	0	0
Construction work in progress	3	0	0	0	0	0	0	0
Less accumulated depr. & amort.	(53)	0	(9)	(17)	0	0	0	0
Total prop., plant and eqpt. - net	331	0	32	58	0	1	0	0
CURRENT ASSETS								
Cash and cash equivalents	(2)	0	0	(1)	(1)	0	0	0
Customer receivables - net	1	0	0	1	0	0	0	0
Other receivables	31	0	13	1	0	0	0	0
Mat'ls., supplies & fossil fuel inv. - at avg. cost	5	0	2	3	0	0	0	0
Deferred clause expenses	0	0	0	0	0	0	0	0
Other	5	0	0	1	0	0	0	0
Total current assets	40	0	15	5	(1)	0	0	0
OTHER ASSETS:								
Special use funds	0	0	0	0	0	0	0	0
Other investments	6	(337)	0	0	0	0	338	0
Other	105	(99)	0	0	0	0	204	0
Total other assets	111	(436)	0	0	0	0	542	0
TOTAL ASSETS	$482	($436)	$47	$63	($1)	$1	$542	$0
CAPITALIZATION								
Common shareholders' equity	$455	($337)	$42	$59	($2)	$1	$443	($1)
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0	0
Total capitalization	455	(337)	42	59	(2)	1	443	(1)
CURRENT LIABILITIES								
Commercial paper	0	0	0	0	0	0	0	0
Note payable	0	0	0	0	0	0	0	0
Current maturities of long-term debt	0	0	0	0	0	0	0	0
Accounts payable	3	0	0	0	0	0	0	0
Customers' deposits	0	0	0	0	0	0	0	0
Accrued interest and taxes	0	0	0	0	0	0	0	0
Deferred clause revenues	0	0	0	0	0	0	0	0
Other	17	0	3	4	1	0	0	1
Total current liabilities	20	0	3	4	1	0	0	1
OTHER LIABILITIES AND DEFERRED CREDITS								
Asset retirement obligations	5	0	1	0	0	0	0	0
Accumulated deferred income taxes	0	(99)	0	0	0	0	99	0
Storm and property insurance reserve	0	0	0	0	0	0	0	0
Other	2	0	1	0	0	0	0	0
Total other liab. & def. credits	7	(99)	2	0	0	0	99	0
COMMITMENTS AND CONTINGENCIES								
TOTAL CAPITALIZATION AND LIABILITIES	$482	($436)	$47	$63	($1)	$1	$542	$0

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	Maine Final Consolidated	Elims	FPL Energy Wyman LLC	FPL Energy Wyman IV LLC	FPL Energy Mason LLC	FPL Energy Cape, LLC	FPL Energy Maine, Inc.	FPL Energy Maine Operating Services LLC
OPERATING REVENUES	$129	$7	$29	$44	$0	$1	($3)	$0
OPERATING EXPENSES								
Fuel, purchased power & interchange	51	0	13	40	0	0	(2)	0
Other operations and maintenance	22	0	5	4	(4)	1	1	(1)
Depreciation & amortization	12	0	2	4	0	0	0	0
Taxes other than income taxes	11	0	1	2	0	0	0	1
Total operating expenses	96	0	21	50	(4)	1	(1)	0
OPERATING INCOME	33	7	8	(6)	4	0	(2)	0
OTHER INCOME (DEDUCTIONS):								
Interest charges	0	0	0	0	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0	0	0	0	0
Equity in earnings of equity method investees	1	(43)	0	0	0	0	43	0
Other - net	8	(7)	3	3	9	0	0	0
Total other deductions - net	9	(50)	3	3	9	0	43	0
INCOME FROM OPERATIONS BEFORE INCOME TAXES	42	(43)	11	(3)	13	0	41	0
INCOME TAXES	15	0	0	0	0	0	15	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	27	(43)	11	(3)	13	0	26	0
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES								
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0	0	0	0	0
NET INCOME (LOSS)	27	(43)	11	(3)	13	0	26	0
RET. EARNINGS (DEF.) AT BEG. OF YEAR	(149)	297	(33)	(73)	8	1	(163)	(3)
DEDUCT:								
Dividends	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	($122)	$254	($22)	($76)	$21	$1	($137)	($3)

FPL ENERGY MAINE, INC.
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	FPL Energy Spruce Point LLC	Maine 1 Consolidated
PROPERTY, PLANT AND EQUIPMENT		
Elec. utility plant in ser. & other property	$0	$264
Nuclear fuel	0	0
Construction work in progress	0	3
Less accumulated depr. & amort.	0	(27)
Total prop., plant and eqpt. - net	0	240
CURRENT ASSETS		
Cash and cash equivalents	0	0
Customer receivables - net	0	0
Other receivables	0	17
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0
Deferred clause expenses	0	0
Other	0	4
Total current assets	0	21
OTHER ASSETS:		
Special use funds	0	0
Other investments	0	5
Other	0	0
Total other assets	0	5
TOTAL ASSETS	$0	$266
CAPITALIZATION		
Common shareholders' equity	$0	$250
Pref. stk. of FPL w/o sinking fund require.	0	0
Long-term debt	0	0
Total capitalization	0	250
CURRENT LIABILITIES		
Commercial paper	0	0
Note payable	0	0
Current maturities of long-term debt	0	0
Accounts payable	0	3
Customers' deposits	0	0
Accrued interest and taxes	0	0
Deferred clause revenues	0	0
Other	0	8
Total current liabilities	0	11
OTHER LIABILITIES AND DEFERRED CREDITS		
Asset retirement obligations	0	4
Accumulated deferred income taxes	0	0
Storm and property insurance reserve	0	0
Other	0	1
Total other liab. & def. credits	0	5
COMMITMENTS AND CONTINGENCIES		
TOTAL CAPITALIZATION AND LIABILITIES	$0	$266

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	FPL Energy Spruce Point LLC	Maine 1 Consolidating
OPERATING REVENUES	$0	$51
OPERATING EXPENSES		
Fuel, purchased power & interchange	0	0
Other operations and maintenance	0	16
Depreciation & amortization	0	6
Taxes other than income taxes	0	7
Total operating expenses	0	29
OPERATING INCOME	0	22
OTHER INCOME (DEDUCTIONS):		
Interest charges	0	0
Preferred stock dividends - FPL	0	0
Loss on redemption of preferred stock - FPL	0	0
Equity in earnings of equity method investees	0	1
Other - net	0	0
Total other deductions - net	0	1
INCOME FROM OPERATIONS BEFORE INCOME TAXES	0	23
INCOME TAXES	0	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	0	23
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES		
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0
NET INCOME (LOSS)	0	23
RET. EARNINGS (DEF.) AT BEG. OF YEAR	0	(183)
DEDUCT:		
Dividends	0	0
Other	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	$0	($160)

FPL ENERGY MAINE, INC.
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
($ Millions)

ASSETS	Maine 1 Consolidated	Elims	Kennebec Hydro Resources, Inc.	FPL Energy Maine Hydro LLC
PROPERTY, PLANT AND EQUIPMENT				
Elec. utility plant in ser. & other property	$264	$0	$0	$264
Nuclear fuel	0	0	0	0
Construction work in progress	3	0	0	3
Less accumulated depr. & amort.	(27)	0	0	(27)
Total prop., plant and eqpt. - net	240	0	0	240
CURRENT ASSETS				
Cash and cash equivalents	0	0	0	0
Customer receivables - net	0	0	0	0
Other receivables	17	0	0	17
Mat'ls., supplies & fossil fuel inv. - at avg. cost	0	0	0	0
Deferred clause expenses	0	0	0	0
Other	4	0	0	4
Total current assets	21	0	0	21
OTHER ASSETS:				
Special use funds	0	0	0	0
Other investments	5	4	2	(1)
Other	0	0	0	0
Total other assets	5	4	2	(1)
TOTAL ASSETS	$266	$4	$2	$260
CAPITALIZATION				
Common shareholders' equity	$250	$4	$2	$244
Pref. stk. of FPL w/o sinking fund require.	0	0	0	0
Long-term debt	0	0	0	0
Total capitalization	250	4	2	244
CURRENT LIABILITIES				
Commercial paper	0	0	0	0
Note payable	0	0	0	0
Current maturities of long-term debt	0	0	0	0
Accounts payable	3	0	0	3
Customers' deposits	0	0	0	0
Accrued interest and taxes	0	0	0	0
Deferred clause revenues	0	0	0	0
Other	8	0	0	8
Total current liabilities	11	0	0	11
OTHER LIABILITIES AND DEFERRED CREDITS				
Asset retirement obligations	4	0	0	4
Accumulated deferred income taxes	0	0	0	0
Storm and property insurance reserve	0	0	0	0
Other	1	0	0	1
Total other liab. & def. credits	5	0	0	5
COMMITMENTS AND CONTINGENCIES				
TOTAL CAPITALIZATION AND LIABILITIES	$266	$4	$2	$260

CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 2003
($ Millions)

INCOME STATEMENT	Maine 1 Consolidated	Elims	Kennebec Hydro Resources, Inc.	FPL Energy Maine Hydro LLC
OPERATING REVENUES	$51	$0	$0	$51
OPERATING EXPENSES				
Fuel, purchased power & interchange	0	0	0	0
Other operations and maintenance	16	0	0	16
Depreciation & amortization	6	0	0	6
Taxes other than income taxes	7	0	0	7
Total operating expenses	29	0	0	29
OPERATING INCOME	22	0	0	22
OTHER INCOME (DEDUCTIONS):				
Interest charges	0	0	0	0
Preferred stock dividends - FPL	0	0	0	0
Loss on redemption of preferred stock - FPL	0	0	0	0
Equity in earnings of equity method investees	1	(1)	1	1
Other - net	0	0	0	0
Total other deductions - net	1	(1)	1	1
INCOME FROM OPERATIONS BEFORE INCOME TAXES	23	(1)	1	23
INCOME TAXES	0	0	0	0
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	23	(1)	1	23
CUM. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES				
FASB Interpretation No. 46, "Consol. of Variable Interest Entities," net of income taxes	0	0	0	0
NET INCOME (LOSS)	23	(1)	1	23
RET. EARNINGS (DEF.) AT BEG. OF YEAR	(183)	0	6	(189)
DEDUCT:				
Dividends	0	0	0	0
Other	0	0	0	0
RET. EARNINGS (DEF.) AT END OF YEAR	($160)	($1)	$7	($166)